   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1998
                                                      REGISTRATION NO. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                             BANKVEST CAPITAL CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

     MASSACHUSETTS                  7394                    043124117
    (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
    JURISDICTION OF       INDUSTRIAL CLASSIFICATION   IDENTIFICATION NUMBER)
    INCORPORATION OR            CODE NUMBER)
     ORGANIZATION)
                               ----------------
                             200 NICKERSON ROAD
                             MARLBORO, MA 01752
                                508-485-8080
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                         OF REGISTRANT'S PRINCIPAL
                             EXECUTIVE OFFICES)
                               ----------------
                                PAUL S. GASS
                            PRESIDENT AND CHIEF
                             EXECUTIVE OFFICER
                           BANKVEST CAPITAL CORP.
                             200 NICKERSON ROAD
                             MARLBORO, MA 01752
                                508-485-8080
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                          INCLUDING AREA CODE, OF
                             AGENT FOR SERVICE)
                               ----------------
                                   COPIES TO:
       RICHARD J. SNYDER, ESQ.                  STANLEY KELLER, ESQ.
      GOLDSTEIN & MANELLO, P.C.                  PALMER & DODGE LLP
         265 FRANKLIN STREET                      ONE BEACON STREET
           BOSTON, MA 02110                     BOSTON, MA 02108-3109
        PHONE: (617) 946-8000                   PHONE: (617) 573-0100
         FAX: (617) 439-8988                     FAX: (617) 227-4420
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d)
under the Securities Act, list the Securities Act registration statement number of the earlier effective registration statement for the same offering and check the following box. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE
================================================================================

       TITLE OF EACH CLASS OF        PROPOSED MAXIMUM AGGREGATE    AMOUNT OF
    SECURITIES TO BE REGISTERED         OFFERING PRICE(1)(2)    REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, $ 1.00 par value......        $42,550,000            $12,552.25

================================================================================
(1) Includes shares of Common Stock (up to $5,550,000 of the aggregate offering price) which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                Subject to completion, dated September 30 , 1998

Prospectus
dated     , 1998

                                       Shares

                [LOGO OF BANKVEST CAPITAL CORP. APPEARS HERE]

                                  Common Stock

The shares of Common Stock (the "Common Stock") offered hereby (the "Offering") are being sold by BankVest Capital Corp. ("BankVest" or the "Company") and certain stockholders of the Company (the "Selling Stockholders"). The Company will not directly receive any of the proceeds from the sale of shares by the Selling Stockholders.

Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price for the Common
Stock will be between $     and $     per share. See "Underwriting" for
information relating to the factors to be considered in determining the public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "BVST."

SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           Price to Underwriting Proceeds to Proceeds to Selling
                            Public  Discount (1) Company (2)    Stockholders
--------------------------------------------------------------------------------
Per Share ................   $          $            $               $
--------------------------------------------------------------------------------
Total (3) ................  $          $            $               $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at approximately
    $    .

(3) The Company has granted the Underwriters a 30-day option to purchase up to
    an additional     shares of Common Stock solely to cover over-allotments,
    if any, at the Price to Public shown above, less the Underwriting Discount. If this option is exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $    , $     and $
       , respectively, and the Proceeds to Selling Stockholders will remain unchanged. See "Underwriting."

The shares of Common Stock are offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for such shares of Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota or in book-entry form through the book-entry facilities of The Depository Trust Company on or
about    , 1998.

Piper Jaffray Inc.
                   CIBC Oppenheimer Corp.
                                          Friedman, Billings, Ramsey & Co., Inc.

                [LOGO OF BANKVEST CAPITAL CORP. APPEARS HERE]

Inside front cover sets forth four (4) bar graph charges which describe the amount and size of lease applications, lease organizations, managed receivables and total revenues of the Company for the years ended June 30, 1995, 1996, 1997 and 1998, except in the case of managed receivables which describes such amounts for the period at June 30.

                             [GRAPHS APPEAR HERE]


(1) Managed receivables means the aggregate lease receivables as to which the Company provides billing and collection services, whether or not the
    Company actually owns such lease receivables.
--------------------------------------------------------------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES OF COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE OFFERING TO COVER A SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME . FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the related Notes, appearing elsewhere in this Prospectus. Unless the context indicates otherwise, all references to the "Company" or "BankVest" include BankVest Capital Corp., a Massachusetts corporation, and its wholly-owned subsidiaries. The information in this Prospectus (i) gives effect both to a two for one stock split effected as of June 16, 1998, and the recapitalization (the "Recapitalization") described under "Recapitalization" and (ii) assumes that the Underwriters' over-allotment option is not exercised. Certain terms are defined in the "Glossary" appearing as Appendix A.

                                  THE COMPANY

  BankVest Capital Corp. ("BankVest" or the "Company") is a commercial finance company engaged in the origination, sale, securitization and servicing of non-cancelable equipment leases to small and mid-sized businesses and the sale of related services. The Company is a national provider of small-ticket leases with original equipment acquisition costs typically ranging from $5,000 to $250,000 and primarily financing automotive diagnostic, computer, printing, manufacturing, automotive repair, office, healthcare and telecommunications equipment. The Company also, from time to time, originates leases with original equipment acquisition costs in excess of $250,000. The average cost of equipment leased by the Company from its commencement of active operations in late 1994 through June 30, 1998 was approximately $22,000, with terms generally ranging from 12 to 87 months and a weighted average initial term of 51 months. During the year ended June 30, 1998, the weighted average yield on leases originated was 14.1%. Leases are originated through a direct sales force of 3l sales professionals, including nine senior sales officers who have an average of more than 14 years of leasing industry experience. The direct sales force operates out of 16 sales locations and covers all regions of the continental United States. The Company's centralized underwriting, servicing and collection activities support its decentralized sales force and allow the Company to manage the risks and costs associated with its growing lease portfolio.

  The Company markets its customized, service-oriented lease products through three sales channels: (i) national, regional and local equipment vendors; (ii) directly to new and existing customers; and (iii) on a private label or co-branded basis to customers of financial institutions which have become participants in the Company's Bank Program. In addition, the Company has formal and informal arrangements with a select group of approximately ten lease brokers which provide a flow of referrals to the Company. To date, approximately 87% of the Company's lease origination volume has been generated through its vendor programs. However, the Company expects to originate an increasing proportion of its leases from, among other sources, repeat business from existing customers and through its Bank Program. The Company believes that delivery of quality customer service has resulted in a significant amount of repeat business. For the year ended June 30, 1998, 18% of the dollar volume of the Company's lease originations were derived from customers who had previously obtained lease financing from the Company. Management anticipates that the Bank Program, whose participants include Star Bank, N.A. in Cincinnati, Ohio, Firstar Bank Milwaukee, N.A. in Milwaukee, Wisconsin and other financial institutions, will allow the Company to expand its customer base and originations by marketing lease products to such banks' customers.

  The Company uses a variety of sources of capital, including private equity, subordinated debt, warehouse lines of credit, securitizations, sales by assignment and term loans to fund its lease originations and operations. Historically, the Company has sold, and intends to continue to sell, a substantial portion of its lease originations through securitizations and sales by assignment. The Company initially funds lease originations through warehouse lines of credit and working capital. On a monthly or more frequent basis, the Company transfers leases and the related equipment to a wholly-owned, special purpose subsidiary. This subsidiary in turn sells and transfers its interest in the leases being securitized and the related equipment to an unaffiliated bank conduit which generally issues commercial paper. The Company may also sell its lease receivables through a term note securitization. The Company completed its first term note securitization of
$    million on    , 1998. Under this term note securitization, the leases and the related equipment were purchased from the bank conduits by a special purpose subsidiary of the Company which issued notes to investors secured by the payments under the leases and the related equipment. This securitization relied, in part, on credit enhancement provided by MBIA Insurance Company ("MBIA"), a monoline insurer, which guaranteed scheduled payments of interest and ultimate payment of principal on one of the classes of notes issued in the transaction in order to secure ratings for such notes of "AAA" by Standard & Poor's Rating Group ("Standard & Poor's") and "Aaa" by Moody's Investors Service ("Moody's").

  Since it began active operations in late 1994, BankVest has experienced significant growth in originations and net income. Originations increased from $6.6 million to $206.4 million, and net income increased from ($332,000) to $l.0 million, for the fiscal years ended June 30, 1995 and June 30, 1998, respectively. To facilitate this growth, the Company has expanded from 3 to 17 sales locations and from 14 to 114 full-time employees from June 30, 1995 to June 30, 1998. As of June 30, 1998, the Company managed 14,087 leases with gross lease receivables of $317.0 million.

  The Company believes that one of its major strengths is its seasoned management team, whose extensive experience in the small-ticket leasing industry provides the Company with expertise in sales and marketing, operations, customer service, collections, accounting, management information systems and legal matters. Paul S. Gass, the Company's Chief Executive Officer, has over 34 years of experience in the leasing industry. John P. Colton, the Company's Executive Vice President, has over 25 years of experience in the leasing industry. Mr. Gass and Mr. Colton are supported by a senior management team of seven additional professionals. This nine member management team has an average of more than 16 years of experience in the leasing industry with a variety of large commercial finance companies. Each member of senior management has an equity interest in the Company. See "Management."

INDUSTRY OVERVIEW

  The equipment leasing industry has grown rapidly in the United States over the past decade and represents a large and growing source of business financing. According to the Equipment Leasing Association of America ("ELA"), 80% of all United States businesses use leasing or financing to acquire capital assets. Such lease financing in the United States increased from approximately $122 billion in 1992 to an estimated $183 billion in 1998. The Company estimates that approximately $70 to $80 billion of lease financing in 1998 will be in the small-ticket segment of the market. The Company believes that small-ticket equipment leasing is one of the most rapidly growing segments of the industry primarily due to: (i) the increasing acceptance of leasing by small and mid-sized businesses; (ii) the need for alternative providers of equipment finance due to the significant increase in bank consolidations in the past decade and the consequent loss of many community-based banks that traditionally provided equipment financing to small and mid-sized businesses; (iii) the inability or unwillingness of larger banks to adequately address the small-ticket leasing market; (iv) the decrease in equipment cost as a result of technological innovation; and (v) the need for flexible financing terms and rapid turnaround times in processing equipment financing transactions and the consequent recognition by small and mid-sized businesses that specialized commercial finance companies such as the Company can provide faster and more efficient service than traditional financial institutions.


BUSINESS STRATEGY

  The Company intends to continue pursuing its goal of becoming a leading provider of equipment financing in the small-ticket leasing market. The following strategic elements are integral to the Company's success in achieving its goal:

 Operating Strategy

  . Provide a superior level of customer service. The Company offers consistent underwriting standards and rapid turnaround of lease applications and documentation. The Company also provides flexible and creative structuring of programs to its vendors, banks and lessees.

  . Capitalize on its experienced senior management team. The members of the Company's senior management team have an average of more than 16 years of leasing experience and have played key management roles in large, well-known commercial finance companies. This experience has enabled the Company to grow by building a quality sales force, operations staff, infrastructure and sources of funding that are competitive with larger, longer-established companies.

  . Capitalize on its experienced sales and operations personnel. The
    Company's sales team consists of 31 professionals, including nine senior sales officers who have an average of more than 14 years of experience in developing local, regional and national vendor lease referral relationships. They are supported by a credit and operations staff of 48 persons who have an average of more than 10 years of experience in the commercial finance industry. Together, the Company's sales and operations personnel have significant skills and records of accomplishment in new business development, lease originations, credit evaluation, documentation and servicing and provide the Company with the ability to develop innovative lease products, programs and systems to meet customer needs.

  . Utilize customized, state-of-the-art technologies. The Company utilizes
    CreditWare, the Company's proprietary front-end booking system, LeasePak U/X, a widely-used lease accounting and back-end servicing system licensed to the Company, and CreditVest, the Company's sophisticated proprietary credit scoring and evaluation system, as well as the Company's website-based lease application, documentation and processing capabilities to improve customer service and management reporting, while reducing costs and enhancing efficiency and profitability.

  . Maintain diversified sources of funding. Through the establishment and maintenance of relationships with a diverse group of funding sources, the Company is able to access capital at a cost which is competitive with that available to larger companies.

 Growth Strategy

  . Expand vendor relationships and increase penetration of its core vendor customer base. The Company intends to develop new vendor relationships, including national vendor accounts, and increase its penetration into the customer bases of its existing vendors by continuing to stress its flexible, creative marketing programs, technology, personal service and commitment to problem solving. The Company is also seeking to expand vendor relationships by supporting vendors in new geographic areas, such as Canada, and with new products, such as leases for equipment with costs in excess of $250,000.

  . Promote the Company's Bank Program. The Company is focused on expanding the Bank Program by: (i) providing training, sales and marketing support to bank loan officers and other bank personnel to enable them effectively to promote the Company's lease programs; (ii) assisting bank personnel in analyzing available customer data to develop suitable targets for the Company's lease programs; (iii) initiating direct marketing campaigns focused on reaching targeted bank customers; and (iv) using the Company's customized technologies, including CreditWare, CreditVest and the Company's website-based lease application, documentation and processing capabilities which can be accessed directly or through hyperlink from the websites of Bank Program participants. The Company also intends to increase the number of participating financial institutions by continuing to promote the advantages to such institutions of providing lease programs.

  . Increase the productivity of the Company's decentralized sales force. The
    Company is undertaking a number of initiatives to increase the productivity of its sales force, including: (i) providing superior operations support and service to existing vendors to allow its sales force to focus on developing new vendor programs; (ii) using marketing research to target new vendors and customers; (iii) increasing awareness and utilization of the Company's existing technology platform to streamline the administrative process; and (iv) developing new lease programs to meet the diverse needs of its customer base.

  The Company's principal executive office is located at 200 Nickerson Road, Marlboro, Massachusetts 01752 and its telephone number is (508) 485-8080. In certain states, the Company operates through its wholly-owned subsidiary, LeaseVest Capital Corp.

                                  THE OFFERING

Common Stock offered by the Compa-            shares(1)
 ny...............................
Common Stock offered by the Sell-             shares
 ing Stockholders.................
Common Stock and Non-Voting Common
 Stock to be outstanding after the
 Offering.........................            shares(2)
Use of proceeds...................  The net proceeds from the Offering will be used for the repayment of $15.0 million of
                                    subordinated indebtedness plus accrued
                                    interest, payment of $   of accumulated
                                    dividends on the Company's preferred stock,
                                    and working capital and other general
                                    corporate purposes, including the
                                    origination of leases and the expansion of
                                    operations. Pending application, the net
                                    proceeds will be used to reduce short-term
                                    indebtedness. See "Use of Proceeds."
Proposed Nasdaq National Market     "BVST"
 symbol...........................

--------
(1) Excludes up to an aggregate of     shares of Common Stock, $1.00 par value,
    that the Underwriters have the option to purchase from the Company to cover over-allotments, if any. See "Underwriting."
(2) Includes     outstanding shares of Common Stock and     outstanding shares
    of Non-Voting Common Stock, $1.00 par value (the "Non-Voting Common Stock"). Excludes as of August 31, 1998: (i) 1,100,000 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan (the "1995 Plan"), of which options exercisable for 793,500 shares of Common Stock were outstanding; (ii) 32,010 shares of Common Stock reserved for issuance upon conversion of 32,010 outstanding shares of Non-Voting Common Stock; (iii) 634,476 shares of Common Stock reserved for issuance under outstanding warrants; and (iv) 72,000 shares of Non-Voting Common Stock reserved for issuance under outstanding warrants and an equal number of shares of Common Stock reserved for issuance upon conversion of such shares of Non-Voting Common Stock into Common Stock. See "Management--Stock Option, Incentive and Benefit Plans" and "Certain Transactions."

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain material factors that should be considered in connection with an investment in the Common Stock offered hereby.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

                                          YEARS ENDED JUNE 30,
                             --------------------------------------------------
                                1995         1996         1997         1998
                             -----------  -----------  -----------  -----------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DA-
 TA(1):
 Revenues:
  Earned income on lease
   contracts...............  $       175  $     1,251  $     3,556  $     5,217
  Net gain from lease
   contract sales..........          203        1,228        4,681       13,812
  Servicing fees and late
   charges.................          --            51          435        1,885
  Other income.............           24          124          383        1,537
                             -----------  -----------  -----------  -----------
    Total revenues.........          402        2,654        9,055       22,451
                             -----------  -----------  -----------  -----------
 Operating and other
 expenses:
  Selling, general and
   administrative..........          566        1,550        4,550       11,123
  Provision for credit
   losses and recourse on
   sales of leases.........          105          528        2,529        5,902
  Interest.................           63          551        1,541        3,384
                             -----------  -----------  -----------  -----------
    Total operating and
     other expenses........          734        2,629        8,620       20,409
                             -----------  -----------  -----------  -----------
 Income (loss) before
 income tax provision......         (332)          25          435        2,042
 Income tax provision......          --           --            35        1,015
                             -----------  -----------  -----------  -----------
 Net income (loss).........         (332)          25          400        1,027
 Accumulated preferred
 stock dividends and
 accretion.................          --           (43)        (529)        (608)
                             -----------  -----------  -----------  -----------
 Net income (loss)
 available for common
 stockholders..............  $      (332) $       (18) $      (129) $       419
                             ===========  ===========  ===========  ===========
 Basic net income (loss)
 per common share..........  $     (0.25) $     (0.01) $     (0.05) $      0.15
 Diluted net income (loss)
 per common share..........  $     (0.25) $     (0.01) $     (0.05) $      0.13
 Shares used to compute
  basic net income (loss)
  per common share.........    1,345,235    2,227,191    2,607,113    2,729,693
 Shares used to compute
  diluted net income (loss)
  per common share.........    1,345,235    2,227,191    2,607,113    3,171,728
PRO FORMA STATEMENT OF
 OPERATIONS DATA(2):
 Pro forma net income
 available for common
 stockholders..............                                         $     1,027
                                                                    ===========
 Pro forma basic net income
 per common share..........                                         $      0.19
 Pro forma diluted net
 income per common share...                                         $      0.18
 Pro forma shares used to
  compute basic net income
  per common share.........                                           5,331,640
 Pro forma shares used to
  compute diluted net
  income per common share..                                           5,773,675

                                                           JUNE 30, 1998
                                                    ---------------------------
                                                                      PRO FORMA
                                                                         AS
                                                            PRO FORMA ADJUSTED
                                                    ACTUAL     (3)     (3)(4)
                                                    ------- --------- ---------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents......................... $ 1,140  $ 1,140
 Restricted cash(5)................................  16,224   16,224
 Net investment in lease contracts(6)..............  55,541   55,541
 Notes receivable..................................   4,508    4,508
 Due from funding sources..........................  10,518   10,518
 Total assets......................................  95,834   95,834
 Total liabilities.................................  78,722   79,699
 Preferred stock and redeemable common stock
  warrants.........................................  13,542      126
 Stockholders' equity..............................   3,570   16,009

                                                YEARS ENDED JUNE 30,
                                         -------------------------------------
                                          1995      1996      1997      1998
                                         -------  --------  --------  --------
                                               (DOLLARS IN THOUSANDS)
OTHER DATA:
 Dollar amount of applications.........  $19,621  $ 81,642  $272,432  $598,253
 Number of applications................      613     3,283    10,977    19,884
 Average application size (not in
  thousands)...........................  $32,008  $ 24,868  $ 24,818  $ 30,087
 Credit approval percentage (as a
  percentage of number of
  applications)........................       72%       61%       68%       71%
 Approved applications resulting in
  lease originations...................       72%       80%       66%       62%
 Lease originations(7).................  $ 6,565  $ 29,595  $102,733  $206,430
 Number of leases originated...........      316     1,609     4,931     8,796
 Number of leases outstanding, end of
  period...............................      316     1,831     6,459    14,087
 Average equipment cost of lease
  originations (not in thousands)......  $20,775  $ 18,394  $ 20,834  $ 23,469
 Weighted average term of leases
  originated (months)..................       48        48        48        53
 Managed receivables, end of
  period(8)............................  $ 7,923  $ 37,114  $136,938  $317,009
 Total reserves as a percentage of net
  managed receivables, end of period...      1.6%      2.0%      2.1%      2.4%
 Delinquencies over 30 days past due,
  end of period(9).....................      0.7%      1.3%      2.7%      3.1%
 Net charge-offs percentage(10)........      0.2%      0.2%      1.0%      1.1%
 Ratio of debt to total equity(11).....      2.6x      0.4x      3.8x      2.2x
 Ratio of debt to equity plus
  subordinated debt(12)................      2.6x      0.4x      0.8x      0.7x
 Number of full-time employees, end of
  period...............................       14        30        57       114
 Number of sales locations, end of
  period(13)...........................        3         6        13        16

--------
 (1) From its inception in 1991 through June 30, 1994, the Company had no operating activity and incurred nominal expenses.
 (2) The pro forma net income available for common stockholders and pro forma share and per share amounts assume the conversion of all classes of preferred stock into Common Stock and Non-Voting Common Stock, as applicable, pursuant to the Recapitalization and the payment of the proceeds from the sale of the number of shares that would be issued in the Offering to pay the estimated amount of the accumulated preferred stock dividends as though such conversion and issuance occurred at the beginning of the period. See "Recapitalization."
 (3) After giving effect to the Recapitalization as though it had occurred as of June 30, 1998. See "Recapitalization."
 (4) Adjusted to reflect the sale of shares of Common Stock offered by the
     Company hereby, at an assumed initial public offering price of $    per
     share (the mid-point of the range set forth on the cover page of this Prospectus), after deducting the estimated underwriting discount and offering expenses, and the application of the net proceeds thereof. See "Use of Proceeds."
 (5) Restricted cash includes (i) cash held in escrow related to sales of lease receivables originated through one vendor (see Note 9 to the Consolidated Financial Statements) and (ii) amounts collected by the Company as part of its servicing obligation and held for the benefit of the third parties to whom the lease receivables were sold.
 (6) The net investment in lease contracts includes the Company's net investment in owned lease receivables and its retained interest in lease receivables which have been sold by assignment or through securitization.
 (7) Lease originations represent original equipment costs and related expenses of all leases originated during the period, but do not include initial direct costs and allowances for doubtful accounts associated with net investment in lease contracts.
 (8) Managed receivables means the aggregate lease receivables as to which the Company provides billing and collection services, whether or not the Company actually owns them, including leases sold by assignment or through securitization.

 (9) Delinquencies over 30 days past due is calculated by dividing delinquencies over 30 days past due by net managed receivables less lease receivables originated but unbilled of $12.0 million and $7.6 million at June 30, 1997 and 1998, respectively.
(10) Net charge-offs percentage is calculated by dividing net charge-offs by average net managed receivables less lease receivables originated but unbilled of $12.0 million and $7.6 million at June 30, 1997 and 1998, respectively.
(11) For purposes of this ratio calculation, "debt" includes the balances of revolving credit borrowings, bank notes payable and subordinated debt, and "equity" includes total stockholders' equity plus the balance of preferred stock and redeemable common stock warrants. All such balances were derived from the Company's consolidated balance sheet as of the applicable year end. The balance of the subordinated debt included within the calculation will be repaid with a portion of the net proceeds of the Offering.
(12) This ratio is calculated as set forth in footnote 11, except subordinated debt is included in "equity," not "debt."
(13) For 1998, represents the number of sales locations as of August 31, 1998 rather than June 30, 1998.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, an investor should consider carefully the following factors before investing in the Common Stock offered hereby.

  The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus, including the risk factors discussed below, should be read as being applicable to all related forward looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein or in the documents incorporated by reference herein.

DEPENDENCE ON EXTERNAL FINANCING

  Liquidity. The Company requires a substantial amount of cash to implement its business strategy. The Company's primary operating cash requirements include (a) funding of equipment leases, (b) interest and principal on borrowings, (c) fees and expenses incurred in connection with lease sales and securitizations, (d) income tax payments and (e) administrative and other operating expenses. These cash requirements will increase as the Company's lease originations increase. The Company historically has obtained cash required for operations through (i) the sale of leases by assignment, (ii) the sale of leases through securitization transactions, (iii) borrowings under term loans and warehouse lines of credit and (iv) servicing and other fees, as well as from private placements of subordinated debt and equity. The Company will continue to be dependent on its ability to secure additional financing to originate leases and to satisfy other working capital needs. No assurance can be given that the Company will have access to capital markets in the future for equity or debt issuances or for securitizations, or that financing through warehouse lines of credit or other means will be available on acceptable terms. The failure of the Company to access capital markets or obtain acceptable financing could impede growth and have a material adverse effect on its results of operations, financial condition, liquidity and prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Warehouse lines of credit. The Company funds a significant portion of the leases it originates through its warehouse lines of credit, pursuant to which leases are financed on a temporary basis pending aggregation of sufficient pools of leases for permanent funding. The Company currently has three warehouse lines of credit aggregating $41.5 million. Warehouse lines of credit are generally of short maturity and, accordingly, the Company must replace or renew them from time to time. There can be no assurance that the Company will be successful in renewing, replacing or increasing as needed its lines of credit, and the failure to do so could have a material adverse effect on the Company's business, liquidity and cash flow. Borrowings under the warehouse lines of credit are primarily repaid with the proceeds received by the Company from sales of leases in securitization transactions and sales by assignment. Any inability of the Company to securitize lease receivables or to transfer lease receivables by assignment could have a material adverse effect on the Company's ability to obtain new warehouse lines of credit, maintain or renew its existing warehouse lines of credit or reduce indebtedness thereunder. Further, the failure of the Company to obtain or maintain warehouse lines of credit or other financings with acceptable pricing, advance rates and other terms acceptable to the Company could have a material adverse effect on the Company's cash flow, liquidity and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Sources of Funding--Warehouse Lines of Credit."

  Securitizations and other lease sales. The Company depends in part on securitizations, sales by assignment or other structured financings for refinancing amounts outstanding under its warehouse lines of credit and to generate cash for funding of new leases. For the year ended June 30, 1998, gains resulting from the sale of the Company's leases through securitizations represented 46% of the Company's total revenues and gains resulting from sales by assignment represented 16% of the Company's total revenues. The Company relies on two methods for securitization of its leases--conduit securitizations and term note securitizations. In conduit securitizations, the Company transfers pools of leases and the related equipment to a wholly-owned special purpose subsidiary. The subsidiary in turn sells and transfers its interest in the leases and the related equipment to an unaffiliated bank conduit which generally issues commercial paper. Each of the Company's conduit facilities places limitations on the volume of the Company's leases which may be securitized under that facility. The failure of the Company to renew its existing conduit facilities, increase its capacity under existing conduit facilities or to add new conduit facilities could have a material adverse effect on the Company's financial condition, liquidity and results of operations.

  In term note securitizations, the leases and the related equipment are purchased from the Company or bank conduits by a special purpose subsidiary of the Company which issues notes secured by the payments under the leases and the related equipment. The Company's ability to complete and control the timing of term note securitization transactions is affected by a number of factors, some of which are beyond the Company's control, including conditions in the securities markets generally, conditions in the asset-backed securities markets, the credit quality of the Company's lease originations, compliance of the Company's leases with the eligibility requirements established in connection with securitizations, the Company's ability to obtain third-party credit enhancement and the Company's ability to service its managed receivables adequately. The Company closed its first term note securitization
on     , 1998. This securitization relied, in part, on credit enhancement provided by MBIA, which guaranteed scheduled payments of interest and ultimate payment of principal on one of the classes of notes issued in the securitization in order to secure ratings for such class of notes of "AAA" by Standard & Poor's and "Aaa" by Moody's. The Company anticipates utilizing similar term note securitizations on a regular basis in the future, and the unwillingness of MBIA or another such insurer to guarantee such notes, or any impairment of the credit rating of any such insurer, could materially adversely affect the interest rate on and the ability of the Company to sell such notes. Any substantial reduction in the availability of the securitization market for the Company's leases or any adverse change in the terms of such securitizations could have an adverse effect on the Company's financial condition, liquidity and results of operations.

   In sales by assignment, the Company sells leases and the related equipment to an institutional purchaser on a limited recourse basis. The failure of the Company to renew its sales facilities, increase its capacity under such facilities or add new facilities could have a material adverse effect on the Company's financial condition, liquidity and results of operation. See "-- Interest Rate and Cost of Funds Risk" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Securitizations and Other Lease Sales."

RISK OF REALIZATION OF RETAINED INTERESTS

  The Company has securitized or sold by assignment a substantial portion of the leases it originates. In each securitization transaction, the Company transfers a pool of leases and the related equipment to a wholly-owned special purpose subsidiary. Through its securitizations, the Company receives, as consideration for transferring the leases, a substantial percentage of the aggregate present value of adjusted future cash flows from such leases. In addition, the Company retains a non-certificated undivided interest in the remaining future cash flows (generally 12%), which is included on the Company's balance sheet as a "retained interest" in the leases being sold or securitized. The Company also holds a similar retained interest on its balance sheet relating to sales by assignment (up to 15% of future cash flows), except that these sales are made directly to the funding sources rather than to wholly-owned subsidiaries.

  The right to receive payment in respect of the retained interest is limited to the cash flow available after payment of: (i) the portion of the lease payments due to the purchaser of the securitized or sold leases; (ii) amounts of principal and interest due to the noteholders to whom securitized leases have been pledged as collateral; and (iii) servicing, backup servicing, trustee, custodial and insurance and credit enhancement fees, if any, and other securitization and sale expenses. As a result, the Company's retained interest and its right to the equipment residual values, if any, are effectively subordinated and consequently all credit losses incurred on the entire portfolio of leases transferred in a particular securitization or sale transaction are borne by the Company, to the extent of its retained interest. Accordingly, relatively small fluctuations between estimated and actual charge-off rates could be material in relation to the Company's retained interest and its right to the equipment residual values, if any, and could have an adverse effect on the Company's ability to realize its recorded basis in the retained interest and its right to the equipment residual values, if any. In the event of an increase in anticipated charge-offs, the Company would be required to reduce the carrying amount of the retained interest and to record a charge to earnings in the period in which the event occurred or became known to management.

  In each securitization and sales transaction, the Company is entitled to repurchase non-performing leases or substitute performing leases for non-performing leases, subject to certain limitations. The right of lease repurchase or substitution is exercised from time to time by the Company in order to prevent non-performing leases from exceeding specified limitations in each securitization or sale transaction. However, should these limitations be exceeded because of a significant increase in non-performing leases which renders repurchase or substitution impractical or untimely, the Company may be precluded from securitizing or selling additional leases and its ability to realize its recorded basis in the retained interest may be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Securitizations and Other Lease Sales."

EQUIPMENT RESIDUAL VALUE RISK

  Certain leases originated by the Company have equipment residual values that are retained by the Company notwithstanding the sale of the related lease receivables. The equipment residual values are equal to the estimated fair market value of the equipment at the end of the contract term of the lease and are recorded as an asset on the Company's balance sheet. The Company's results of operations depend, in part, upon its ability to realize these equipment residual values. Realization of equipment residual values is achieved through sale of the equipment to the lessee or on the secondary market or through re-lease of the equipment. Realization of equipment residual values depends on many factors that are outside the Company's control, including general market conditions at the time of expiration of the lease, wear and tear on, or use of, the equipment, the cost of comparable new equipment, the extent, if any, to which the equipment has become technologically or economically obsolete during the contract term and the effects of any additional or amended government regulations. Additionally, the Company's equipment residual values are available to the purchasers of the leases to satisfy the obligations to such purchasers. To the extent that leases are in default, the Company's ability to realize such equipment residual values may be impaired. Any reductions in the estimated equipment residual values are charged to operations in the period the change in estimate occurs. If, upon the expiration of a lease, the Company sells or re-leases the underlying equipment and the amount realized is less than the recorded equipment residual value of such equipment, a loss reflecting the difference will be recognized by the Company. Any failure by the Company to realize aggregate recorded equipment residual values could have a material adverse effect on its financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Treatment."

INTEREST RATE AND COST OF FUNDS RISK

  The Company's profitability is determined by, among other things, the difference between the implicit lease rate charged to lessees and the Company's cost of funds. The implicit lease rates charged by the Company are based in part on interest rates prevailing in the market at the time of lease approval. Until the Company obtains fixed rate funding for a lease through securitization, sale by assignment or a term loan, the Company generally funds the cost of the lease origination under its variable rate warehouse lines of credit. The Company's operating margins would be adversely affected if interest rates were to increase between the time the Company commits to originate leases and obtains fixed rate funding. Future increases in the Company's cost of funds could result in the Company raising the implicit lease rate charged in connection with future originations, which could cause customers to seek funding elsewhere. The Company does not currently hedge against interest rate increases in the short-term (i.e. 30-90 days), but is required under its conduit securitization facilities to hedge the Company's variable interest rate risk under those facilities. In addition to the risk of the counterparty failing to perform its obligations under the Company's interest rate swap agreements, the potential for breakage costs under the swap agreements could, during a period of adverse movements in interest rates, increase the costs associated with a term note securitization and accordingly reduce the Company's financing flexibility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIMITED OPERATING HISTORY

  The Company commenced leasing operations in September 1994, and therefore has a limited history of operations. While the Company has had three consecutive years of increasing profitability, there can be no assurance that the Company's operations will remain profitable in future periods, nor can there be any assurance that the Company will successfully implement its growth strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  In addition, the Company has only recently established its Bank Program and has, to date, entered into formal operating relationships with only six banks. While the Company's management has experience in leasing to customers of banks and other financial institutions, and believes that its Bank Program will be attractive to financial institutions, there can be no assurance that a large number of financial institutions will participate in the Bank Program. In addition, the success of the Company's Bank Program will depend upon several factors over which the Company has no control, including the continued goodwill of the managements of such financial institutions, the stability of the financial institutions involved in the Bank Program, and the continuing decision of participating institutions not to provide such leasing services themselves. See "Business--Sales and Marketing--Bank Program."

MANAGEMENT OF GROWTH

  The Company has grown significantly since it commenced operations. This growth has placed, and if sustained will continue to place, a burden on the administrative and financial resources of the Company. Accordingly, the Company's financial condition and results of operations will depend on management's ability to manage effectively any future growth.

  The Company's ability to sustain continued growth is dependent on its capacity to attract, evaluate, finance and service increasing volumes of leases of suitable yield and credit quality. Accomplishing such a result on a cost-effective basis is largely a function of the Company's ability to market its products effectively, to manage the credit evaluation process to assure adequate portfolio quality, to provide competent, attentive and efficient servicing, to maintain access to institutional financing sources to achieve an acceptable cost of funds, to make investments in technology to support higher volumes of leases, to maintain high quality customer service in response to competitive conditions and to hire, train, supervise and manage new employees. Any failure by the Company to market its products effectively, maintain its portfolio quality, provide high quality customer service or support, service its leases effectively, obtain institutional financing at reasonable rates, successfully implement technological improvements, increase management, financial and administrative resources or be able to identify, attract and retain qualified personnel could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Business."

DEPENDENCE ON CREDITWORTHINESS OF LESSEES

  The Company specializes in originating leases with respect to equipment having original acquisition costs ranging from $5,000 to $250,000, generally involving small and mid-size commercial lessees located throughout the United States. Typically, the success of small businesses and their ability to make payments under the Company's leases are dependent upon the management, talents and efforts of one person or a small group of persons, and the death, disability or resignation of one or more of these persons could have an adverse impact on their business. Moreover, small businesses may be more vulnerable to economic downturns and often need substantial additional capital to expand or compete. Small business leases, therefore, generally entail a greater risk of non-performance and higher delinquencies and losses than leases entered into with larger, more creditworthy lessees. In addition, there is limited publicly available information about such small businesses and they often do not have audited financial statements. Accordingly, the Company must rely on the diligence of its employees and agents to obtain information in connection with the Company's credit decisions.

  The Company also, from time to time, originates leases with original equipment acquisition costs in excess of $250,000. Approximately 7% of the Company's managed receivables as of June 30, 1998 were in this segment. A single delinquency or default of this magnitude could have a disproportionately large impact on the Company's overall performance.

  Because of the Company's short operating history, only limited performance data is available with respect to leases originated by the Company. In addition, as the size and age of the Company's managed receivables increase, the Company may experience higher delinquency rates in the normal course of business. Thus, historical delinquency and loss statistics are not necessarily indicative of future performance. In addition, as a result of the Company's exercise of its rights, subject to certain limitations, to repurchase non-performing leases and to substitute performing leases for non-performing leases in prior securitization and sales transactions, leases which are owned by the Company could have higher delinquency rates than leases that have been securitized or sold.

  The failure of the Company's lessees to comply with certain terms of their leases may result in the failure of such leases to qualify as collateral under the Company's warehouse lines of credit and securitization and sales transactions, and may have an adverse effect on the Company's financial condition and results of operations. In the event the Company experiences higher delinquencies or charge-offs than anticipated, the Company's earnings could be impacted, perhaps materially. In addition, increasing rates of delinquencies or charge-offs could result in adverse changes in the structure of the Company's future securitization transactions, such as increased interest rates payable to investors in such transactions and a requirement for a greater level of credit enhancement. The Company has a limited history on which to base its estimate of delinquencies and losses. Delinquencies and losses experienced in excess of levels estimated by management in determining the Company's allowance for credit losses and its retained interest could have an adverse effect on the Company's ability to obtain financing in the future and effect securitization and sale transactions which may, in turn, have a material adverse effect on the Company's receipt of cash flows from its retained interest and the Company's financial condition, liquidity and results of operations. See "--Risk of Realization of Retained Interest," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Operations, Underwriting and Servicing."

CONCENTRATION OF LEASE SOURCES AND CREDIT RISKS

  At any given time, one or a small number of customers or vendors may account for a significant percentage of the Company's lease originations and, at June 30, 1998, one vendor accounted for 19% of the Company's managed receivables. Business obtained from these customers and vendors may not be consistent from quarter to quarter and there can be no assurance that the Company will be able to retain such customers or vendors. As a result, the Company's results of operations may fluctuate significantly from period to period, and any failure by the Company to generate lease originations from new customers or new vendors could reduce the volume of new leases that the Company is able to originate, which could have an adverse effect on the Company's financial condition and results of operations.

  Although the Company's managed receivables include leases originated to lessees located throughout the United States, at June 30, 1998 the Company had significant concentrations of lessees in a few states, with 22% in New York, 16% in California and 12% in Massachusetts. The ability of these lessees to honor their contracts may be substantially dependent on economic conditions in these states.

  A significant portion of the Company's leases are concentrated in certain types of equipment, including automotive diagnostic, computer, printing, manufacturing, automotive repair, office, healthcare and telecommunications equipment. Changes in the economic or regulatory conditions prevalent in the industries in which such equipment is used could adversely affect the demand for lease financing, the ability of the Company's lessees to honor their lease obligations and the ability of the Company to realize equipment residual values in the future. See "Business--Portfolio Composition."

RELATIONSHIPS WITH EQUIPMENT PROVIDERS

  The Company relies to a significant degree on its relationships with the vendors of the equipment which it leases to its lessees, and to date has originated approximately 87% of its leases through its vendor programs. The Company has formal agreements with many of its vendors, but these are generally for terms of one year or less and do not commit the vendor to provide the Company with any particular level of business. Thus, there can be no assurance that any particular vendor will continue to provide lease transactions to the Company. In addition, the termination of a vendor relationship, a material adverse change in the financial condition or operations of a vendor or a decision by a vendor to refer business to another source could have a material adverse impact on the business of the Company, its results from operations and financial condition. See "Business--Sales and Marketing--Vendor Programs."

RISK OF GENERAL ECONOMIC DOWNTURN

  The Company's business is directly related to business investment in equipment, which is influenced by a variety of factors including the implicit return on capital invested, prevailing interest rates, availability of capital and other general economic conditions, all of which are outside the Company's control. The Company's business also depends on the market for lease-backed securities and the availability of other financing sources. Such markets are influenced by several factors, including interest rates, the supply of competing asset-backed securities and general economic conditions, all of which are outside the Company's control. A future economic slow-down or recession could adversely affect the Company's ability to originate leases and to fund or securitize or sell leases. In addition, delinquencies and charge-offs could be expected to rise in an adverse economic environment, which could also adversely impact the Company's ability to sell or securitize leases and its ability to recognize its basis in its retained interest and in leases retained in its portfolio.

FLUCTUATIONS IN QUARTERLY RESULTS

  The Company may experience significant fluctuations in quarterly operating results due to a number of factors, including the timing of securitization or sale transactions, the interest rate on the securities issued in connection with such securitization transactions, variations in the volume of leases originated by the Company, differences between the Company's cost of funds and the average implicit yield to the Company on its leases prior to being securitized or sold, the degree to which the Company encounters competition in its markets and general economic conditions. As a result of these fluctuations and the significant impact that timing of securitization or sale transactions may have on the Company's results of operations, results for any one quarter should not be relied upon as being indicative of performance in future quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Securitizations and Other Lease Sales."

RESTRICTIVE COVENANTS UNDER CREDIT FACILITIES

  The Company is subject to certain restrictive covenants under its credit facilities which vary among the facilities and include, among other things, prohibitions or limitations on the payment of dividends, limitations on the incurrence of new indebtedness and minimum net worth and/or net income requirements, interest coverage ratios, capital expenditures limitations, and delinquency and default ceilings. At August 31, 1998, the Company was in compliance with the provisions of such covenants, but there can be no assurance that it will be in compliance in the future. In addition, the terms of certain credit facilities require that advances be repaid upon a sale, securitization or pledge of the leases funded under such facilities. To date, proceeds received by the Company in a sale, securitization or loan transaction have generally been sufficient to repay amounts borrowed as well as issuance expenses, but there can be no assurance that this will be the case in the future.

DEPENDENCE UPON KEY PERSONNEL

  The Company depends to a large extent upon the experience, abilities and continued efforts of Paul S. Gass, Chairman, President and Chief Executive Officer, and John P. Colton, Executive Vice President, as well as other members of senior management. The loss of the services of one or more of the members of the Company's senior management could have an adverse effect on the Company's performance. The loss of the services of either Mr. Gass or Mr. Colton could result in a default under some of the Company's credit facilities. The Company's future success will depend upon its ability to attract and retain additional skilled management personnel necessary to support anticipated future growth. See "Management."

COMPETITION

  The business of small-ticket equipment lease financing is highly fragmented and competitive, with no single company having a market share in excess of 5%. The Company competes with (i) a large number of national, regional and local finance companies, (ii) captive finance and leasing companies affiliated with major equipment manufacturers and (iii) other sources of financing including traditional financial services companies such as commercial banks, savings and loan associations and credit unions. Many of the Company's competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company. For example, some competitors may have a lower cost of funds and access to other funding sources that may be unavailable to the Company. In addition, certain of the Company's competitors may have higher risk tolerances or different risk assessments which could allow them to establish more vendor and lessee relationships and build their market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition. See "Business--Competition."

ADEQUATE INSURANCE ON LEASED EQUIPMENT

  The Company provides casualty insurance for the leased equipment under certain of the Company's leases through The Equipment Leasing Insurance Co., Ltd. ("ELI"), the Company's wholly-owned Bermuda subsidiary. ELI provides such insurance for its own account without seeking reinsurance. ELI maintains reserves to cover casualty claims; however, there can be no assurance that such reserves will be sufficient to satisfy casualty claims in the future. Any shortfall of such reserves could expose the Company to incomplete insurance coverage on its leased equipment and such exposure could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, although the Company's lease documents require that lessees maintain insurance against casualty loss to the leased equipment, on occasion the Company may permit certain lessees to self-insure against such risks. If a lessee defaults under its obligation to provide such insurance and there is a casualty loss to the equipment which the lessee is otherwise unable to financially bear, then the Company will be subject to the risk of such uninsured loss. See "Business--Insurance Subsidiary."

DISRUPTIONS DUE TO TRANSITION TO INTERNAL SERVICING OF LEASE PORTFOLIO

  The Company currently contracts with a third party, Portfolio Financial Services, Inc. ("PFS"), for certain lease accounting and portfolio management services. However, the Company has commenced an initiative to perform such accounting and portfolio management services internally to improve customer service and management reporting and to reduce servicing costs. There can be no assurance that the transition from PFS to internal systems will not result in disruptions to the Company's servicing of its lease portfolio. Such disruptions could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Operations, Underwriting and Servicing--Servicing."

YEAR 2000 COMPLIANCE

  There is significant uncertainty regarding the effect of the Year 2000 problem because computer systems which do not properly recognize date sensitive information when the year changes to 2000 could generate erroneous data or altogether fail. The Company believes that its own internal software and hardware are fully Year 2000 compliant. Based upon information received from certain independent third party vendors which perform certain data processing functions in connection with servicing the Company's portfolios, certain software of these third parties has been identified as non-Year 2000 compliant. However, the Company is implementing a strategic initiative to perform all of its portfolio servicing internally on its own system utilizing LeasePak U/X, which has been certified by the licensor to be Year 2000 compliant, and plans to cease using the third party outside portfolio servicer in early 1999.

  The Company is undertaking this initiative for reasons unrelated to the Year 2000 problem in an effort to improve customer service and management reporting and ultimately reduce servicing costs and enhance profitability. The Company's continued use of a vendor which is not Year 2000 compliant to perform servicing functions or the failure of the Company's own computerized systems to be fully Year 2000 compliant could materially adversely affect the Company's business, financial condition and results of operations. For example, such failure could prevent the Company from originating new leases, pricing such leases with accuracy, operating its proprietary software systems such as CreditVest and CreditWare, or determining the existence or extent of any delinquencies.

  The Company cannot measure the impact that the Year 2000 issue will have on its vendors, suppliers, lessees and other parties with which the Company conducts business. Year 2000 problems experienced by any of these parties could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's Restated Articles of Organization, as amended (the "Articles of Organization" or the "Charter"), and Amended and Restated Bylaws (the "Bylaws") contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including providing for a Board of Directors with staggered three-year terms, requiring super-majority voting to effect certain amendments to the Charter and Bylaws or to approve certain business combinations, limiting the persons who may call special stockholders' meetings, and establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings. In addition, certain provisions of Massachusetts law may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. See "Description of Capital Stock--Certain Anti-Takeover Provisions."

SUBSTANTIAL INFLUENCE BY EXISTING STOCKHOLDERS

  Following the Offering, the Company's executive officers and directors and their affiliates will, in the aggregate, beneficially own up to approximately
    % of the Company's outstanding shares of Common Stock. These stockholders, if acting together, may be able effectively to control most matters requiring approval by the stockholders of the Company, including the election of the members of the Board of Directors, the authorization of an increase in the Company's capital stock, or the dissolution, merger or sale of the Company. The voting power of such stockholders under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active market for the Common Stock will develop upon completion of the Offering or, if developed, that such market will be sustained. The initial public offering price of the Common Stock was determined through negotiations between the Company, the Selling Stockholders and the Underwriters and may bear no relationship to the market price of the Common Stock after the Offering. Prices for the Common Stock after the Offering may be influenced by a number of factors, including the liquidity of the market for the Common Stock, investor perception of the Company and the equipment lease financing industry in general, and general economic and other conditions. For information relating to the factors considered in determining the initial public offering price, see "Underwriting." The trading price of the Common Stock also could be subject to wide fluctuations in response to variations in financial estimates by securities analysts and other events or facts.

SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices. In addition, several of the Company's principal stockholders and their affiliates hold a significant portion of the Company's outstanding Common Stock, and a decision by one or more of these stockholders to sell their shares could adversely affect the market price of the Common Stock.

  Upon completion of the Offering, the Company will have outstanding
shares of Common Stock (    shares if the Underwriters' over-allotment option
is exercised in full). Of these shares, the     shares offered hereby (
shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), except to the extent purchased by affiliates of the Company.

  The remaining     shares of the Common Stock outstanding are "restricted
securities" (the "Restricted Shares") as that term is defined in Rule 144 promulgated under the Securities Act. The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and may not be sold without registration except in compliance with Rule 144 or another exemption from registration
under the Securities Act. Pursuant to Rule 144,      of the Restricted Shares
are eligible for sale without restriction under the Securities Act on the date
of this Prospectus and       will be eligible for sale subject to the
conditions set forth in Rule 144, 90 days after the date of this Prospectus.
However,     of the foregoing Restricted Shares are subject to lock-up
agreements and will not be eligible for sale until 180 days after the date of
this Prospectus. At such time,      of the Restricted Shares will be eligible
for sale subject to Rule 144. See "Shares Eligible for Future Sale."

  Following the date of this Prospectus, the Company intends to register for sale approximately 1,100,000 shares of Common Stock issuable under the Company's 1995 Stock Option Plan (the "1995 Plan"). Of these shares, 793,500 are subject to outstanding options as of August 31, 1998, all of which are subject to lock-up agreements. Upon the expiration of such lock-up agreements, options exercisable for approximately 339,075 shares of Common Stock will be exercisable. Shares issued to persons who are not affiliates upon exercise of such options after the effective date of such registration and the expiration of the lock-up agreements will be tradeable without restriction under the Securities Act.

  The Company also has reserved 1,821,024 shares of Common Stock for issuance upon the exercise of warrants and the conversion of shares of Non-Voting Common Stock. Although such warrants and shares of Non-Voting Common Stock are currently exercisable or convertible, the shares of Common Stock issuable thereunder are subject to lock-up agreements. In the event the warrants are exercised or shares of Non-Voting Common Stock are converted during the period ending 180 days after the date of this Prospectus, the shares issued upon exercise of such warrants or conversion of such Non-Voting Common Stock will not be eligible for sale until the completion of such period. At such time, such shares will be eligible for sale subject to Rule 144. See "Certain Transactions" and "Shares Eligible for Future Sale."

  The holders of an aggregate of 3,069,951 shares of Common Stock (the "Registrable Shares") which are outstanding or which are issuable upon the exercise of certain outstanding warrants or the conversion of the shares of Non-Voting Common Stock are entitled to rights with respect to registration of such shares under the Securities Act beginning 180 days after the date of this Prospectus. The holders of such shares have waived their right to have such shares of Common Stock registered as part of this Offering. See "Shares Eligible for Future Sale--Registration Rights."

DILUTION

  The initial public offering price is substantially higher than the book value per outstanding share of the Common Stock. Accordingly, purchasers in this Offering will experience immediate and substantial dilution in net
tangible book value of $    per share ($    per share if the Underwriters'
over-allotment option is exercised in full). See "Dilution."

ABSENCE OF DIVIDENDS

  The Company intends to retain earnings to finance the growth and development of its business. Accordingly, the Company does not anticipate declaring or paying cash dividends on the Common Stock in the foreseeable future. In addition, certain of the Company's credit agreements contain restrictive covenants which, among other things, limit the payment of dividends and contain other financial covenants that may limit the availability of funds for the payment of dividends in the future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock
offered by the Company hereby are estimated to be approximately $    million
(or approximately $    million if the Underwriters' over-allotment option is
exercised in full), after deducting the estimated underwriting discount and
offering expenses and assuming an initial offering price of $    per share. Of
these net proceeds, $    million will be used to repay subordinated
indebtedness plus accrued interest, which becomes payable in full upon the closing of the Offering and bears interest at the rate of 10.101% (the
"Subordinated Note"), and $    will be used to pay accumulated dividends on
the Company's preferred stock. See "Recapitalization" and "Certain Transactions." The remaining net proceeds will be used for working capital and other general corporate purposes, including origination of leases and the expansion of operations.

  Pending ultimate application, the net proceeds will be used to reduce temporarily the Company's aggregate amount of indebtedness outstanding under its warehouse lines of credit. At June 30, 1998, the aggregate amount of
indebtedness that would have been temporarily repaid would have been $    .
This indebtedness bears interest at variable rates, which at June 30, 1998 was
   % on a weighted average basis. One such credit line is terminable at will, the others will mature on December 12, 1998 and August 12, 1999, and each may be repaid without premium or penalty. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company will not directly receive any proceeds from the sale of shares of Common Stock offered by the Selling Stockholders hereby; however, a portion of these proceeds will be used by certain Selling Stockholders who are all employees to repay loans made by the Company to such employees to assist them with the purchase of their shares of Common Stock. See "Certain Transactions" and "Principal and Selling Stockholders."

                                DIVIDEND POLICY

  The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying any cash dividends on the Common Stock and Non-Voting Common Stock in the foreseeable future. In addition, provisions in certain of the Company's credit agreements contain restrictions on the payment of dividends on the Common Stock and Non-Voting Common Stock. Any future change in the Company's dividend policy will be made at the discretion of the Company's Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and any restrictions under the Company's credit agreements, as well as other factors the Board of Directors may deem relevant.

                               RECAPITALIZATION

  Except as otherwise noted, all information in this Prospectus reflects the following actions (collectively the "Recapitalization"), which will be effected prior to or simultaneous with the completion of this Offering: (i) a three for two Common Stock split; (ii) the reclassification of Class A Common Stock as Common Stock; (iii) the reclassification of Class B Common Stock as Non-Voting Common Stock; (iv) the increase in the number of authorized shares of capital stock to 25,000,000 shares of Common Stock and 2,000,000 shares of Non-Voting Common Stock; (v) the conversion of 30,000 shares of Class A Convertible Preferred Stock, $1.00 par value (the "Class A Preferred Stock"), into 720,000 shares of Common Stock; (vi) the conversion of 30,000 shares of Class B Convertible Preferred Stock, $1.00 par value (the "Class B Preferred Stock"), into 720,000 shares of Non-Voting Common Stock; (vii) the conversion of 37,500 shares of Class C Convertible Preferred Stock, $1.00 par value (the "Class C Preferred Stock"), into 523,500 shares of Common Stock; (viii) the conversion of 37,500 shares of Class D Convertible Preferred Stock, $1.00 par value (the "Class D Preferred Stock"), into 523,500 shares of Non-Voting Common Stock; and (ix) the elimination of all of such classes of preferred stock (the "Preferred Stock") from authorized capital. In connection with the conversion of the Preferred Stock into Common Stock and Non-Voting Common Stock, the holders thereof will receive in cash at the closing of the Offering the accumulated dividends on such shares of Preferred Stock through that date. At August 31, 1998, the amount of such accumulated dividends was $1,123,970. See "Certain Transactions."

                                CAPITALIZATION

  The following table sets forth as of June 30, 1998, (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company reflecting the Recapitalization, and (iii) the pro forma capitalization of the Company as adjusted to reflect the sale by it of shares of Common Stock offered hereby, after deducting the underwriting discount and offering expenses, at an assumed initial public offering price of
$    per share and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements, including the related Notes, and other financial information included herein.

                                             JUNE 30, 1998
                            ---------------------------------------------------------
                                                                      PRO FORMA AS
                              ACTUAL            PRO FORMA(2)         ADJUSTED(2)(3)
                            ----------------  ----------------     ------------------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
DEBT:
  Revolving credit
   borrowings.............. $         17,056    $         17,056        $
  Bank notes payable.......            6,431               6,431
  Subordinated debt........           14,928              14,928
                            ----------------    ----------------        -------------
   Total debt..............           38,415              38,415
                            ----------------    ----------------        -------------
Preferred Stock and
 redeemable common stock
 warrants..................           13,542                 126
                            ----------------    ----------------        -------------
STOCKHOLDERS' EQUITY:
  Common Stock, $1.00 par
   value; authorized
   15,000,000 shares
   (actual) and 25,000,000
   shares (pro forma and
   pro forma as adjusted);
   issued and outstanding
   2,784,219 shares
   (actual), 4,027,719
   shares (pro forma), and
    shares (pro forma as
   adjusted)(1)............            2,784               4,028
  Non-Voting Common Stock,
   $1.00 par value;
   authorized 792,000
   shares (actual) and
   2,000,000 shares (pro
   forma and pro forma as
   adjusted); issued and
   outstanding 32,010
   shares (actual),
   1,275,510 shares
   (pro forma), and  shares
   (pro forma as
   adjusted)(1)............               32               1,275
  Additional paid-in
   capital.................            2,097              12,049
  Accumulated deficit......              (69)                (69)
  Notes receivable from
   officers and employees..           (1,274)             (1,274)
                            ----------------    ----------------        -------------
   Total stockholders'
    equity.................            3,570              16,009
                            ----------------    ----------------        -------------
   Total capitalization.... $         55,527    $         54,550        $
                            ================    ================        =============

-------
(1) Excludes as of August 31, 1998: (i) 1,100,000 shares of Common Stock reserved for issuance under the Company's 1995 Plan as of the closing of the Offering of which options exercisable for 793,500 shares of Common Stock are outstanding; (ii) 32,010 shares of Common Stock reserved for issuance upon conversion of 32,010 outstanding shares of Non-Voting Common Stock; (iii) 634,476 shares of Common Stock reserved for issuance under outstanding warrants; and (iv) 72,000 shares of Non-Voting Common Stock reserved for issuance under outstanding warrants, and an equal number of shares of Common Stock reserved for issuance upon conversion of such shares of Non-Voting Common Stock. See "Management--Stock Option, Incentive and Benefit Plans," and "Certain Transactions."
(2) Reflects the conversion of 30,000 shares of Class A Preferred Stock into 720,000 shares of Common Stock, the conversion of 30,000 shares of Class B Preferred Stock into 720,000 shares of Non-Voting Common Stock, the conversion of 37,500 shares of Class C Preferred Stock into 523,500 shares of Common Stock and the conversion of 37,500 shares of Class D Preferred Stock into 523,500 shares of Non-Voting Common Stock. The effects of the conversion of the Class A and Class C Preferred Stock and the Class B and Class D Preferred Stock into Common Stock and Non-Voting Common Stock, respectively, are to decrease Preferred Stock by $13,416,000, and increase Common Stock by $1,243,500, Non-Voting Common Stock by $1,243,500, and additional paid-in capital by $9,952,000.
(3) Reflects the sale by the Company of     shares of Common Stock for $
    after deducting the underwriting discount and offering expenses, at an
    assumed initial public offering price of $    per share, the termination
    of a certain warrant and the application of the estimated net proceeds to repay the Subordinated Note, plus accumulated interest and accumulated dividends on the Preferred Stock. The effects of the Offering are to
    increase Common Stock by     and additional paid-in capital by $   . The
    effects of the termination of the warrant are to decrease Preferred Stock and redeemable common stock warrants and to increase additional paid-in
    capital by $   . The effects of the use of proceeds are to reduce
    subordinated debt by $    and accumulated dividends on Preferred Stock by
    $    and to increase the accumulated deficit by $   . The increase in the
    accumulated deficit relates to the loss on extinguishment of debt, net of
    an income tax benefit of $   , which will be recorded as an extraordinary
    charge by the Company upon prepayment of the subordinated debt. See "Certain Transactions."

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1998 was approximately $15.6 million, or approximately $2.94 per share of Common Stock. Pro forma net tangible book value per share represents the total tangible assets of the Company, less total liabilities, divided by shares of Common Stock and Non-Voting Common Stock outstanding after giving effect to the Recapitalization. Assuming the receipt by the Company of the net proceeds from
the sale of the     shares of Common Stock offered hereby at an assumed
initial public offering price of $    per share, the pro forma net tangible
book value of the Company as of June 30, 1998 would have been $    , or $
per share. This represents an immediate increase in the pro forma net tangible
book value of $    per share to existing stockholders of the Company and an
immediate dilution of $    per share to new investors purchasing Common Stock
in this Offering. The following table illustrates the per share dilution to be incurred by new investors calculated as of June 30, 1998:

Assumed initial public offering price per share........................     $
 Pro forma net tangible book value per share at June 30, 1998.......... $
 Increase in net tangible book value per share attributable to new investors............................................................
                                                                        ---
Pro forma net tangible book value per share after the Offering.........
                                                                            ---
Pro forma net tangible book value dilution per share to new
 investors(1)..........................................................     $
                                                                            ===

--------
(1) Dilution is determined by subtracting pro forma net tangible book value per share after the Offering from the amount of cash paid by a new investor for a share of Common Stock.

  The following table sets forth, on a pro forma basis calculated as of June 30, 1998 (after giving effect to the Recapitalization), the differences between the existing stockholders and the new investors with respect to the number of shares of Common Stock acquired from the Company, the total consideration paid and the average price per share (assuming an initial public
offering price of $     per share):

                         SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                         -------------------    ----------------------     PRICE
                         NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                         --------   --------    ---------   ----------   --------- ---
Existing
 stockholders(1)........                      %  $                     %    $
New investors...........
                          --------    --------   ---------    ---------
  Total.................                   100%                     100%
                          ========    ========   =========    =========

--------
(1) Includes     shares of Non-Voting Common Stock. Sales by the Selling
    Stockholders in this Offering will reduce the number of shares held by
    existing stockholders to     , or   % of the total number of shares
    outstanding after this Offering, and will increase the number of shares of
    Common Stock held by new investors to     shares, or   % of the total
    number of shares of Common Stock outstanding after this Offering. See "Principal and Selling Stockholders."

  The above information excludes an aggregate of 1,350,639 shares of Common Stock issuable upon the exercise of options and warrants outstanding at June 30, 1998, with a weighted average exercise price of $4.80 per share, and 160,962 shares issuable under the Vesting Warrant. To the extent that such options or warrants are exercised, there will be further dilution to new investors. See "Management--Option Grants in Last Fiscal Year," "Stock Option, Incentive and Benefit Plans" and Note 12 of Notes to Consolidated Financial Statements.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table sets forth selected financial and other data of the Company for the periods indicated. Selected financial data for each of the four years in the period ended June 30, 1998 have been derived from the Company's audited historical consolidated financial statements. The selected consolidated financial and other data set forth below is qualified in its entirety by, and should be read in conjunction with, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, which have been audited by Deloitte & Touche LLP, independent auditors, included elsewhere in this Prospectus.

                                         YEARS ENDED JUNE 30,
                            --------------------------------------------------
                               1995         1996         1997         1998
                            -----------  -----------  -----------  -----------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA(1):
 Revenues:
  Earned income on lease
   contracts............... $       175  $     1,251  $     3,556  $     5,217
  Net gain from lease
   contract sales..........         203        1,228        4,681       13,812
  Servicing fees and late
   charges.................         --            51          435        1,885
  Other income.............          24          124          383        1,537
                            -----------  -----------  -----------  -----------
   Total revenues..........         402        2,654        9,055       22,451
                            -----------  -----------  -----------  -----------
 Operating and other
  expenses:
  Selling, general and
   administrative..........         566        1,550        4,550       11,123
  Provision for credit
   losses and recourse on
   sales of leases.........         105          528        2,529        5,902
  Interest.................          63          551        1,541        3,384
                            -----------  -----------  -----------  -----------
   Total operating and
    other expenses.........         734        2,629        8,620       20,409
                            -----------  -----------  -----------  -----------
 Income (loss) before
  income tax provision.....        (332)          25          435        2,042
 Income tax provision......         --           --            35        1,015
                            -----------  -----------  -----------  -----------
 Net income (loss).........        (332)          25          400        1,027
 Accumulated preferred
  stock dividends and
  accretion................         --           (43)        (529)        (608)
                            -----------  -----------  -----------  -----------
 Net income (loss)
  available for common
  stockholders............. $      (332) $       (18) $      (129) $       419
                            ===========  ===========  ===========  ===========
 Basic net income (loss)
  per common share......... $     (0.25) $     (0.01) $     (0.05) $      0.15
 Diluted net income (loss)
  per common share......... $     (0.25) $     (0.01) $     (0.05) $      0.13
 Shares used to compute
  basic net income (loss)
  per common share.........   1,345,235    2,227,191    2,607,113    2,729,693
 Shares used to compute
  diluted net income (loss)
  per common share.........   1,345,235    2,227,191    2,607,113    3,171,728
PRO FORMA STATEMENT OF
 OPERATIONS DATA(2):
 Pro forma net income
  available for common
  stockholders.............                                        $     1,027
                                                                   ===========
 Pro forma basic net income
  per common share.........                                        $      0.19
 Pro forma diluted net
  income per common share..                                        $      0.18
 Pro forma shares used to
  compute basic net income
  per common share.........                                          5,331,640
 Pro forma shares used to
  compute diluted net
  income per common share..                                          5,773,675

                                                            JUNE 30,
                                                 ------------------------------
                                                  1995   1996    1997    1998
                                                 ------ ------- ------- -------
                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents...................... $  893 $ 2,576 $ 2,533 $ 1,140
 Restricted cash(3).............................    --      --    1,670  16,224
 Net investment in lease contracts(4)...........  2,732  12,236  43,019  55,541
 Notes receivable...............................    --      473     634   4,508
 Due from funding sources.......................    190     --    8,192  10,518
 Total assets...................................  4,622  16,588  60,356  95,834
 Total liabilities..............................  3,424   8,406  51,689  78,722
 Preferred stock and redeemable common stock
  warrants......................................    --    5,573   6,188  13,542
 Stockholders' equity...........................  1,198   2,609   2,479   3,570

                                                YEARS ENDED JUNE 30,
                                          ------------------------------------
                                           1995     1996      1997      1998
                                          -------  -------  --------  --------
                                               (DOLLARS IN THOUSANDS)
OTHER DATA:
 Dollar amount of applications........... $19,621  $81,642  $272,432  $598,253
 Number of applications..................     613    3,283    10,977    19,884
 Average application size (not in
  thousands)............................. $32,008  $24,868  $ 24,818  $ 30,087
 Credit approval percentage (as a
  percentage of number of applications)..      72%      61%       68%       71%
 Approved applications resulting in lease
  originations...........................      72%      80%       66%       62%
 Lease originations(5)................... $ 6,565  $29,595  $102,733  $206,430
 Number of leases originated.............     316    1,609     4,931     8,796
 Number of leases outstanding, end of
  period.................................     316    1,831     6,459    14,087
 Average equipment cost of lease
  originations (not in thousands)........ $20,775  $18,394  $ 20,834  $ 23,469
 Weighted average term of leases
  originated, (months)...................      48       48        48        53
 Managed receivables, end of period(6)... $ 7,923  $37,114  $136,938  $317,009
 Total reserves as a percentage of net
  managed receivables, end of period.....     1.6%     2.0%      2.1%      2.4%
 Delinquencies over 30 days past due, end
  of period(7)...........................     0.7%     1.3%      2.7%      3.1%
 Net charge-offs percentage(8)...........     0.2%     0.2%      1.0%      1.1%
 Ratio of debt to total equity(9)........     2.6x     0.4x      3.8x      2.2x
 Ratio of debt to equity plus
  subordinated debt(10)..................     2.6x     0.4x      0.8x      0.7x
 Number of full-time employees, end of
  period.................................      14       30        57       114
 Number of sales locations, end of
  period(11).............................       3        6        13        16

--------
(1) From its inception in 1991 through June 30, 1994, the Company had no operating activity and incurred nominal expenses.
(2) The pro forma net income available for common stockholders and pro forma per share and share amounts assume the conversion of all classes of Preferred Stock into Common Stock and Non-Voting Common Stock, as applicable, pursuant to the Recapitalization, and the payment of the proceeds from the sale of the number of shares to be issued in the Offering to pay the estimated amount of the accumulated Preferred Stock dividends, as though such conversion and issuance occurred at the beginning of the period.

(3) Restricted cash includes (i) cash held in escrow related to sales of lease receivables originated through one vendor (see Note 9 in the Consolidated Financial Statements) and (ii) amounts collected by the Company as part of its servicing obligation and held for the benefit of the third parties to whom the lease receivables were sold.
(4) The net investment in lease contracts includes the Company's net investment in owned lease receivables plus its retained interest in lease receivables which were sold by assignment or through securitization.
(5) Lease originations represent the original equipment cost and related expenses of all leases originated during the period, but do not include initial direct cost and allowances for doubtful accounts associated with net investment in lease contracts.
(6) Managed receivables means the aggregate lease receivables as to which the Company provides billing and collection services, whether or not the Company actually owns them, including leases sold by assignment or through securitization.
(7) Delinquencies over 30 days past due is calculated by dividing delinquencies over 30 days past due by net managed receivables less lease receivables originated but unbilled of $12.0 million and $7.6 million at June 30, 1997 and 1998, respectively.
(8) Net charge-offs percentage is calculated by dividing net charge-offs by average net managed receivables less lease receivables originated but unbilled of $12.0 million and $7.6 million at June 30, 1997 and 1998, respectively.
(9) For purposes of this ratio calculation, "debt" includes the balances of revolving credit borrowings, bank notes payable and subordinated debt, and "equity" includes total stockholders' equity plus the balance of Preferred Stock and redeemable common stock warrants. All such balances were derived from the Company's consolidated balance sheet as of the applicable year end. The balance of the subordinated debt included within the calculation will be repaid with a portion of the net proceeds of the Offering.
(10) This ratio is calculated as set forth in footnote 9 except subordinated debt is included in "equity" not "debt."
(11) For 1998, represents the number of sales locations as of August 31, 1998 rather than June 30, 1998.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  The Company provides lease financing and leasing services primarily in the small-ticket equipment leasing market. The leases originated by the Company are generally non-cancelable, with terms equal to or less than the leased equipment's estimated economic life. The Company seeks to price its leases such that they result in an implicit yield (without regard to fee income, late fees, insurance fees, rental income on expired leases or gains on sales of equipment at the end of the lease term) of 600 to 800 basis points over the blended average of the discount rates and interest rates of all of its funding sources. The average cost of equipment leased by the Company from its commencement of active operations in late 1994 through June 30, 1998, is approximately $22,000, with terms generally ranging from 12 to 87 months and a weighted average initial term of 51 months.

  The Company initially funds the origination of its leases through warehouse lines of credit. Upon achieving a portfolio of sufficient size and diversification, the Company obtains long-term financing of its portfolio through term loan borrowings or the sale of the lease receivables through securitizations or sales by assignment. Generally, the Company retains servicing rights on leases it originates and earns servicing fee income over the life of the lease.

  The Company's leases are collateralized by the equipment leased as well as, in many cases, a personal guarantee provided by one or more principals of the lessee's business. The Company seeks to manage credit risk through adherence to the Company's underwriting criteria and its ongoing effort to increase the diversification of its customer base, geographic location of lessees and the type of equipment leased. In addition, credit risk is further mitigated by the recoveries that the Company may be able to obtain on the leased equipment. The Company believes that prepayment risks are mitigated by the non-cancelable provisions of its leases.

  The Company established its insurance subsidiary in June 1996 to make insurance coverage available on certain of the equipment leased by the Company.

ACCOUNTING TREATMENT

  Substantially all of the leases originated by the Company are direct finance leases. A lease is classified as a direct finance lease for accounting purposes if the collection of the minimum lease payments is reasonably predictable, no significant uncertainties exist relating to unreimbursable costs yet to be incurred by the lessor under the lease and the lease meets one of the following criteria: (i) ownership of the property is transferred to the lessee at the end of the lease term; (ii) the lease contains a bargain purchase option exercisable at the end of the lease term; (iii) the term of the lease is at least equal to 75% of the estimated economic life of the leased equipment; or (iv) the present value of the minimum lease payments is at least equal to 90% of the fair value of the leased equipment at the inception of the lease.

  The Company records total scheduled lease payments and any estimated equipment residual values of its direct finance leases as the gross investment in the lease. The difference between the gross investment in the lease and the cost of the leased equipment is recorded as unearned income. Initial direct costs (consisting of fees and brokerage commissions and other origination costs) are deferred as part of the net investment in lease contracts and are amortized over the lease term. Interest income is recognized over the term of the lease by amortizing the unearned income, net of deferred initial direct costs, using the interest method.

  At June 30, 1998, approximately 74% of the leases outstanding contained bargain purchase options that permit the lessee to buy the leased equipment for a nominal amount at the end of the term of the lease. With respect to the remaining leases, equipment residual values recorded by the Company typically ranged from 10% to 15% of the original cost of the leased equipment. At June 30, 1998, the equipment residual values were approximately $8.0 million, or 2.6% of the original cost of all leased equipment, excluding equipment residual values under originated and unbilled lease contracts. The estimated equipment residual values are recorded as a component of net investment in lease contracts on the Company's consolidated balance sheet until the end of the lease term, at which time the Company generally seeks to realize that value through sale of the equipment, either to the lessee or on the secondary market. At such time, the Company may also seek to realize the equipment residual values through renewal or extension of the original lease or lease of the equipment to a new user. On an annual basis, the Company reviews its estimated equipment residual values for recoverability. Any reductions in the estimated equipment residual values are charged to operations in the period the change in estimate occurs. The difference between the proceeds of a sale and the remaining estimated equipment residual values is recorded as a gain or loss in revenues when title is transferred to the buyer.

  The Company maintains reserves for credit losses in connection with payments due under lease contracts held in the Company's portfolio and its retained interest in leases securitized or sold. The reserves are based on management's analysis of the Company's delinquency and historical loss experience, projected future potential loss rates, the level of recourse provided, if any, economic conditions and trends, estimates of future trends, industry statistics and lease portfolio characteristics and other assumptions. The Company's policy is to review delinquent lease receivables accounts on a monthly basis for collectibility. Based on that review, the portion of the lease receivables believed to be uncollectible at that time is charged off. Recoveries on leases previously charged off are restored to reserves. The Company believes its reserves for credit losses are adequate. See "Selected Consolidated Financial and Other Data" and "Business--Asset Quality."

SECURITIZATIONS AND OTHER LEASE SALES

  Historically, the Company has sold, and intends to continue to sell, a substantial portion of its lease originations through securitizations and sales by assignment. The Company initially funds lease originations through warehouse lines of credit and working capital. On a monthly or more frequent basis, the Company transfers leases and the related equipment to a wholly-owned, special purpose subsidiary. This subsidiary in turn sells and transfers its interest in the leases being securitized and the related equipment to an unaffiliated bank conduit which generally issues commercial paper. The Company may also sell its lease receivables through a term note securitization. The
Company completed its first term note securitization of $   million on      ,
1998. Under this term note securitization, the leases were purchased from the bank conduits by a special purpose subsidiary of the Company which issued notes to investors secured by the payments under the leases and the related equipment. This securitization relied, in part, on credit enhancement provided by MBIA which guaranteed scheduled payments of interest and ultimate payment of principal on one of the classes of notes issued in the transaction, in order to secure ratings for such notes of "AAA" by Standard & Poor's and "Aaa" by Moody's.

  Gain on sale of leases sold or securitized is recognized at the time of the sale. Income related to the retained interest is recognized over the remaining term of the leases sold. Any servicing fees specified in the sale agreements, which approximate market-rate servicing fees, are recognized by the Company as revenue over the term of the servicing period.

  In each securitization transaction, the Company transfers a pool of leases and the related equipment to a wholly-owned special purpose subsidiary. Through its securitizations, the Company receives, as consideration for transferring the leases, a substantial percentage of the aggregate present value of adjusted future cash flows from such leases. In addition, the Company retains a non-certificated undivided interest in the remaining future cash flows. The balance is included in the Company's balance sheet as a retained interest in the leases being sold or securitized. To date, the retained interest resulting from conduit securitizations has been approximately 12% of the present value of the aggregate future cash flows due under the pool of
leases securitized and, in the term note securitization,   %. In addition, the
Company also holds a similar retained interest on its balance sheet related to sales by assignment, except that these sales are made directly to funding sources rather than to wholly-owned subsidiaries. The retained interest resulting from sales by assignment has not exceeded 15% of the present value of the aggregate future cash flows due under the pool of leases sold. To date, the Company has retained the right to service the leases it has securitized or sold by assignment.

  At the time of each securitization or sale, the Company's net investment in the lease contracts securitized or sold is allocated between the portion of the leases transferred, the retained interest and the equipment residual values, if any. The allocation is based on each component's estimated fair value. The fair value of the retained interest is based on the Company's estimate of future cash flows of the pool of leases sold, net of defaults, fees and expenses, discounted at a market interest rate. The Company estimates the expected levels of cash flows available to the retained interest after taking into consideration estimated charge-offs, recoveries and other factors.

  Over the life of the lease pool securitized, the Company, through its subsidiary, is eligible to receive the excess cash flow attributable to the retained interest resulting from the excess, if any, of the lease payments received, net of defaults, over the sum of (i) the portion of the lease payments due to the purchaser of the securitized leases, (ii) amounts of principal and interest due to the noteholders to whom securitized leases have been pledged as collateral and (iii) servicing, backup servicing, trustee, custodial and insurance and credit enhancement fees, if any, and other securitization and sale expenses. As a result, the Company's retained interest and its interest in the equipment residual values, if any, are effectively subordinated and consequently all credit losses incurred on the entire portfolio of leases transferred in a particular securitization or sale transaction are borne by the Company, to the extent of its retained interest and its interest in the equipment residual values, if any. Accordingly, relatively small fluctuations between estimated and actual charge-off rates could be material in relation to the Company's retained interest and its interest in the equipment residual values, if any, and could have an adverse effect on the Company's ability to realize its recorded basis in the retained interest and its interest in the equipment residual values, if any. In the event of an increase in anticipated charge-offs, the Company would be required to reduce the carrying amount of the retained interest or its interest in the equipment residual values and record a charge to earnings in the period in which the event occurred or became known to management.

  The Company's conduit securitization facilities, which are at variable rates of interest, require the Company to enter into interest rate swap agreements for the benefit of the purchaser of the leases. Such swap agreements effectively provide for the payment by the Company of a fixed rate of interest from the pool of securitized leases to the bank conduit purchasing the leases, notwithstanding the payment by the conduit of a variable rate of interest on the commercial paper issued by it. The Company does not hold or issue interest rate swap agreements or any other derivative financial instruments for trading purposes. At the time of each securitization, the Company's special purpose subsidiary assigns its right, title and interest in the interest rate swap agreement to the purchaser of the leases. At June 30, 1998, the uncollected balance of leases sold under the securitization facilities was approximately $216.1 million. Related interest rate swap agreements outstanding at June 30, 1998 had an aggregate notional value of approximately $170.5 million, required payments based on fixed rates ranging from 5.63% to 8.00% and had a negative estimated fair value of approximately $895,000.

  In addition to selling leases through securitization transactions, the Company has sold portfolios on a limited recourse basis to institutional purchasers. Upon these sales by assignment, the Company records gains or losses based on the proceeds received, net of related selling expenses and the cost of leases sold. The Company estimates defaults on these portfolios and has included estimated losses within the assumptions underlying the accounting for the sale of these leases. See "Business--Asset Quality."

  In each securitization and sale transaction, the Company is entitled to repurchase non-performing leases or substitute performing leases for non-performing leases, subject to certain limitations. The right of lease repurchase or substitution is exercised from time to time by the Company in order to prevent non-performing leases from exceeding specified limitations in each securitization or sale transaction. However, should these limitations be exceeded because of a significant increase in non-performing leases which renders repurchase or substitution impractical or untimely, the Company may be precluded from securitizing or selling additional leases and its ability to realize its recorded basis in the retained interest may be materially adversely affected. See "Risk Factors--Risk of Realization of Retained Interests."

  Through December 31, 1996, gains on sale of leases sold or securitized were recorded by the Company in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 77, "Reporting by Transferors for Transfers of Financial Assets and Extinguishments of Liabilities." In June 1996, the Financial Accounting Standards Board adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 is effective for transactions occurring after December 31, 1996. Among other things, SFAS No. 125 requires the recognition of gain at the time the Company sells the leases in a securitization, and that servicing assets and other retained interests in transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on relative fair values at the date of transfer. The Company's implementation of SFAS No. 125 did not have a material effect on the Company's financial position or results of operations.

  The Company's reported earnings during any particular period will be significantly affected by the amount and timing of recognition of gain resulting from the securitizations or sales which the Company may consummate in such period. See "Risk Factors--Dependence on External Financing" and "Risk Factors--Fluctuations in Quarterly Results."

RESULTS OF OPERATIONS

 Year Ended June 30, 1998, Compared to Year Ended June 30, 1997

  Total revenues increased $13.4 million, or 148%, to $22.5 million for the year ended June 30, 1998 from $9.1 million for the year ended June 30, 1997, due to the continued growth of the Company's leasing operations. The dollar value of lease originations increased 101% to $206.4 million for the year ended June 30, 1998 from $102.7 million for the prior year due to the 78% increase in the number of leases originated to 8,796 from 4,931, as well as a 13% increase in the average equipment cost of lease originations to $23,469 from $20,834. The increase in lease originations during the year ended June 30, 1998 was due, in part, to $45.0 million of lease originations referred to the Company by one new vendor which accounted for 43% of the increase in lease originations in 1998.

  Earned income on lease contracts increased $1.6 million, or 47%, to $5.2 million for the year ended June 30, 1998, from $3.6 million for the year ended June 30, 1997. The increase was primarily due to an increase in the Company's net investment in lease contracts, which increased by $12.5 million, or 29%, to $55.5 million at June 30, 1998, from $43.0 million at June 30, 1997.

  Net gain from lease contract sales increased $9.1 million, or 195%, to $13.8 million for the year ended June 30, 1998, from $4.7 million for the year ended June 30, 1997. The increase was principally due to a 190% increase in the proceeds of lease contracts sold to $192.8 million for the year ended June 30, 1998, from $66.4 million for the year ended June 30, 1997, as a result of higher lease originations. Approximately 17% of the gains on sale were effectively attributable to the leases referred by the new vendor discussed above.

  Servicing fees and late charges increased $1.5 million, or 333%, to $1.9 million for the year ended June 30, 1998, from $435,000 for the year ended June 30, 1997. The increase was the result of the increase in the volume of leases originated, as discussed above. At June 30, 1998, the Company serviced 14,087 receivables with aggregate future minimum lease payments of $317.0 million, compared to 6,459 receivables with aggregate future minimum lease payments of $136.9 million at June 30, 1997.

  Other income increased $1.2 million, or 301%, to $1.5 million for the year ended June 30, 1998, from $383,000 for the year ended June 30, 1997. Most of the increase in 1998 was the result of increases in interest income of $286,000, gains on sales of equipment at lease maturity or upon early termination of $240,000, casualty insurance premiums of $232,000 paid to ELI and bank program fees of $164,000.

  Selling, general and administrative expenses increased $6.5 million, or 144%, to $11.1 million for the year ended June 30, 1998, from $4.6 million for the year ended June 30, 1997. The increase primarily resulted from the increase in salaries and benefits to $8.1 million for the year ended June 30, 1998, from $3.9 million for the year ended June 30, 1997, and increases in related general and administrative expenses incurred to support the Company's increased staffing levels, as well as an increase in professional fees. The increase in staff from 57 full-time employees to 114 full-time employees was necessary to support the growth of the Company's business.

  Provision for credit losses and recourse on sales of leases increased $3.4 million, or 133%, to $5.9 million for the year ended June 30, 1998, from $2.5 million for the year ended June 30, 1997. The increase was primarily the result of the increase in lease originations in the year ended June 30, 1998 and additional experience with the portfolio.

  Interest expense increased $1.9 million, or 120%, to $3.4 million for the year ended June 30, 1998, from $1.5 million for the year ended June 30, 1997. The increase was due to the increased average balances outstanding under the Company's warehouse lines of credit and other credit facilities and an increase in the Company's average cost of borrowing resulting from the issuance of the $15.0 million Subordinated Note in February 1997, which was outstanding in all of fiscal 1998.

  Provision for income taxes increased to $1.0 million for the year ended June 30, 1998, from $35,000 for the year ended June 30, 1997. The increase was due primarily to the increase in income before provision for income taxes to $2.0 million for the year ended June 30, 1998, from $435,000 for the year ended June 30, 1997. The Company also experienced an increase in the effective tax rate to 49.7% for the year ended June 30, 1998, compared to 8.1% for the year ended June 30, 1997. The 1997 rate was low primarily due to the utilization of federal net operating loss carryforwards which were fully recognized in fiscal year 1997 and not available in 1998. In addition, state taxes in fiscal year 1998 were impacted by the large volume of leases originated in states with higher tax rates and in states that do not allow the consolidation of the operations of related entities. The Company's tax planning strategies are expected to result in the origination of larger percentages of its leases in states with lower tax rates in the future as it expands the business and the origination of more leases with equipment residual values which will give the Company the opportunity to reduce its effective tax rate.

  Net income increased $627,000, or 157%, to $1.0 million for the year ended June 30, 1998, from $400,000 for the year ended June 30, 1997, due to the foregoing factors.

 Year Ended June 30, 1997, Compared to Year Ended June 30, 1996

  Total revenues increased $6.4 million, or 241%, to $9.1 million for the year ended June 30, 1997, from $2.7 million for the year ended June 30, 1996, due to the continued growth of the Company's leasing operations. The dollar value of lease originations increased 247% to $102.7 million for the year ended June 30, 1997 from $29.6 million for the prior year due to the 206% increase in the number of leases originated to 4,931 from 1,609, as well as a 13% increase in the average equipment cost of lease originations to $20,834 from $18,394.

  Earned income on lease contracts increased $2.3 million, or 184%, to $3.6 million for the year ended June 30, 1997, from $1.3 million for the year ended June 30, 1996. The increase was primarily due to an increase in the Company's net investment in lease contracts, which increased by $30.8 million, or 252%, to $43.0 million at June 30, 1997, from $12.2 million at June 30, 1996.

  Net gain from lease contract sales increased $3.5 million, or 281%, to $4.7 million for the year ended June 30, 1997, from $1.2 million for the year ended June 30, 1996. The increase was principally due to a 207% increase in the proceeds of lease contracts sold to $66.4 million for the year ended June 30, 1997, from $21.6 million for the year ended June 30, 1996. This increase was due, in part, to the Company's initiation of securitization transactions in November 1996.

  Servicing fees and late charges increased $384,000, or 753%, to $435,000 for the year ended June 30, 1997, from $51,000 for the year ended June 30, 1996. The increase was the result of the increase in the volume of leases originated, as discussed above, and the increase in service fees attributable principally to the initiation of securitization transactions. At June 30, 1997, the Company serviced 6,459 receivables with aggregate future minimum lease payments of $136.9 million, compared to 1,831 receivables with aggregate future minimum lease payments of $37.1 million at June 30, 1996.

  Other income increased $259,000, or 209%, to $383,000 for the year ended June 30, 1997, from $124,000 for the year ended June 30, 1996. The increase was largely the result of higher levels of gains on sale of equipment at lease maturity or upon early termination, as well as a small contribution from insurance operations which commenced on July 1, 1996.

  Selling, general and administrative expenses increased $3.0 million, or 194%, to $4.6 million for the year ended June 30, 1997, from $1.6 million for the year ended June 30, 1996. The increase primarily resulted from an increase in salaries and benefits to $3.9 million for the year ended June 30, 1997, from $1.5 million for the year ended June 30, 1996, as well as increases in professional fees. These increases reflect the addition of staff necessary to support the growth of the Company's business.

  Provision for credit losses and recourse on sales of leases increased $2.0 million, or 379%, to $2.5 million for the year ended June 30, 1997, from $528,000 for the year ended June 30, 1996. This increase was primarily attributable to increases in lease originations and additional experience with the portfolio.

  Interest expense increased $1.0 million, or 180%, to $1.5 million for the year ended June 30, 1997, from $551,000 for the year ended June 30, 1996. The increase was due to the increased average balances outstanding under the Company's warehouse lines of credit and other credit facilities and an increase in the Company's average cost of borrowing resulting from the issuance of a $15.0 million Subordinated Note in February 1997.

  Provision for income taxes increased $35,000 for the year ended June 30, 1997, from no provision for the year ended June 30, 1996. The increase was due primarily to the increase in income to $435,000 for the year ended June 30, 1997, from $25,000 for the year ended June 30, 1996. The effective tax rate for the year ended June 30, 1997 was 8.1% compared to no tax for the year ended 1996. The low tax rates were due to federal loss carryforwards from prior years.

  Net income increased to $400,000 for the year ended June 30, 1997 from $25,000 for the year ended June 30, 1996, due to the foregoing factors.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's lease finance business is capital intensive and requires access to substantial short-term and long-term credit to fund new equipment leases. The Company's uses of cash include the origination of leases, payment of interest expense, repayment of borrowings under its warehouse facilities, payment of operating and administrative expenses, payment of income taxes and capital expenditures. Since inception, the Company has funded its operations primarily through borrowings under its warehouse lines of credit, subordinated debt, sales of equity, term loans, sales by assignment and securitizations. The Company also generates cash flow from ongoing servicing and other fees, including late charges on managed leases, distributions made with respect to the retained interest in leases securitized or sold by assignment and the liquidation of equipment residual values. In addition, the Company structures its securitization transactions to qualify as financings for income tax purposes and, accordingly, no income tax is payable on the gain on sale of lease contracts in the period in which the gain is recognized. The Company will continue to require access to significant additional capital to maintain and expand its volume of leases originated, and expects to fund its business in the future from similar sources.

  Cash provided by (used in) operating activities. The Company's operating activities provided (used) cash of $780,000, ($2.1 million) and $2.2 million for the years ended June 30, 1996, 1997 and 1998, respectively. Cash provided by (used in) operating activities represents cash received by the Company as earned income on lease contracts, servicing fees and late charges and other income, net of cash paid for selling, general and administrative expenses, interest and income taxes. Changes in assets and liabilities, which result principally from the timing of operating cash receipts and disbursements, positively (negatively) impacted operating cash flows by $1.2 million, ($655,000) and $6.7 million for the years ended June 30, 1996, 1997 and 1998, respectively.

  Cash used in investing activities. The Company's investing activities used cash of ($6.6) million, ($26.5) million and ($16.3) million for the years ended June 30, 1996, 1997 and 1998, respectively. Cash paid for acquisitions of equipment for lease totaled $32.2 million, $90.8 million and $196.1 million for the years ended June 30, 1996, 1997 and 1998, respectively. Cash proceeds from sales of receivables and lease payments received were $27.8 million, $68.6 million and $205.2 million for the years ended June 30, 1996, 1997 and 1998, respectively.

  Cash provided by financing activities. The Company's financing activities provided cash of $7.5 million, $28.5 million and $12.7 million for the years ended June 30, 1996, 1997 and 1998, respectively. Financing cash flows include net proceeds from borrowings, other than subordinated debt, of $511,000, $14.6 million and $5.3 million for the years ended June 30, 1996, 1997 and 1998, respectively. Net proceeds from the issuance of subordinated debt were $13.9 million for the year ended June 30, 1997. Net proceeds from the issuances of preferred and common stock were $7.0 million and $7.3 million for the years ended June 30, 1996 and 1998, respectively.

  The Company believes that its cash flows from the net proceeds from future securitization transactions and sales by assignment and amounts available under its warehouse and other borrowing facilities will be sufficient to fund the Company's operations for at least the next twelve months.

SOURCES OF FUNDING

  As of August 31, 1998, the Company had 15 credit sources which permitted funding in the aggregate amount of $409.5 million. The Company's borrowings and sales under these sources totaled approximately $277.8 million.

  The following table sets forth information concerning the Company's sources of funding as of August 31, 1998. In addition to the following amounts, $ million is expected to be available to the Company from the proceeds of the Offering. See "Use of Proceeds."

                                     TOTAL               AMOUNTS AVAILABLE
                         NUMBER OF COMMITTED   AMOUNTS          AT
   SOURCE OF FUNDING      SOURCES  OR FUNDED OUTSTANDING  AUGUST 31, 1998      MATURITIES
   -----------------     --------- --------- ----------- ----------------- ------------------
                                            (DOLLARS IN MILLIONS)
Warehouse lines of            3      $41.5      $25.4         $ 16.1       At will--
 credit.................                                                   August 21, 1999
Term loans..............      4       12.0        6.5            5.5       At will--
                                                                           December 27, 2001
Subordinated Note(1)....      1       15.0       15.0            0.0       February 27, 2005
Conduit securitization                                                     April 28, 1999 and
 facilities(2)..........      2      275.0      179.7           95.3       October 31, 2001
Sales facilities........      5       66.0       51.2           14.8       At will--
                            ---      -----      -----         ------       March 28, 1999
  Total facilities......     15      409.5      277.8          131.7
Term note                     1                                  --
 securitization(2)......
                            ---      -----      -----         ------
  Total sources.........     16      $          $             $131.7
                            ===      =====      =====         ======

--------
(1) The Subordinated Note will be repaid with a portion of the net proceeds from the Offering.
(2) The term note securitization closed on      , 1998. Upon the closing of
    the term note securitization, the total amount available under the Company's conduit securitization facilities was reduced from $275.0 million to $225.0 million and the total utilized under the conduit
    securitization facilities was reduced by $    million, resulting in a pro
    forma amount available under the conduit securitization facilities of $
    million at     , 1998.

  Warehouse lines of credit. At August 31, 1998, the Company maintained three warehouse lines of credit which permitted borrowings in the aggregate amount of $41.5 million and, on that date, the Company's borrowings under these facilities totaled approximately $25.4 million. One of these facilities (the "BankBoston Facility") has a credit line of $20.0 million and expires on December 12, 1998. Under the terms of this facility, the Company may borrow at variable interest rates equal to, at the Company's option, either (i) the Eurodollar Rate or (ii) the higher of the bank's Base Rate or the Federal Funds Effective Rate plus 0.5%. At August 31, 1998, the interest rate on the BankBoston Facility was 8.5%. The Company has pledged as collateral all of the receivables of, and equipment subject to leases funded through, the facility, any liens or security interests that the Company has in any such collateral, and chattel paper representing such leases. In addition, the terms of the facility require that advances be repaid upon the permanent financing or securitization of leases funded under the facility. Historically, the BankBoston Facility has not been hedged and is, therefore, subject to movements in interest rates.

  A second warehouse facility is with MetroWest Bank in the amount of $6.5 million. At August 31, 1998, $6.5 million was outstanding and the interest rate on this facility was 8.25%. This facility is terminable by MetroWest Bank at will.

  The third warehouse facility is with Fleet Bank, N.A. in the amount of $15.0 million. At August 31, 1998, the Company had not yet utilized any amounts available under this facility. This facility expires on August 21, 1999.

  Term loans. The Company is party to term financing agreements with various banks. Such agreements provide maximum aggregate borrowings of $12.0 million and, at August 31, 1998, $6.5 million was outstanding under them. The annual interest rates on such outstanding borrowings ranged from 8.11% to 10.0% and had a weighted average of 8.30% at August 31, 1998. Under certain of these arrangements, the Company assigns specific lease contracts and the underlying equipment as collateral. Certain of these facilities are terminable at will while others have various expiration dates through December 27, 2001.

  Subordinated Note. In February 1997, the Company received $15.0 million in connection with the issuance of the Subordinated Note. The Subordinated Note bears interest at the rate of 10.101%. The Company will prepay the Subordinated Note, together with accrued interest with a portion of the net proceeds of the Offering. While there is no premium or penalty for such prepayment, the Company will record an extraordinary loss upon prepayment related to the unamortized debt issue costs and discount.

  Conduit securitization facilities. The Company has established two conduit securitization facilities through two wholly-owned, bankruptcy-remote special purpose subsidiaries. On September 30, 1996, the Company established its first securitization facility for $50.0 million with a BankBoston conduit, which was subsequently increased to $125.0 million. On August 21, 1997, the Company established its second securitization facility for $75.0 million with a First Union National Bank conduit, which was subsequently increased to $150.0 million. Upon the completion of the Company's term note securitization, the maximum amount available under the First Union National Bank conduit was reduced to $100.0 million, resulting in an aggregate conduit securitization capacity of $225.0 million.

  Sales facilities. The Company is party to five sales facilities under which the Company has sold portfolios of leases to institutional purchasers on a limited recourse basis. Such sales facilities provide maximum available sales capacity of $66.0 million and had $51.2 million outstanding as of August 31, 1998. The annual interest rates on such facilities ranged from 8.07% to 9.11% and had a weighted average of 8.35% as of August 31, 1998. These facilities have various expiration dates from at will to March 28, 1999.

  Term note securitization. On        , 1998, the Company completed a $
term note securitization. Timely payment of interest and ultimate payment of principal on one of the classes of the medium term notes issued by the Company's special purpose subsidiary in the term note securitization has been guaranteed by MBIA and rated "AAA" by Standard & Poor's and "Aaa" by Moody's. The leases which back the term notes were purchased from the Company's conduit securitization facilities, reducing the amounts outstanding under those
facilities to $   and increasing availability (after reduction in the total
amount available under those facilities from     to    ) to     .

QUANTITATIVE AND QUALITATIVE MARKET RISK DISCLOSURES

  The market risk exposure inherent in the Company's financial instruments and consolidated financial position creates the potential for losses arising from adverse changes in interest rates. The Company is exposed to such interest rate risk in three operational areas: (i) the time lag between lease origination and permanent funding; (ii) interest rate swap agreements related to the Company's securitization transactions; and (iii) the use of fixed and variable rate debt. The Company does not hold or issue financial instruments for trading purposes.

  The Company's primary exposure to interest rate risk relates to changes in interest rates between the time a lease contract is originated and the time fixed-rate funding is secured (e.g., securitization, sale, term loan). The Company attempts to mitigate this exposure by obtaining such fixed rate financing within 15-30 days of the lease origination date, and expects to be able to continue this strategy.

  In connection with the Company's conduit securitization transactions, the Company is required to enter into off-balance sheet interest rate swap agreements. Such swap agreements effectively provide for the payment by the Company of a fixed rate of interest from the pool of securitized leases to the bank conduit purchasing the leases, notwithstanding the payment by the conduit of a variable rate of interest on the commercial paper issued by it. Consequently, any reduction in interest rates could have an adverse effect on the value of the swap agreements. At June 30, 1998, the fair value of the swap agreements was approximately ($895,000) due to a reduction in interest rates from the time each agreement was consummated to that date.

  The Company utilizes both fixed and variable rate debt to fund its operations. At June 30, 1998, the carrying value of the Company's fixed rate debt was approximately $21.4 million, which is estimated to approximate its fair value. The Company also had approximately $17.1 million of variable rate borrowings outstanding, which amount approximated fair value. Market risk for the fixed rate debt is estimated as the potential change in the fair value of the debt resulting from a hypothetical 10% adverse change in interest rates, which would have resulted in an increase in the fair value of the related debt of approximately $760,000 at June 30, 1998. The effect of a similar hypothetical change in interest rates on the Company's variable rate debt would have had a negative impact on the Company's interest expense of approximately $80,000 for the year ended June 30, 1998.

  The Company's other market rate sensitive instruments include notes receivable, amounts due from/to funding sources, and certain accounts payable and accrued expense amounts. The carrying values for such instruments approximated the fair values at June 30, 1998.

  For additional information about the Company's financial instruments, see "Risk Factors--Interest Rate Cost of Funds Risk" and Notes 3, 4 and 13 in Notes to Consolidated Financial Statements.

YEAR 2000 COMPLIANCE

  There is significant uncertainty regarding the effect of the Year 2000 problem because computer systems which do not properly recognize date sensitive information when the year changes to 2000 could generate erroneous data or altogether fail. The Company believes that its own internal software and hardware are fully Year 2000 compliant. Based upon information received from certain independent third party vendors which perform certain data processing functions in connection with servicing the Company's portfolios, certain software of these third parties has been identified as non-Year 2000 compliant. However, the Company is implementing a strategic initiative to perform all of its portfolio servicing internally on its own system utilizing LeasePak U/X, which has been certified as Year 2000 compliant, and plans to cease using the third party outside portfolio servicer in early 1999.

  The Company is undertaking this initiative for reasons unrelated to the Year 2000 problem in an effort to improve customer service and management reporting and, ultimately reduce servicing costs and enhance profitability. The Company's continued use of a vendor which is not Year 2000 compliant to perform servicing functions or the failure of the Company's own computer systems to be fully Year 2000 compliant could materially adversely affect the Company's business, financial condition and results of operations. For example, such failure could prevent the Company from originating new leases, pricing such leases with accuracy, operating its proprietary software systems such as CreditVest and CreditWare, or determining the existence or extent of any delinquencies.

  However, the Company's computer systems are expected to be fully Year 2000 compliant as a consequence of the Company's strategic initiative to bring all servicing functions in-house. The Company is undertaking this initiative for reasons unrelated to any Year 2000 concerns; accordingly, the Company has not incurred, and does not expect to incur any costs specifically associated with Year 2000 compliance.

  Further, the Company cannot measure the impact that the Year 2000 issue will have on its vendors, suppliers, lessees and other parties with which the Company conducts business. Year 2000 problems experienced by any of these parties could negatively affect the ability of lessees to make lease payments, or could otherwise have a material adverse effect on the Company's business, financial condition or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

  SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," relate to additional reporting and disclosure requirements and are effective for fiscal years beginning after December 15, 1997. It is not expected that the adoption of SFAS Nos. 130 and 131 will have a material effect on the Company's consolidated operating results or financial condition.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which provides guidance on the accounting for the costs of software developed or obtained for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company does not expect the statement to have a material impact on its consolidated financial position or results of operations.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that all derivative instruments be recognized as assets or liabilities at fair value in the statement of financial position and establishes the accounting for changes in the fair value of such derivatives depending on the use of the derivative. The provisions of this statement will be effective for the Company for fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not yet assessed the effect of this statement on its consolidated financial position and results of operations.

                                   BUSINESS

GENERAL

  BankVest is a commercial finance company engaged in the origination, sale, securitization and servicing of non-cancelable equipment leases to small and mid-sized businesses and the sale of related services. The Company is a national provider of small-ticket leases with original equipment acquisition costs typically ranging from $5,000 to $250,000 and primarily financing automotive diagnostic, computer, printing, manufacturing, automotive repair, office, healthcare and telecommunications equipment. The Company also, from time to time, originates leases with original equipment acquisition costs in excess of $250,000. The average cost of equipment leased by the Company from its commencement of active operations in late 1994 through June 30, 1998 was approximately $22,000, with terms generally ranging from 12 to 87 months and a weighted average initial term of 51 months. During the year ended June 30, 1998, the weighted average yield on leases originated was 14.1%. Leases are originated through a direct sales force of 3l sales professionals, including nine senior sales officers who have an average of more than 14 years of leasing industry experience. The direct sales force operates out of 16 sales locations and covers all regions of the continental United States. The Company's centralized underwriting, servicing and collection activities support its decentralized sales force and allow the Company to manage the risks and costs associated with its growing lease portfolio.

  The Company markets its customized, service-oriented lease products through three sales channels: (i) national, regional and local equipment vendors; (ii) directly to new and existing customers; and (iii) on a private label or co-branded basis to customers of financial institutions which have become participants in the Company's Bank Program. In addition, the Company has formal and informal arrangements with a select group of approximately ten lease brokers which provide a flow of referrals to the Company. To date, approximately 87% of the Company's lease origination volume has been generated through its vendor programs. However, the Company expects to originate an increasing proportion of its leases from, among other sources, repeat business from existing customers and through its Bank Program. The Company believes that delivery of quality customer service has resulted in a significant amount of repeat business. For the year ended June 30, 1998, 18% of the dollar volume of the Company's lease originations were derived from customers who had previously obtained lease financing from the Company. Management anticipates that the Bank Program, whose participants include Star Bank, N.A. in Cincinnati, Ohio, Firstar Bank Milwaukee, N.A. in Milwaukee, Wisconsin and other financial institutions, will allow the Company to expand its customer base and originations by marketing lease products to such banks' customers.

  The Company uses a variety of sources of capital, including private equity, subordinated debt, warehouse lines of credit, securitizations, sales by assignment and term loans, to fund its lease originations and operations. Historically, the Company has sold, and intends to continue to sell, a substantial portion of its lease originations through securitizations and sales by assignment. The Company initially funds lease originations through warehouse lines of credit and working capital. On a monthly or more frequent basis, the Company transfers leases and the related equipment to a wholly-owned, special purpose subsidiary. This subsidiary in turn sells and transfers its interest in the leases being securitized and the related equipment to an unaffiliated bank conduit which generally issues commercial paper. The Company may also sell its lease receivables through a term note securitization. The
Company completed its first term note securitization of $    million on    ,
1998. Under this term note securitization, the leases and the related equipment were purchased from the bank conduits by a special purpose subsidiary of the Company which issued notes to investors secured by the payments under the leases and the related equipment. This securitization relied, in part, on credit enhancement provided by MBIA, a monoline insurer, which guaranteed scheduled payments of interest and ultimate payment of principal on one of the classes of notes issued in the transaction in order to secure ratings for such notes of "AAA" by Standard & Poor's and "Aaa" by Moody's.

  The Company believes that one of its major strengths is its seasoned management team, whose extensive experience in the small-ticket leasing industry provides the Company with expertise in sales and marketing, operations, customer service, collections, accounting, management information systems and legal matters. Paul

S. Gass, the Company's Chief Executive Officer, has over 34 years of experience in the leasing industry. John P. Colton, the Company's Executive Vice President, has over 25 years of experience in the leasing industry. Mr. Gass and Mr. Colton are supported by a senior management team of seven additional professionals. This nine member management team has an average of more than 16 years of experience in the leasing industry with a variety of large commercial finance companies. Each member of senior management has an equity interest in the Company. See "Management."

INDUSTRY OVERVIEW

  The equipment leasing industry has grown rapidly in the United States over the past decade and represents a large and growing source of business financing. According to the ELA, 80% of all United States businesses use leasing or financing to acquire capital assets. The ELA estimates that $183 billion of the $600 billion to be spent on productive assets in 1998 will be financed through leasing. The Company estimates that approximately $70 to $80 billion will be in the small-ticket leasing market. The Company believes that small-ticket equipment leasing is one of the most rapidly growing segments of the industry, primarily due to (i) the increasing acceptance of leasing by small and mid-sized businesses; (ii) the need for alternative providers of equipment finance due to the significant increase in bank consolidations in the past decade and consequent loss of many community-based banks and diminished service to small and mid-sized businesses; (iii) the inability or unwillingness of larger banks to adequately address the small-ticket leasing market; (iv) the decrease in equipment cost as a result of technological innovation; and (v) the need for flexibility in structuring finance programs and rapid turnaround times and processing of equipment financing transactions and the consequent recognition by small and mid-sized businesses that specialized commercial finance companies such as the Company can provide faster and more efficient service than traditional financial institutions.

BUSINESS STRATEGY

  The Company intends to continue pursuing its goal of becoming a leading provider of equipment financing in the small-ticket leasing market. The following strategic elements are integral to the Company's success in achieving its goal:

 Operating Strategy

  . Provide a superior level of customer service. The Company's management and sales staff are dedicated to offering consistent underwriting standards for, and rapid turnaround of, lease applications, credit analyses and documentation, as well as flexible and creative structuring of programs to provide a superior level of service to its vendors, banks and lessees.

  . Capitalize on its experienced senior management team. The members of the Company's senior management team have an average of more than 16 years of leasing experience and have played key management roles in large, well-known commercial finance companies. This experience has enabled the Company to grow by building a quality sales force, operations staff, infrastructure and sources of funding that are competitive with larger, longer-established companies.

  . Capitalize on its experienced sales and operations personnel. The
    Company's sales team consists of 31 professionals, including nine senior sales officers who have an average of more than 14 years of experience in developing local, regional and national vendor lease referral relationships. They are supported by a credit and operations staff of 48 persons who have an average of more than 10 years of experience in the commercial finance industry. Together, the Company's sales and operations personnel have significant skills and records of accomplishment in new business development, lease originations, credit evaluation, documentation and servicing and provide the Company with the ability to develop innovative lease products, programs and systems to meet customer needs.

  . Utilize customized, state-of-the-art technologies. The Company utilizes
    CreditWare, the Company's proprietary front-end booking system; LeasePak U/X, a widely-used lease accounting and back-end servicing system; and CreditVest, the Company's sophisticated proprietary credit scoring and evaluation system, as well as the Company's website-based lease application, documentation and processing capabilities to improve customer service and management reporting, while reducing costs and enhancing efficiency and profitability. CreditVest is specially tailored to the small-ticket leasing market, and is designed to provide quick, efficient and disciplined credit evaluation, incorporating the industry experience of the Company's senior management. In addition, the Company's website is designed to allow vendors to submit lease applications, track approval status and documentation and access information on the Company's services.

  . Maintain diversified sources of funding. The Company intends to continue to pursue a funding strategy which provides the Company with a diverse base of financing sources at rates which are competitive with those available to larger companies, and which may include short-term warehouse and other revolving facilities and conduit and term note securitizations, as well as sales by assignment.

 Growth Strategy

  . Expand vendor relationships and increase penetration of its core customer vendor base. The Company intends to develop new vendor relationships, including national vendor accounts, and increase its penetration into the customer base of existing vendors by continuing to stress its flexible, creative marketing programs, technology, personal service and problem-solving approach. This focus includes: (i) direct vendor support on sales calls and at trade shows; (ii) marketing programs that are tailored to the needs of the vendors' customer bases; (iii) co-branded and private label programs; and (iv) technology systems which increase capabilities for fast, accurate application input, processing and tracking, document generation and vendor reporting. In addition, the Company intends to expand its product coverage to assist the vendor's penetration into new product markets, such as the middle market, and geographic markets such as Canada.

  . Promote the Company's Bank Program. The Company is focused on expanding the Bank Program by: (i) providing training, sales and marketing support to bank loan officers and other bank personnel to enable them effectively to promote the Company's lease programs; (ii) assisting bank personnel in analyzing available customer data to develop suitable targets for the Company's lease programs; (iii) initiating direct marketing campaigns focused on reaching targeted bank customers; and (iv) using the Company's customized technologies, including CreditWare, CreditVest and the Company's website-based lease application, documentation and processing capabilities, which can be accessed directly or through hyperlink from the websites of the Bank Program participants. The Company also intends to increase the number of participating financial institutions by continuing to promote the advantages for such institutions of providing the Company's lease programs.

  . Increase the productivity of the Company's decentralized sales force. The
    Company is undertaking a number of initiatives to increase the productivity of its sales force, including: (i) providing superior operations support and service to existing vendors to allow its sales force to focus on developing new vendor programs; (ii) using marketing research to target new vendors and customers; (iii) increasing awareness and utilization of the Company's existing technology to streamline the administrative process; and (iv) developing new lease programs to meet the diverse needs of its customer base.

TERMS OF LEASES

  Leases originated by the Company from the commencement of active operations in late 1994 through June 30, 1998 have terms which range generally between 12 and 87 months with a weighted average initial term of 51 months. The Company typically uses standardized net lease contracts to simplify the documentation process and improve turn-around time from approval to funding. The leases are non-cancelable, require the lessee to make all payments for all expenses associated with the operation and maintenance of the leased equipment and contain "hell-or-high-water" provisions requiring the lessee to make all payments unconditionally and without defense, offset, counterclaim or reduction. The leases generally do not permit prepayment. Among other things, lessees are obligated to: (i) remit all lease payments regardless of equipment performance and bear all risks of loss of the equipment; (ii) operate equipment in a careful and proper manner in accordance with applicable governmental regulations; (iii) maintain and service the equipment; (iv) insure the equipment against certain liabilities and contingencies; and (v) pay directly or reimburse the Company for payment of all taxes resulting from the use, possession or lease of the equipment. Upon any default, the Company may exercise remedies which include repossession and remarketing of the equipment and payment of liquidated damages.

  At June 30, 1998, approximately 74% of the leases outstanding contain bargain purchase options that permit the lessee to buy the leased equipment for a nominal amount at the end of the term of the lease. Purchase options on the remaining leases are based on the fair market value of the leased equipment at the end of the lease term. The Company generally retains an equipment residual value even after selling lease receivables. An equipment residual value is recorded as an asset on the Company's balance sheet, generally in an amount equal to 10%-15% of the original cost of the leased equipment. At June 30, 1998, booked equipment residual values were approximately $8.0 million, or 2.6% of the original cost of all leased equipment, excluding equipment residual values under originated and unbilled lease contracts. At the end of the lease term, the Company remarkets the equipment either by sale or re-lease to the lessee or to a new third-party. As part of its growth strategy, the Company intends to broaden its lease product offerings which may increase the proportion of leases on which the Company retains an equipment residual value.

SALES AND MARKETING

 Sales Force

  The Company's sales force consists of 31 professionals, including nine senior sales officers who have an average of more than 14 years of experience in the lease finance industry. Most of the members of the Company's sales force have developed relationships throughout their careers with many of the Company's vendors, manufacturers and customers. Currently, the Company has a national sales presence and operates out of 16 sales locations in the following metropolitan areas: Boston, Massachusetts; New York, New York; Philadelphia, Pennsylvania; Charlotte, North Carolina; Atlanta, Georgia; Melbourne, Florida; Chicago, Illinois; Dallas, Texas; Los Angeles and San Francisco, California; and Seattle, Washington. The sales force markets the Company's lease finance programs and related services nationwide through all three of the Company's sales channels, emphasizing a relationship marketing approach which builds relationships and promotes an ability and willingness to develop creative, customized solutions for both lessees and sources of lease originations.

  The Company believes that the use of a direct sales force offers significant advantages over broker or acquisition driven origination strategies. Such advantages include: (i) greater control over the underwriting process; (ii) the ability to retain the equipment residual values under certain leases;
(iii) the creation of relationships with lessees and equipment providers which the Company believes are conducive to the generation of recurring business; and (iv) the creation of a marketing database enabling the Company to more efficiently target potential customers and tailor new products to meet the needs of its target markets.

  The sales force is paid commission incentives based not only on volume, but also on funding efficiency and profitability. The Company has hired both highly experienced sales representatives, as well as less experienced representatives, and has established a "mentor" training program in which new sales representatives are paired with experienced sales representatives until the new representatives gain sufficient knowledge and experience to operate independently.

 Marketing Strategy

  The Company markets its customized, service-oriented lease products through three sales channels: (i) national, regional and local equipment vendors; (ii) directly to new and existing customers; and (iii) on a private label or co-branded basis to customers of financial institutions which have become participants in the Company's Bank Program. In addition, the Company has formal and informal arrangements with a select group of approximately ten lease brokers which provide a flow of referrals. The Company uses several methods and technologies to obtain application data from potential lessees. Applicants can complete lease applications using the Company's website (accessed directly or through hyperlink from the websites of the Bank Program participants), remote terminals located in the offices of vendors and Bank Program participants, mail, e-mail, fax and telephone. Management believes that all of the methods of communicating application data to the Company are user-friendly and are designed to be accessible to a diverse group of businesses and individuals.

  Vendor programs. The Company currently originates approximately 87% of its annual lease origination volume through its vendor programs. The Company strives to develop formal and informal relationships with vendors, including national, regional and local manufacturers and distributors of small-ticket equipment, in order to establish the Company as a recommended provider of financing for the creditworthy customers of such vendors. The vendor programs assist vendors by providing timely, convenient and competitive value-added service, which simultaneously promotes equipment sales and lease originations.

  Upon establishing a relationship with a vendor, the Company typically enters into an agreement with the vendor, which may include representations and warranties relating to the activities of the vendor in the relationship, requirements relating to applications, the approval process, documentation and funding, volume targets, remarketing support to be provided by the vendor and other provisions which address customized features of a particular program. Vendor involvement in the lease financing process varies among vendors, ranging from simple customer referrals where the Company performs all of the lease-related activities, to private label or co-branded programs. In a private label program, the vendor completes the lease documentation in its own name and then assigns it to the Company after Company credit approval. In a co-branded program, the vendor is featured prominently on the lease documentation and completes such documentation with its customers for submission to the Company upon credit approval.

  The Company believes its success in attracting and retaining quality vendors has been due in large part to (i) the experience of its senior sales officers and management team and their collective experience with various products, equipment and vendors; (ii) its high level of vendor service and rapid response time; (iii) flexible, creative marketing programs; (iv) vendor access to the Company through technological innovation; and (v) the high level of personal service and commitment to problem-solving provided by the Company's sales force and operations staff. The Company has demonstrated an ability to compete effectively for national vendor accounts. In fiscal 1998, lease originations from such accounts grew to 31% of total originations, up from 6% in fiscal 1997 and 2% in fiscal 1996.

  Bank Program. The Company began to implement its Bank Program in September 1997. Under the Bank Program, the Company offers leasing services to the bank's customer base on a private label or co-branded basis, depending on the program. Typically, the participating bank agrees that the Company will be either a preferred or exclusive provider of small-ticket leasing services to the bank's commercial customers, and provides to the Company its proprietary list of existing customers and prospects with information regarding such customers. A marketing plan is then devised and the Company provides the bank with training to support the program, and marketing and sales support related to equipment leasing, including brochures, marketing materials and lease applications. The Company markets to the customer base of the participating bank either in the name of the bank in a private label program or jointly in a co-branded program. Lease applications may be available to bank customers at the bank via point-of-sale displays, by e-mail and on the Company's website, which may be accessed by hyperlink from a participating bank's website. The Company maintains a toll-free telemarketing support service through which bank customers can make inquiries, process lease applications and obtain assistance in identifying, selecting or designing appropriate lease programs. The Company's decentralized sales staff is available to support bank personnel and meet with customers of the bank to effect lease originations.

  The Company has entered into formal agreements with six banks, including Star Bank, N.A. in Cincinnati, Ohio and Firstar Bank Milwaukee, N.A. in Milwaukee, Wisconsin. The Company currently is focusing on improved penetration of the customer base of its existing banks, but is also in negotiations with several other banks and financial institutions.

  The participating bank may pay fees to the Company upon execution of the Bank Program agreement and annually thereafter, and may provide an agreed level of financial support to market the program throughout the term of the program agreement. The Company, in turn, agrees to pay the bank a monthly fee equal to a percentage of the equipment cost of leases referred by the bank to the Company and funded by the Company. The percentage varies depending upon the length of the lease term, equipment cost, credit risk and lease product type.

  In a private label program, the bank is shown as the lessor on the lease with the bank's customer and the lease is serviced by the Company in the name of the bank, but the lease itself and the underlying equipment is owned by the Company. Upon default, the Company may pursue remedies in its own name but, absent default, the bank's name remains before its customer. In a co-branded program, the bank is prominently featured in the lease documentation, but the Company appears as lessor and bills and collects the lease in its own name. In either case, the Bank Program provides the Company with an effective means to penetrate new markets, increase its name recognition and profile in the marketplace and reach new customers that would otherwise be unknown or unavailable to it. The participating bank is able to more effectively compete with non-bank financing sources by offering financial products and full service support that it otherwise would lack in order to meet the needs of such customers. This program allows participating banks to earn fee income without risk to their capital.

  Direct leasing. Through its direct leasing channel, the Company markets its products and services directly to the end users of leased equipment rather than using relationships with vendors or banks to generate originations. The Company's sales and marketing force uses a variety of methods to market the Company's products to new and existing customers, such as periodically conducting both general and targeted direct mail campaigns, targeted telemarketing and participating in selected industry trade shows. The Company also targets advertising in trade press designed to generate inbound calls and person-to-person contact. Finally, the Company has formal and informal arrangements with a select group of lease brokers which provide a flow of referrals to the Company.

OPERATIONS, UNDERWRITING AND SERVICING

 Overview

  Upon submission of a lease application, the Company's credit professionals review the application and render a credit decision based on the information in the application, credit bureau reports and, in appropriate circumstances, personal financial statements, bank and trade references and other credit and financial information. The information required and the time necessary for making credit decisions vary according to the strength of the lease application and the nature, size and complexity of the transaction. The application is entered into the Company's proprietary CreditWare front-end booking system, which tracks the status of the transaction from application through approval and documentation to funding. Upon approval, the Company's standard lease documentation package is prepared and sent to the customer for execution and return to the Company. When the equipment is shipped and installed, the vendor invoices the Company. The Company then verifies acceptance of the equipment by the lessee, the lease irrevocably commences and the vendor's invoice is paid. At funding, the lease is booked on the Company's lease accounting and portfolio servicing systems for billing, servicing, financial reporting and accounting processing. Because vendor relationships are important, the Company places particular emphasis on assuring that vendors receive timely payments, typically within 24 hours of receipt of notification of lessee acceptance.

  There are typically two types of leasing business which the Company processes. The first is flow type business which involves transactions of $100,000 or less per lease. The flow type of business is generated by equipment suppliers and vendors that have multiple lease transactions per month, by the Bank Program and by direct customers. For flow type business, the Company provides same day credit approval, simple documentation and competitive lease rates.

  The second is transaction type business. Transaction type business involves transactions generally between $100,000 and $250,000 and from time to time in excess of $250,000 per lease. This business requires specialized experience in marketing, credit analysis and documentation relating to the equipment being financed; therefore, the Company utilizes senior sales and credit officers and corporate counsel to address the needs of this segment, effectively service customers and responsibly manage risk.

 Underwriting

  The Company's successful execution of its business and operating strategy is dependent upon, among other things, its credit underwriting and administrative policies and procedures. The Company relies primarily on the creditworthiness of its lessees, vendor support and personal guarantees provided by one or more principals of the lessees business, rather than on the value of the underlying equipment, in making its credit decisions. The Company's credit professionals apply specialized underwriting criteria and procedures and utilize independent credit investigations to identify creditworthy lessees. Basic financial information is provided in the credit application and, depending on the size and complexity of the transaction and the results of initial analysis of the credit, the Company may also utilize (i) customer data, including financial statements and tax returns, bank and trade references, payment history, and credit line availability; (ii) statistical data from databases provided by TRW, Dun and Bradstreet and/or Equifax; and (iii) vendor historical support and portfolio performance, including losses, approvals and delinquency ratios.

  The Company has recently implemented its proprietary credit scoring system, "CreditVest." This credit system automatically extracts financial and credit information from the credit application and on-line credit bureaus, analyzes the information based on algorithms developed by the Company, and then assigns a numerical rating to each application indicating approval, rejection or further review by a credit professional. The Company uses CreditVest to analyze all lease transactions with an equipment cost of $50,000 or less. This threshold may be raised in the future. The Company continues to use credit professionals, in addition to CreditVest, to review lease transactions with an equipment cost in excess of this amount.

  The Company believes that CreditVest is a powerful credit scoring tool because (i) it combines personal and commercial information in evaluating lease applications; (ii) it is highly specialized and is designed specifically for the small-ticket leasing industry; (iii) it provides rapid credit decisions; and (iv) it is flexible and can be modified quickly based on Company strategy, economic conditions or specific industry and customer variables. Additionally, CreditVest will also be used as a marketing tool by the Company since it can use information regarding customers, equipment and industries to target the new and existing customers most likely to generate repeat business. CreditVest will also assist the Company in developing collection strategies for particular types of customers through analysis of payment histories and trends based on lease receivable balances, customer type, equipment type, prior delinquencies and location.

 Servicing

  The Company generally services all of the leases it originates, including leases sold or securitized. The Company currently utilizes the services of a third party, PFS, to provide certain services, including (i) creating electronic files containing contract information; (ii) establishing initial lease accounting; (iii) preparing invoice and payment information; (iv) posting payments to customer accounts; and (v) performing limited customer service functions and reports. Otherwise, the Company handles collections with its own in-house accounts receivable and asset management staff.

  Earlier this year, the Company made the strategic decision to bring all servicing functions in-house. The Company believes that this will improve customer service and management reporting and, ultimately, reduce servicing costs and enhance profitability. The Company has acquired a software license for the LeasePak U/X lease accounting and portfolio servicing system from McCue Systems, Inc., a leading provider of lease accounting software to the equipment leasing industry. The Company has been servicing the portfolio on a parallel track with PFS, and anticipates that it will be fully servicing its own portfolio not later than December 31, 1998, on a server located at Dimension Servicing Corporation in Portland, Oregon, which is providing consulting and other services to the Company during this conversion. The Company expects that full implementation to the Company's own server at its corporate headquarters will be completed not later than March 31, 1999. The Company has also retained Norwest Bank Minnesota, N.A. to serve as its back-up servicer. The Company has also acquired a license to the Lewtan securitization reporting software which enhances the

Company's ability to structure its securitization programs and furnish timely, accurate reporting to all of its securitization facilities.

  Typical servicing activities include billing, collecting, posting payments received, responding to lessee inquiries, taking all necessary action to maintain the Company's title to, or security interest in, the underlying leased equipment, and dealing with delinquencies and defaults, including communicating with lessees to assure timely payments and, where necessary, repossessing and remarketing equipment and pursuing legal, equitable and contractual remedies. All payments are made to the Company's lockbox at PNC Bank, N.A. and are disbursed from the lockbox to the Company or to the assignees of the leases according to the Company's agreements with its various sources of funds. The Company receives a monthly servicing fee with respect to leases sold or securitized which it continues to service.

  The Company manages its risk of credit losses through adherence to its underwriting guidelines and diligent collection procedures. The Company's accounts receivable staff, which consists of 11 full-time employees with an average of more than ten years of experience, is dedicated to providing high quality customer service and effectively performing collection procedures. To this end, the Company generally initiates telephone contact at the beginning of each lease to review the payment terms and other material terms of the new lease and to confirm the lessee's receipt and approval of the leased equipment. Subsequent to the initial phone conversation, the accounts receivable staff proactively addresses issues before they become problems, such as responding to questions about the lease or its terms, invoicing, insurance, taxes and other issues. In addition, the staff generally monitors lease payment histories, contacts any lessees that become delinquent to effect a cure as soon as possible and effects contractual and legal remedies when appropriate.

 Equipment Management

  At the end of the lease term, the equipment may be purchased by the lessee pursuant to the purchase option in the lease (or if there is no purchase option, by further agreement of the Company and the lessee), the lease may be renewed for an agreed term by the lessee or the equipment may be returned to the Company. If and when leased equipment is returned to the Company following the termination of a lease (whether upon a lease default or by expiration of the scheduled term), the Company remarkets the equipment through its internal asset managers and/or the original equipment vendor to maximize residual return. The Company has entered into agreements with most of its vendors under which such vendors, among other things, have agreed to provide remarketing support for equipment sold by such vendor to the Company for lease. When returned equipment is not subject to vendor remarketing, the remarketing is conducted by the Company's asset management staff through independent equipment remarketers throughout the United States.

PORTFOLIO COMPOSITION

 Equipment Type, Geographic and Customer Mix

  The Company's managed receivables are diversified along equipment type and geographic lines as well as by customer. The concentration of equipment type and the distribution of such equipment along geographic lines has fluctuated since the Company began active leasing operations.

  Equipment type. The following table illustrates the distribution of the Company's managed receivables by equipment type as of June 30, 1998:

   Automotive diagnostic..................................................  20%
   Computer...............................................................  16%
   Printing...............................................................  15%
   Manufacturing..........................................................  15%
   Automotive repair......................................................  14%
   Office.................................................................   7%
   Healthcare.............................................................   7%
   Telecommunications.....................................................   2%
   Other..................................................................   4%
                                                                           ---
                                                                           100%
                                                                           ===

  Geographic. The following table illustrates the geographic distribution of the Company's managed receivables based on location of the Company's lessees as of June 30, 1998:

   New York................................................................  22%
   California..............................................................  16%
   Massachusetts...........................................................  12%
   Florida.................................................................   6%
   New Jersey..............................................................   5%
   Texas...................................................................   4%
   Connecticut.............................................................   3%
   North Carolina..........................................................   3%
   Georgia.................................................................   3%
   Pennsylvania............................................................   2%
   Other...................................................................  24%
                                                                            ---
                                                                            100%
                                                                            ===

  Customer mix. The Company has a broad lessee customer base. As of June 30, 1998: (i) no lessee accounted for more than 0.6% of the Company's managed receivables; and (ii) the Company's 25 largest lessees accounted for less than 6% of the Company's managed receivables. Except for one vendor which accounted for 19% of the Company's managed receivables, no other vendor accounted for more than 2.0%. The Company's top 25 vendors accounted for 41% of managed receivables. See "Risk Factors--Concentration of Lease Sources and Credit Risks."

ASSET QUALITY

  The table below sets forth certain lease delinquencies for net managed receivables at:

                                                JUNE 30,
                            --------------------------------------------------
                                 1996             1997              1998
                            --------------- ----------------  ----------------
                                         (DOLLARS IN THOUSANDS)
                            DOLLARS PERCENT DOLLARS  PERCENT  DOLLARS  PERCENT
                            ------- ------- -------- -------  -------- -------
Net managed receiv-
 ables(1).................. $30,272  100.0% $102,152 100.00%  $254,714 100.00%
                            =======  =====  ======== ======   ======== ======
Current.................... $29,866  98.66% $ 99,431  97.34%  $246,919  96.94%
                            =======  =====  ======== ======   ======== ======
Delinquencies:
  31-60 days past due...... $   241   0.80% $  1,247   1.22%  $  3,092   1.21%
  61-90 days past due......      65   0.21       581   0.57      1,492   0.59
  Over 90 days past due....     100   0.33       893   0.87      3,211   1.26
                            -------  -----  -------- ------   -------- ------
    Total delinquencies.... $   406   1.34% $  2,721   2.66%  $  7,795   3.06%
                            =======  =====  ======== ======   ======== ======

--------
(1) Net managed receivables represent the net investment in lease contracts, calculated as if the Company had not sold such lease contracts, excluding lease receivables originated but unbilled of $12.0 million and $7.9 million at June 30, 1997 and 1998, respectively.

  The Company maintains reserves for credit losses in connection with payments due under lease contracts held in the Company's portfolio and its retained interest in leases securitized or sold. The reserves are based on management's analysis of the Company's delinquency and historical loss experience, projected future potential loss rates, the level of recourse provided, if any, economic conditions and trends, estimates of future trends, industry statistics and lease portfolio characteristics and other assumptions. The Company's policy is to review delinquent lease receivables accounts on a monthly basis for collectibility. Based on that review, the portion of the lease receivables believed to be uncollectible at that time is charged off. Recoveries on leases previously charged off are restored to reserves.

  The table below sets forth information regarding the Company's total reserves for credit losses on managed receivables at:

                                                              JUNE 30,
                                                        ----------------------
                                                        1996    1997    1998
                                                        -----  ------  -------
                                                           (IN THOUSANDS)
Allowance for doubtful accounts:
  Beginning balance.................................... $  35  $  193  $ 1,868
  Provision for credit losses..........................   528   2,529    5,902
  Net transfer to reserve for contingent obligations to
   repurchase lease receivables sold(1)................  (336)   (165)    (688)
  Charge-offs..........................................   (34)   (703)  (2,183)
  Recoveries...........................................   --       14      191
                                                        -----  ------  -------
  Ending balance.......................................   193   1,868    5,090
Reserve for contingent obligations to repurchase lease
 receivables sold(1)...................................   401     566    1,254
                                                        -----  ------  -------
    Total.............................................. $ 594  $2,434  $ 6,344
                                                        =====  ======  =======

--------
(1) The Company has contingent obligations to repurchase leases sold by assignment. The Company's maximum exposure under the repurchase provisions is generally limited to 5% to 10% of the lease receivables sold. The Company's reserve for such contingent obligations is included in Other Liabilities in the Company's consolidated balance sheets.

INSURANCE SUBSIDIARY

  The Company provides casualty insurance for equipment with original costs of up to $100,000 under certain of the Company's leases through ELI, the Company's wholly-owned Bermuda subsidiary. ELI provides such insurance for its own account without seeking reinsurance. For the year ended June 30, 1998, ELI's operations were modestly profitable and net insurance premiums of ELI and related servicing fees accounted for less than 2% of the Company's total revenues for that year.

  Lessees are not obligated to obtain insurance from ELI. However, in the event a lessee does not provide the Company with evidence that the equipment is insured as of the commencement of the lease, the Company will include on the lessee's monthly invoice a charge applicable to the insurance premium for ELI casualty insurance. If the lessee responds with evidence that the equipment otherwise is insured, the charge is removed and no insurance from ELI is placed on the equipment. If the lessee pays the premium, casualty insurance provided by ELI commences as of the date the premium was paid. In the event the Company receives no response from the lessee, either through payment or proof of insurance, the Company, depending upon the dollar amount involved, either (i) contacts the lessee to confirm that the equipment is otherwise insured in accordance with the requirements of the lease or (ii) makes a decision to rely on the lessee's standard contractual obligation to insure the equipment.

COMPETITION

  The business of small-ticket equipment lease financing is highly fragmented and competitive, with no single company having a market share in excess of 5%. The Company competes with (i) a large number of national, regional and local finance companies; (ii) captive finance and leasing companies affiliated with major equipment manufacturers; and (iii) other sources of financing including traditional financial services companies such as commercial banks, savings and loan associations and credit unions. Many of the Company's competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company. For example, some competitors may have a lower cost of funds and access to other funding sources that may be unavailable to the Company. In addition, certain of the Company's competitors may have higher risk tolerances or different risk assessments which could allow them to establish more vendor and lessee relationships and build their market share.

  The Company competes based on the quality of the service it provides to both its lessees and its vendors, bank participants and other originators. The Company has and will continue to encounter significant competition and there can be no assurance that the Company will be able to successfully compete in its chosen markets. However, the Company believes that its experienced management team and sales force and its strong vendor relationships will allow the Company to continue to compete successfully in the small-ticket leasing segment of the market. See "Risk Factors--Competition."

REGULATION

  The Company's business is subject to certain federal and state regulations which, among other things, require the Company to obtain and maintain certain licenses and qualifications. These regulations also address collection practices, including the rights to repossess and sell equipment. Under certain circumstances, the Company may also be required to comply with the Equal Credit Opportunity Act ("ECOA"). Pursuant to the terms of the ECOA, the Company is required to give all credit applicants notice of the right to receive a written statement of reasons an application for credit is denied, unless the applicant had gross revenues exceeding $1.0 million during its last fiscal year. The Company is also required by the ECOA to give oral or written notice of a credit denial within 30 days after receipt of a completed lease application, or within a reasonable time for applicants whose gross revenues exceeded $1.0 million during its last fiscal year. The Company believes that it is currently in material compliance with applicable statutes and regulations.

  The Company's wholly-owned insurance subsidiary, ELI, is registered under the Bermuda Insurance Act of 1978, as amended and related regulations which require that the Company maintain minimum levels of solvency and liquidity. The Company believes it is currently in material compliance with these requirements.

FACILITIES

  The Company's headquarters are located at 200 Nickerson Road, Marlboro, Massachusetts. The Company leases approximately 23,000 square feet, pursuant to a lease agreement which expires on January 19, 2003. The current monthly rent for the Marlboro office is $34,430; monthly rent will increase to $36,600 over the next five years. The Company also leases space for certain of its sales locations. The Company believes that its facilities are both suitable and adequate for the current business activities conducted at its corporate headquarters and at its existing sales locations.

EMPLOYEES

  At August 31, 1998, the Company employed 123 full-time employees. None of the Company's employees are represented by a labor union. The Company considers its employee relations to be good.

LEGAL PROCEEDINGS

  From time to time, the Company and its subsidiaries are parties to various legal proceedings incident to its business. As of the date hereof, there were no legal proceedings which management anticipates would have a material adverse effect on the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table provides information regarding the executive officers and directors of the Company as of August 31, 1998:

NAME                            AGE                  POSITION
----                            ---                  --------
Paul S. Gass................... 60  President, Chief Executive Officer and
                                     Chairman of the Board of Directors
John P. Colton................. 62  Executive Vice President and Director
Kellie D. Jacques.............. 40  Senior Vice President, Chief Financial
                                     Officer, Treasurer and Director
Alan J. Catterson.............. 37  Senior Vice President and Chief Information
                                     Officer
Charles W. Cross............... 43  Senior Vice President, Chief Legal Officer
                                     and Clerk
Michael P. Karman.............. 33  Senior Vice President and Manager, East
                                     Region
Sandra T. King................. 46  Senior Vice President and Manager, West
                                     Region and Director
Robert M. McFadden............. 32  Senior Vice President--Sales, Mid-Atlantic
                                     Region
Joseph R. Bannick.............. 41  Senior Vice President--Sales, Western
                                     Region
James H. Fordyce(1)............ 39  Director
James D. Gerson(1)............. 55  Director
Kevin J. McGinty(1)............ 49  Director

--------
(1) Member of Compensation Committee, Audit Committee and Stock Option
    Committee.

  Set forth below is a brief description of the business experience of the executive officers and directors of the Company.

  PAUL S. GASS has served as President, Chief Executive Officer and Chairman of the Board of Directors since January 1995. Prior to joining the Company, Mr. Gass served as president of AT&T Capital Leasing Services Division of AT&T Capital Corp. from 1989 to July 1993 and thereafter as a consultant until December 1994. From 1974 to 1989, Mr. Gass served as the President and Chief Executive Officer of Eaton Financial, a small-ticket leasing company, and was responsible for taking Eaton Financial public in 1983 and accomplishing the acquisition of Eaton Financial by AT&T Capital in 1989. Mr. Gass serves as Chair of the Foundation of Leasing Education and is a past director of the ELA.

  JOHN P. COLTON has served as Executive Vice President of the Company since July 1995, and a Director since January 1995. From 1994 until joining the Company, Mr. Colton was an independent consultant. From 1989 to 1994, Mr. Colton served as senior vice president and senior credit officer of AT&T Capital Leasing Services Division. From 1983 until its sale to AT&T Capital Leasing Services Division in 1989, Mr. Colton served as senior vice president, senior credit officer and director of Eaton Financial. Mr. Colton is a director of the United Association of Equipment Lessors, past president and director of the Eastern Association of Equipment Lessors and serves on the Small-Ticket Council of the ELA.

  KELLIE D. JACQUES has served as Senior Vice President, Chief Financial Officer and Treasurer of the Company since February 1995, and a Director since May 1995. From 1994 until joining the Company, Ms. Jacques served as U.S. controller for Newcourt Financial USA, Inc., an equipment leasing company. From 1992 to 1994, she served as controller for Chancellor Corporation, an equipment leasing company. From 1990 to 1992, Ms. Jacques served as controller for Georgetown Collection Corporation. Prior to 1990, Ms. Jacques worked for eight years in public accounting and she is a Certified Public Accountant.

  ALAN J. CATTERSON has served as Senior Vice President and Chief Information Officer of the Company since December 1996. From 1995 until joining the Company, Mr. Catterson served as vice president of information technology and customer support for the Auto Financial Services Division of GE Capital Corporation. From 1991 to 1995, Mr. Catterson held various positions at General Systems Solutions, Inc., a systems integration firm, including systems engineering manager and vice president of operations.

  CHARLES W. CROSS joined the Company in August 1997, and is Senior Vice President, Chief Legal Officer and Clerk. From 1994 until joining the Company, Mr. Cross served as senior counsel for BTM Capital Corporation, the investment banking subsidiary of The Bank of Tokyo-Mitsubishi. From 1989 to 1994, Mr. Cross served as chief legal officer to Fleet Capital Corporation.

  MICHAEL P. KARMAN joined the Company in January 1995, and is Senior Vice President and Manager of the Company's East Region. From 1989 until joining the Company, Mr. Karman served as a regional sales manager at AT&T Capital Leasing Services Division. From 1986 until its sale to AT&T Capital Leasing Services Division in 1989, Mr. Karman was employed by Eaton Financial.

  SANDRA T. KING joined the Company as a Senior Vice President in March 1998, and is Manager of the Company's West Region. She has served as a Director since June 1995. Prior to joining BankVest as an officer, Ms. King served as vice president of marketing for Babson College in Wellesley, Massachusetts since May 1992. From 1990 to 1992, Ms. King served as director of marketing for Babson College. Ms. King served as a management consultant with Arthur D. Little, Inc. from 1980 to 1985.

  ROBERT M. MCFADDEN joined the Company in November 1995, and is Senior Vice President for Sales, Mid-Atlantic Region. From 1989 until joining the Company, Mr. McFadden served as regional sales manager for AT&T Capital Leasing Services Division. From 1986 until its sale to AT&T Capital Leasing Services Division in 1989, Mr. McFadden was employed by Eaton Financial.

  JOSEPH R. BANNICK joined the Company in June 1996, and is Senior Vice President for Sales, Western Region. From 1989 until joining the Company, Mr. Bannick served as regional sales manager for AT&T Capital Leasing Services Division. From 1988 until its sale to AT&T Capital Leasing Services Division in 1989, Mr. Bannick served as regional sales manager of Eaton Financial.

  JAMES H. FORDYCE has served as a Director since May 1997. Mr. Fordyce has been a general partner of Whitney & Co. and its affiliated partnerships since July 1996. From 1988 to 1996, Mr. Fordyce was a senior vice president of Heller Financial, Inc.

  JAMES D. GERSON has served as a Director since December 1995. Since 1993, Mr. Gerson has been employed by Fahnestock & Co. and since October 1995, has served as portfolio manager for Hudson Capital Appreciation Fund, a mutual fund. Mr. Gerson serves as a director of Ag Services of America, Inc., American Power Conversion Corporation, Arguss Holdings, Inc., Energy Research Corp., and Hilite Industries, Inc. Mr. Gerson was also a director of Eaton Financial prior to its sale to AT&T Capital.

  KEVIN J. MCGINTY has served as a Director since May 1996. Since December 1993, Mr. McGinty has been a managing director of Primus Venture Partners, Inc., the sole general partner of Primus Venture Partners III Limited Partnership, which is the sole general partner of Primus Capital Fund III Limited Partnership, a venture capital investment firm and stockholder of the Company. Mr. McGinty has served in similar capacities with other affiliates of Primus Venture Partners, Inc. since 1990. Mr. McGinty has served as an executive vice president of Society National Bank and a senior vice president of Society Corporation (now KeyCorp).

  The Company's Board of Directors is divided into three classes, with the term of office of one class expiring each year. The term of office of each director included in Class I, Class II and Class III expires at the time of the annual meeting of stockholders in 2001, 1999 and 2000, respectively, or when his or her successor has been duly elected and qualified. Class I consists of John P. Colton and Sandra T. King; Class II consists of James D.

Gerson and Kellie D. Jacques; and Class III consists of Paul S. Gass, Kevin J. McGinty and James H. Fordyce. See "Description of Capital Stock--Certain Anti-Takeover Provisions."

DIRECTOR COMPENSATION

  The Company has granted non-qualified stock options to each of its non-employee directors, including options to purchase 9,000 shares of Common Stock to each of Mr. Gerson, Mr. McGinty and Mr. Fordyce. In addition, prior to her employment by the Company Ms. King served as a non-employee director of the Company and was granted options to purchase 18,000 shares of Common Stock in this capacity. In June 1998, after becoming an officer of the Company, Ms. King was granted options to purchase 37,500 shares of Common Stock. Mr. Gerson also receives $500 for each Board of Directors meeting attended and $500 per quarter as compensation for his services as director. Except for Mr. Gerson no other non-employee director of the Company receives cash compensation for his or her services as a director.

EXECUTIVE COMPENSATION

  The following Summary Compensation Table sets forth certain information concerning the compensation paid for services rendered in the fiscal year ended June 30, 1998, by the Company to its Chief Executive Officer and each of the other four most highly compensated executive officers whose total compensation for the 1998 fiscal year exceeded $100,000 (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                        ANNUAL        LONG-TERM
                                    COMPENSATION(1)  COMPENSATION
                                   ----------------- ------------
                                                      SECURITIES
                                                      UNDERLYING   ALL OTHER
NAME AND PRINCIPAL POSITION         SALARY   BONUS    OPTIONS(#)  COMPENSATION
---------------------------        -------- -------- ------------ ------------
Paul S. Gass...................... $250,962 $116,875    37,500      $35,367(2)
 President, Chief Executive Offi-
 cer and Chairman
John P. Colton....................  140,538   68,250     7,500       18,237(3)
 Executive Vice President
Kellie D. Jacques.................  100,384   48,750     3,000       12,220(4)
 Chief Financial Officer and
 Senior Vice President
Michael P. Karman.................  114,577   56,065       --        11,962(5)
 Senior Vice President, Sales
Cathy F. Sutton(7)................  109,614   46,250       --        12,982(6)
 Former Senior Vice President,
 Operations

--------
(1) Other compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such benefits constituted less than the lesser of $50,000 or 10% of such executive officer's total annual salary and bonus for such years.
(2) Consists of $11,983 for car allowance, $17,924 for life insurance premiums and $5,460 for 401(k) contributions.
(3) Consists of $9,250 for car allowance, $3,317 for life insurance premiums and $5,670 for 401(k) contributions.
(4) Consists of $6,000 for car allowance, $395 for life insurance premiums and $5,825 for 401(k) contributions.
(5) Consists of $6,000 for car allowance, $420 for life insurance premiums and $5,542 for 401(k) contributions.
(6) Consists of $6,000 for car allowance, $395 for life insurance premiums and $6,587 for 401(k) contributions.
(7) Ms. Sutton resigned from her position and voluntarily terminated her employment with the Company effective July 3, 1998. The Company and Ms. Sutton entered into a severance agreement ("Severance Agreement") pursuant to which the Company will continue to pay Ms. Sutton's annual salary on a bi-weekly basis through July 3, 1999. See "Certain Transactions."

  Option Grants. The following table sets forth each grant of stock options made during the fiscal year ended June 30, 1998, to the Named Executive
Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                       INDIVIDUAL GRANTS                 POTENTIAL REALIZABLE
                         ----------------------------------------------        VALUE AT
                                     PERCENT OF                             ASSUMED ANNUAL
                         NUMBER OF     TOTAL                             RATES OF STOCK PRICE
                         SECURITIES   OPTIONS                           APPRECIATION FOR OPTION
                         UNDERLYING  GRANTED TO  EXERCISE OR                     TERM
                          OPTIONS   EMPLOYEES IN BASE PRICE  EXPIRATION ------------------------
NAME                     GRANTED(1) FISCAL YEAR    ($/SH)       DATE        5%          10%
----                     ---------- ------------ ----------- ---------- ----------- ------------
Paul S. Gass............   37,500      10.48%       $7.89    6/17/2003  $   377,620 $   476,510
John P. Colton..........    7,500       2.10         7.17    6/17/2003       68,632      86,605
Kellie D. Jacques.......    3,000       0.84         7.17    6/17/2003       27,453      34,642

--------
(1) In shares of Common Stock calculated after giving effect to the Recapitalization. With the exception of Mr. Gass, whose option was fully exercisable on the date of grant, each of the options for each of the Named Executive Officers become exercisable as to 25% of the shares of Common Stock underlying such options on each anniversary of date of grant, with such options becoming fully exercisable on the fourth anniversary of the date of grant.

  Option Values. The following table sets forth the number and value of shares of Common Stock underlying unexercised options as of June 30, 1998, for each of the Named Executive Officers. There were no stock options exercised by any such officer during that fiscal year:

                         FISCAL YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                    UNDERLYING               IN-THE-MONEY
                                UNEXERCISED OPTIONS        OPTIONS AT FISCAL
                               AT FISCAL YEAR-END(1)          YEAR-END(2)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Paul S. Gass................   90,000       37,500        $            $
John P. Colton..............   28,500       27,000
Kellie D. Jacques...........   19,500       13,500
Michael P. Karman...........   18,000       12,000
Cathy F. Sutton(3)..........   18,000       12,000

--------
(1) In shares of Common Stock calculated after giving effect to the Recapitalization.
(2) There was no public trading market for the Common Stock as of June 30,
    1998. These values were calculated based on a value of $     per share,
    the assumed initial public offering price, minus the per share exercise price, multiplied by the number of shares underlying the option.
(3) Ms. Sutton terminated her employment with the Company effective July 3, 1998 at which time she exercised options to purchase 18,000 shares of Common Stock constituting all of her exercisable options. The remainder of her options (12,000 shares) were terminated pursuant to the terms of her Severance Agreement and the 1995 Plan. See "Certain Transactions."

STOCK OPTION, INCENTIVE AND BENEFIT PLANS

  1995 Stock Option Plan. In January 1995, the Company adopted the 1995 Plan to provide an additional incentive to directors, employees and consultants through the award of options to purchase Common Stock. Upon the closing of the Offering, 1,100,000 shares of Common Stock will be reserved for issuance under the 1995 Plan (900,000 at June 30, 1998). As of June 30, 1998, options to purchase 805,125 shares of Common Stock had been granted under the 1995 Plan. The 1995 Plan is administered by the Stock Option Committee of the Board of Directors. Under the 1995 Plan, the Company may grant both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, (the "Code") and options that are not qualified as incentive stock options ("non-qualified stock options"). Non-qualified stock options may be granted to directors, employees, consultants and vendors of the Company and its subsidiaries. The exercise price of non-qualified stock options will be determined by the Board of Directors or a committee thereof and will not be less than the fair market value of the Common Stock on the date the options are granted. Incentive stock options may be granted only to individuals who are employees of the Company or a subsidiary on the date of grant. The exercise price of incentive stock options must be at least equal to 100% of the fair market value of the Common Stock on the date of grant. Subject to the terms of the 1995 Plan, the Stock Option Committee is authorized to select the recipients of options and determine the number of shares that may be issued under each option. The 1995 Plan provides that the total number of shares covered by the plan, the maximum number of shares which may be the subject of options awarded to any one individual in a calendar year, the number of shares covered by each option, and the exercise price per share under each option will be proportionately adjusted in the event of a stock split, reverse stock split, stock dividend, or similar capital adjustment effected without receipt of consideration by the Company.

  Employee Stock Ownership Plan. In November 1997, the Company's Board of Directors authorized the establishment of an Employee Stock Ownership Plan (the "ESOP"), for the benefit of employees. The purpose of the ESOP is to encourage broad-based ownership of the Company by its employees and, as a result, to provide an incentive for employees at all levels to contribute to the profitability and success of the Company. The ESOP will enable the Company to offer a means for employees to own Common Stock, without requiring them to invest their personal savings. To date, the Company has made no contributions to the ESOP.

  The assets of the ESOP will be held in a trust whose trustee will be appointed by the Board of Directors. The ESOP will be administered by a committee, all of whose members, except for one, shall be appointed by the Board of Directors. The member of the committee not appointed by the Board of Directors will be elected by the participants according to rules specified by the Board of Directors. The Company may make deductible contributions to the ESOP, which contributions will be invested primarily in the Common Stock. The form of the contributions, at the Company's discretion, will be either Common Stock, cash to purchase Common Stock, a combination of Common Stock and cash, or a leveraged transaction (wherein the ESOP will borrow from a bank, with the Company's guaranty, purchase Common Stock with loan proceeds, and repay the debt through periodic deductible contributions by the Company to the ESOP).

  The maximum contribution that the Company may make is the lower of (i) 15% of the total Compensation paid to all ESOP participants or (ii) the lower of the aggregate of (A) $30,000 per participant or (B) 25% of each participant's compensation. Assuming that aggregate participant compensation will be the limiting factor, if all employees are participants, the annual contribution maximum would be less than $1.25 million. The Company has not determined the form or amount of its future contributions, if any.

  Accounts will be subject to vesting over time. The ESOP provides that, unless the participant otherwise elects, payment of benefits will begin not later than 60 days after the latest of the close of the plan year in which the participant (i) attains age 65 or, if earlier, normal retirement age under the ESOP, (ii) celebrates his or her tenth anniversary of participation in the ESOP, or (iii) terminates his or her service with the Company. At the discretion of the Board, the benefits will be payable to a participant either in a lump sum, or in equal annual installments over a period generally not to exceed five years.

  Shares of Common Stock in the trust shall be voted by the trustee as directed by each participant with respect to his or her shares of Common Stock then allocated to his or her Common Stock account. Any allocated Common Stock with respect to which voting instructions are not received from participants shall be voted in the same proportion as those shares for which directions are received from participants (and beneficiaries).

  The ESOP provides that a participant who is entitled to receive a distribution may demand that benefits be distributed in the form of Common Stock. A participant also has the right to require the Company (not the ESOP) to repurchase for cash under a fair valuation formula the Common Stock distributable to such employee.

  The Company will receive an income tax deduction equal to the contribution to the ESOP in the Company's tax year for which the contribution is made. Generally, an employee/participant will not pay income taxes on vested accounts in the ESOP until the date he or she receives a distribution of the Common Stock from the account and the date on which he or she sells such Common Stock.

  Annual and Long-term Incentive Plans. The Company maintains an annual incentive plan which provides for cash compensation to employees of the Company on a quarterly basis based on performance objectives of the individual employee and on an annual basis based on the attainment of the Company's pre-tax profit objectives for that year. The Company also maintains a long-term incentive plan, which provides for additional cash compensation to long-term employees of the Company based upon the Company's attainment of pre-tax profit objectives. Under the long-term incentive plan, profit objectives are measured and reviewed over three-year periods, commencing in each of fiscal years 1997, 1998 and 1999 of the Company.

  401(k) Plan. The Company maintains a 401(k) savings and retirement plan (the "401(k) Plan") which covers substantially all employees of the Company. The 401(k) Plan allows participants to agree to certain salary deferrals which the Company allocates to the participants' plan account. These amounts may not exceed statutorily mandated annual limits set forth in the Code. During the Company's most recent fiscal year, the Company matched employee contributions to the 401(k) Plan with fifty cents for each dollar, up to a maximum Company contribution of six percent of the employee's gross salary contributed to the plan per calendar year.

EMPLOYMENT AGREEMENTS

  The Company has entered into an employment agreement with Paul S. Gass,
dated     , 1998, pursuant to which Mr. Gass serves as Chief Executive Officer for a five-year term commencing on the closing of this Offering. Mr. Gass's employment agreement also contains non-competition and confidentiality provisions and a minimum base salary of $300,000 throughout the term thereof, together with incentive bonuses equal to 60% of his base salary for each fiscal year, subject to adjustment based on Company performance and approval of the Compensation Committee of the Company's Board of Directors. The Company's employment agreement with Mr. Gass provides him with the option to terminate his employment with the Company upon an acquisition or other change of control of the Company. Upon such termination or a termination of Mr. Gass's employment without cause, the Company must pay Mr. Gass the greater of
(i) an amount equal to his base salary plus cash bonuses due over the remaining term of his employment agreement, or (ii) an amount equal to his annual base salary plus any cash bonuses due over a two-year period. Such agreement also grants to Mr. Gass fully vested five-year options to purchase an aggregate of 37,500 shares of Common Stock at an option price of 110% of the initial public offering price of the Common Stock offered pursuant to this Prospectus.

  The Company also has entered into employment agreements with each of its other Named Executive Officers, executive officers, senior managers and certain other employees of the Company. The employment agreement with Cathy F. Sutton was terminated pursuant to her Severance Agreement. See "Certain Transactions." Each such employment agreement contains substantially similar terms and conditions, which include provisions for (i) a two-year term; (ii) annual base salary and bonuses; (iii) benefits in accordance with

Company policies including medical, life and disability insurance and other fringe benefits; (iv) covenants by the employee of non-disclosure of confidential information of the Company; (v) covenants by the employee not to compete with the Company; and (vi) a severance payment equal to the employee's annual base salary plus any accrued but unpaid bonuses over a period of one year after the date of such employee's termination, if such termination was without cause.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Kevin J. McGinty, a Director and member of the Compensation Committee, is a managing director of the sole general partner of Primus Venture Partners, Inc., the sole general partner of Primus Venture Partners III Limited Partnership, the sole general partner of Primus Capital Fund III Limited Partnership ("Primus"). In addition, James H. Fordyce, who is also a Director and a member of the Compensation Committee, is a general partner of Whitney Subordinated Debt Fund, L.P. ("Whitney"). Primus and Whitney are investors in the Company and have engaged in certain transactions with the Company as described under "Certain Transactions."

                             CERTAIN TRANSACTIONS

  On October 18, 1995, the Company received a loan from Paul Gass under a demand note issued in the principal amount of $250,000. The interest rate on the demand note was equal to the Prime Rate as published in The Wall Street Journal, plus 1.25% per annum on the basis of a 360-day year, payable on a quarterly basis commencing on December 30, 1995. On November 2, 1995 this loan was repaid.

  During the fiscal year ended June 30, 1996, the Company issued and sold an aggregate of 486,000 shares of Common Stock at $4.17 per share and warrants to purchase an aggregate of 48,600 shares of Common Stock at $4.58 per share, to Messrs. Bannick, Colton, Gass, Karman, McFadden and Mss. Jacques and Sutton and to certain other employees and non-employee investors.

  On February 5, 1996, the Company received a loan in the principal amount of $250,000 from Mr. Gass and a loan in the principal amount of $250,000 from Mr. Colton. Each loan was made pursuant to a demand note with an interest rate of 10% per annum on the basis of a 360-day year, payable on a quarterly basis commencing on March 31, 1996. On March 25, 1996, both of these loans were repaid.

  On May 30, 1996, for an aggregate purchase price of $6.0 million, the Company issued (i) 30,000 shares of Class A Preferred Stock to Primus; (ii) 30,000 shares of Class B Preferred Stock to PNC, (iii) a warrant to purchase 72,000 shares of Common Stock to Primus; and (iv) a warrant to purchase 72,000 shares of Non-Voting Common Stock to PNC. In connection with the Recapitalization, the Class A Preferred Stock will be converted into 720,000 shares of Common Stock and the Class B Preferred Stock will be converted into 720,000 shares of Non-Voting Common Stock. In connection with the issuance and sale of the Class A Preferred Stock and Class B Preferred Stock to Primus and PNC, the Company granted Primus and PNC certain rights to put such shares back to the Company. Such put rights will be eliminated as part of the Recapitalization.

  On May 30, 1996, the Company and certain of its executive officers also entered into a stockholders agreement (the "Stockholders Agreement") with Primus and PNC and the Company entered into a registration rights agreement (the "Registration Rights Agreement") with Primus and PNC. The Stockholders Agreement and the Registration Rights Agreement were subsequently amended on February 28, 1997, to include Whitney as a party. All of the current members of the Company's Board of Directors were elected pursuant to the terms of the Stockholders Agreement, which provided for the election of three designees of management, one designee of Primus, one designee of Whitney and two designees mutually acceptable to management, Primus and Whitney. The Stockholders Agreement will be terminated upon the closing of this Offering and thereafter future members of the Board of Directors will be elected in accordance with the Company's Articles of Organization. The Registration Rights Agreement will remain in place and provides Primus, PNC and Whitney with certain registration rights. See "Shares Eligible for Future Sale--Registration Rights."

  On February 28, 1997, the Company issued to Whitney the Subordinated Note in the principal amount of $15.0 million which bears an interest rate of 10.101% per annum, a vested warrant exercisable for 354,114 shares of Common Stock and a vesting warrant exercisable for 160,962 shares of Common Stock. The Registration Rights Agreement includes the shares exercisable under the warrants issued to Whitney. The Registration Rights Agreement will remain in place after the Offering and 354,114 shares of Common Stock issuable under the vested warrant will be registrable under it. A portion of the proceeds received by the Company from this Offering will be used to repay the principal and interest on the Subordinated Note. In connection with the payment of the Subordinated Note at the closing of the Offering, the vesting warrant exercisable for 160,962 shares of Common Stock will be terminated. See "Use of Proceeds" and "Recapitalization."

  In connection with the issuance of the Subordinated Note, the Company entered into a put and call agreement (the "Put and Call Agreement") with Whitney under which, upon the occurrence of certain events including an event requiring mandatory prepayment of the Subordinated Note, Whitney has the right to put its warrants (subject to certain limitations) back to the Company. Although the vested warrant will remain outstanding following the closing of this Offering, the vesting warrant and the Put and Call Agreement will terminate upon the closing of this Offering in connection with the Recapitalization.

  Since November 1, 1997, the Company has issued and sold (i) an aggregate of 131,250 shares of Common Stock to certain employees of the Company, including Mr. Bannick, Mr. Catterson, Mr. Colton, Mr. Cross, Mr. Gass and Mr. McFadden, at a purchase price of $6.67 per share; (ii) 32,010 and 20,817 shares of Common Stock to Primus and Whitney, respectively, at a purchase price of $6.67 per share; and (iii) 32,010 shares of Non-Voting Common Stock to PNC at a purchase price of $6.67 per share. The shares were issued to Primus, PNC and Whitney pursuant to their exercise of preemptive rights.

  On May 28, 1998, for an aggregate purchase price of $7.5 million, the Company issued (i) 37,500 shares of Class C Preferred Stock to Primus; and
(ii) 37,500 shares of Class D Preferred Stock to PNC. In connection with the Recapitalization, the Class C Preferred Stock will be converted into 523,500 shares of Common Stock and the Class D Preferred Stock will be converted into 523,500 shares of Non-Voting Common Stock.

  During the years ended June 30, 1995 and 1996, and in November 1997, the Company made loans to Messrs. Bannick, Catterson, Colton, Cross, Gass, Karman, McFadden and Mss. Jacques and Sutton and other employees of the Company on a non-recourse basis to fund their purchase of Common Stock. Such loans originally bore an interest rate of 8% per annum until April 1998, when the interest rate was reduced to 6%. The outstanding aggregate indebtedness to the Company under such loans as of June 30, 1996, 1997 and 1998, was $496,000, $489,000 and $1,274,000, respectively. In addition, during the years ended June 30, 1995 and 1996, Mr. Gass made loans to Mr. McFadden and Mss. Jacques and Sutton to fund a portion of their purchase of Common Stock from him on a non-recourse basis. The loans from Mr. Gass to Mss. Jacques and Sutton bear interest at the prime interest rate charged by BankBoston, while the loan to Mr. McFadden bears interest at 8.75% per annum. The aggregate indebtedness to Mr. Gass under such loans as of June 30, 1996, 1997 and 1998 was approximately $42,000, $50,000 and $42,500, respectively. As part of this Offering, the Company is registering a sufficient number of shares of each such employee's Common Stock so that such employee may sell the number of shares necessary to realize net after tax proceeds sufficient to allow such employee to pay in full the outstanding principal and interest on such employee's loan.

  The Company also has entered into an agreement with each of Primus, PNC, Whitney and certain other stockholders of the Company, pursuant to which the parties have agreed to, among other things, the terms of the Recapitalization and the termination or amendment of certain of the foregoing agreements among such parties and the Company. See "Recapitalization."

  As of July 3, 1998, Ms. Sutton resigned from her position as Senior Vice President, Operations. Pursuant to the terms of Ms. Sutton's Severance Agreement, the Company agreed to: (i) purchase 36,000 shares of Common Stock from Ms. Sutton for a purchase price of $5.00 per share; (ii) pay Ms. Sutton a severance payment equal to her annual base salary of $100,000, payable over the one year period ending on July 3, 1999 (the "Severance

Period"); (iii) provide her with health and dental insurance coverage during the Severance Period; and (iv) permit her to continue participating in the Company's 401(k) Plan during the Severance Period (but with no matching contribution by the Company). The Company also agreed to reimburse Ms. Sutton for up to $10,000 in out-of-pocket expenses incurred in connection with her search for new employment and for reasonable attorney's fees incurred in connection with the negotiation of the Severance Agreement. Amounts payable to Ms. Sutton by the Company were first applied to pay in full loans from the Company and Mr. Gass incurred to fund Ms. Sutton's purchase of Common Stock. Ms. Sutton also received 18,000 shares of Common Stock pursuant to the exercise of vested options upon payment of $32,070. Ms. Sutton's remaining unvested options to purchase 12,000 shares of Common Stock were terminated upon termination of her employment with the Company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's capital stock as of August 31, 1998, (as adjusted to reflect the Recapitalization) by: (i) each person known by the Company to beneficially own 5% or more of the Company's outstanding capital stock; (ii) each director of the Company; (iii) each of the Named Executive Officers of the Company; (iv) all directors, executive officers and their affiliates as a group; and (v) each Selling Stockholder.

                          SHARES OF COMMON STOCK            SHARES OF COMMON STOCK
                              AND NON-VOTING        SHARES      AND NON-VOTING
                            COMMON STOCK OWNED       BEING    COMMON STOCK OWNED
                          BEFORE THE OFFERING(1)    OFFERED  AFTER THE OFFERING(1)
                          ------------------------  ------- -------------------------
                           NUMBER OF                         NUMBER OF
NAME OF BENEFICIAL OWNER     SHARES      PERCENT               SHARES       PERCENT
------------------------  ------------- ----------          -------------- ----------
Paul S. Gass(2).........      1,161,264      21.53%
John P. Colton(3).......        212,406       4.00
Kellie D. Jacques(4)....         53,700       1.01
Michael P. Karman(5)....         67,200       1.27
Cathy F. Sutton(6)......         25,200          *     --           25,200
James H.
 Fordyce(7)(13).........        377,181       6.69     --          377,181
James D. Gerson(8)......         86,958       1.64     --           86,958
Sandra T. King(9).......         13,500          *     --           13,500
Kevin J.
 McGinty(10)(11)........      1,349,760      25.18     --        1,349,760
Primus Capital Fund III
 Limited                      1,347,510      25.15     --        1,347,510
 Partnership(11)........
 5900 Lanbrook Drive
 Suite 200
 Cleveland, OH 44124
PNC Venture Corp.(12)...      1,347,510      25.15     --        1,347,510
 c/o PNC Equity
 Management Corp.
 One PNC Plaza
 19th Floor
 249 Fifth Avenue
 Pittsburgh, PA 15222
J.H. Whitney
 Subordinated                   374,931       6.65     --          374,931
 Debt Fund, L.P.(13)....
 177 Broad Street
 15th Floor
 Stamford, CT 06901
All directors and
 executive officers as a
 group (13 persons
 )(14)..................      3,459,852      57.84     --
Babson College..........         75,000       1.42  75,000               0      *
 Babson Park, MA 02157
Chabad Center of                 10,100      *      10,100               0      *
 Natick.................
 159 Boden Lane
 Natick, MA 01760
Merkos Chabad Lubavitch,         32,200      *      32,200               0      *
 Inc. ..................
 2411 E. Elm Street
 Tucson, AZ 85719
Aish Hatora Inc. .......          9,000      *       9,000               0      *
 1318 Beacon Street
 Brookline, MA 02446

--------
  * Denotes ownership of less than 1% of the Company's outstanding Common
    Stock.
 (1) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.
 (2) Includes 105,000 shares of Common Stock subject to options exercisable within 60 days after August 31, 1998, and 2,400 shares subject to warrants exercisable within 60 days after August 31, 1998. Mr. Gass' address is c/o BankVest Capital Corp., 200 Nickerson Road, Marlboro, MA 01752.
 (3) Includes 28,500 shares of Common Stock subject to options exercisable within 60 days after August 31, and 2,400 shares subject to warrants. Mr. Colton's address is c/o BankVest Capital Corp., 200 Nickerson Road, Marlboro, MA 01752.
 (4) Includes 19,500 shares of Common Stock subject to options and 1,200 shares subject to warrants exercisable within 60 days after August 31, 1998. Ms. Jacques address is c/o BankVest Capital Corp., 200 Nickerson Road, Marlboro, MA 01752.
 (5) Includes 18,000 shares of Common Stock subject to options exercisable within 60 days after August 31, 1998, and 1,200 shares subject to warrants exercisable within 60 days after August 31, 1998. Mr. Karman's address is c/o BankVest Capital Corp., 200 Nickerson Road, Marlboro, MA 01752.
 (6) Includes 1,200 shares subject to warrants exercisable within 60 days after August 31, 1998. Ms. Sutton's address is 216 Main Street, Medway, MA 02053.
 (7) Mr. Fordyce, a Director of the Company, is a general partner of Whitney. The listed number of shares includes 20,817 shares of Common Stock, and 354,114 shares of Common Stock subject to warrants beneficially owned by Whitney, as to which Mr. Fordyce disclaims beneficial ownership except to the extent of his pecuniary interest therein. Also includes 2,250 shares of Common Stock subject to options exercisable within 60 days of August 31, 1998. Mr. Fordyce's address is c/o Whitney & Co., 177 Broad Street, 15th Floor, Stamford, CT 06901.
 (8) Includes 4,500 shares of Common Stock subject to options exercisable within 60 days after August 31, 1998, and 3,600 shares subject to warrants exercisable within 60 days after August 31, 1998. Also includes 42,858 shares of Common Stock owned by or on behalf of Mr. Gerson's minor children, as to all of which Mr. Gerson disclaims beneficial ownership. Mr Gerson's address is c/o Hudson Capital Advisors, Inc., 780 3rd Avenue, 11th Floor, New York, NY 10017.
(9) Includes 13,500 shares of Common Stock subject to options exercisable within 60 days after August 31, 1998. Ms. King's address is c/o BankVest Capital Corp., 200 Nickerson Road, Marlboro, MA 01752.
(10) Includes 2,250 shares of Common Stock subject to options exercisable within 60 days after August 31, 1998. The listed number of shares also includes 1,347,510 shares of Common Stock beneficially owned by Primus, including 72,000 shares subject to warrants exercisable within 60 days after August 31, 1998. Mr. McGinty, a Director of the Company, is a managing director of Primus Venture Partners, Inc., the sole general partner of Primus Venture Partners III Limited Partnership, which is the sole general partner of Primus. Mr. McGinty shares voting and investment power with respect to the shares of the Company's stock held by Primus with five other executive officers of Primus Venture Partners, Inc. Mr. McGinty disclaims beneficial ownership of the shares held by Primus, except to the extent of his pecuniary interest therein. Mr. McGinty's address is c/o Primus Ventures Partners, Inc., 5900 Lanbrook Drive, Suite 200, Cleveland, OH 44124.
(11) Includes 72,000 shares of Common Stock subject to warrants exercisable within 60 days after August 31, 1998.

(12) PNC holds shares of Non-Voting Common Stock of the Company, which shares are not being registered for sale in this Offering. Such shares of Non-Voting Common Stock are identical to shares of Common Stock except that they do not carry voting rights. Includes 72,000 shares of Non-Voting Common Stock subject to warrants exercisable within 60 days after August 31, 1998.
(13) Includes 354,114 shares subject to warrants exercisable within 60 days after August 31, 1998.
(14) Includes 656,115 shares that may be acquired within 60 days after August 31, 1998, upon exercise of outstanding stock options and warrants.

                         DESCRIPTION OF CAPITAL STOCK

  After giving effect to the Recapitalization, as of the date of this Prospectus the Company's authorized capital stock consists of 25,000,000 shares of Common Stock, par value $1.00, and 2,000,000 shares of Non-Voting Common Stock, par value $1.00.

  Common Stock and Non-Voting Common Stock. As of August 31, 1998, 4,027,719 shares of Common Stock were issued and outstanding and held of record by 72 persons and 1,275,510 shares of Non-Voting Common Stock were issued and outstanding and held of record by one person. Upon completion of the Offering,
    shares of Common Stock and     shares of Non-Voting Common Stock will be
outstanding, excluding     shares of Common Stock issuable upon exercise of
options granted under the 1995 Plan, as amended, 634,476 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock, and 72,000 shares of Non-Voting Common Stock issuable upon exercise of warrants to purchase Non-Voting Common Stock.

  The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of holders of Common Stock. The Common Stock does not have cumulative voting rights. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation. The Company has never paid cash dividends on its Common Stock. See "Dividends." The shares of Common Stock have no preemptive rights or redemption rights. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon issuance and sale will be, duly authorized, validly issued, fully-paid and nonassessable.

  The holders of Non-Voting Common Stock are entitled to all of the rights of holders of Common Stock, except for the right to vote. Non-Voting Common Stock is convertible upon the occurrence of certain conversion events into an equal number of shares of Common Stock. The shares of Non-Voting Common Stock have no preemptive rights or redemption rights. The outstanding shares of Non-Voting Common Stock are duly authorized, validly issued, fully-paid and nonassessable.

CERTAIN ANTI-TAKEOVER PROVISIONS

  Charter Provisions. The Company's Articles of Organization and Bylaws contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including providing for a Board of Directors with staggered three-year terms, requiring super-majority voting to effect certain amendments to the Articles of Organization and Bylaws or to approve certain business combinations, limiting the persons who may call special stockholders' meetings, and establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings.

  The Articles of Organization also require that, unless the Board of Directors previously has approved certain transactions in the nature of an acquisition, the vote of two-thirds of all shares of stock must approve a sale of all or substantially all the assets of the Company or a merger or consolidation.

  Business Combination Statute. The Massachusetts "Business Combination" statute provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of its Board of

Directors (an "interested stockholder"), he or she may not engage in certain transactions with the corporation for a period of three years. There are certain exceptions to this prohibition; for example, if the Board of Directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or if the interested stockholder acquires 90% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or if the transaction is approved by the Board of Directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder, the prohibition does not apply.

  The Company is subject to the Massachusetts Business Combination statute unless it elects not to be governed by the statute in its Articles of Organization or Bylaws. The Company has not made, and does not currently intend to make, such an election.

  Control Share Acquisition Statute. The Massachusetts "Control Share Acquisition" statute provides that a person (the "acquirer") who makes a bona fide offer to acquire, or acquires, shares of stock of a corporation that, when combined with shares already owned, would increase the acquirer's ownership to at least 20%, 33 1/3% or a majority of the voting stock of the corporation, must obtain the approval of a majority-in-interest of the shares held by all stockholders, excluding shares held by the acquirer and the officers and inside directors of the corporation, in order to vote the shares acquired. The statute does not require the acquirer to consummate the purchase before the stockholder vote is taken.

  The Company is subject to the Massachusetts Control Share Acquisition statute unless it elects not to be governed by the Statute in its Articles of Organization or Bylaws. The Company has not made, and does not currently intend to make, such an election.

TRANSFER AGENT

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. In addition, several of the Company's principal stockholders and entities affiliated with them hold a significant portion of the Company's outstanding Common Stock, and a decision by one or more of these stockholders to sell their shares could adversely affect the market price of the Common Stock.

  Upon completion of the Offering, the Company will have outstanding
shares of Common Stock (   shares if the Underwriters' over-allotment option
is exercised in full). Of these shares, the    shares of Common Stock offered
hereby (    shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or registration under the Securities Act, except to the extent purchased by affiliates of the Company.

  The remaining     shares of Common Stock outstanding are Restricted Shares
which were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and may not be sold without registration except in compliance with Rule 144 or another exemption
from registration under the Securities Act. Pursuant to Rule 144,      of the
Restricted Shares are eligible for sale without restriction under the
Securities Act on the date of this Prospectus and        will be eligible for
sale subject to the conditions set forth in Rule 144, 90 days after the date
of this Prospectus. However,     of the foregoing Restricted Shares are
subject to lock-up agreements and will not be eligible for sale until 180 days
after the date of this Prospectus. At such time,      of the Restricted Shares
will be eligible for sale subject to Rule 144. See "--Lock-up Agreements."

  Following the date of this Prospectus, the Company intends to register for sale approximately 1,100,000 shares of Common Stock issuable under the 1995 Plan. Of these shares, 793,500 are subject to outstanding options as of August 31, 1998, all of which are subject to lock-up agreements. Upon the expiration of such lock-up agreements, options exercisable for approximately 339,075 shares of Common Stock will be exercisable. Shares issued to persons who are not affiliates upon exercise of such options after the effective date of such registration and the expiration of the lock-up agreements will be tradeable without restriction under the Securities Act.

  The Company has also reserved 1,821,024 shares of Common Stock for issuance upon the exercise of warrants and the conversion of shares of Non-Voting Common Stock. Although such warrants and shares of Non-Voting Common Stock are currently exercisable or convertible, the shares of Common Stock issuable thereunder are subject to lock-up agreements. In the event the warrants are exercised or the shares of Non-Voting Common Stock are converted during the period ending 180 days after the date of this Prospectus, the shares issued upon exercise of such warrants or conversion of such Non-Voting Common Stock will not be eligible for sale until the completion of such period. At such time, such shares will be eligible for sale subject to Rule 144. See "Certain Transactions."

  In general, under Rule 144 as currently in effect, beginning 90 days after the Offering, a non-affiliated person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, would be entitled to sell in brokers' transactions or to market makers within any three month period a number of Restricted Shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately shares, based on the number of shares outstanding after the Offering assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which the notice of sale is filed with the Commission. Such sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and availability of current public information about the Company. Further, a person who is not an affiliate of the Company at any time during the 90 days preceding the sale and who has beneficially owned Restricted Shares for at least two years, would be entitled to sell such Restricted Shares under Rule 144(k) without regard to the availability of current public information, volume limitations, manner of sale provisions or notice requirements.

  Restricted Shares held by affiliates of the Company eligible for sale in the public market under Rule 144 are subject to the foregoing volume limitations and other restrictions, regardless of holding period. Affiliates may sell shares not constituting Restricted Shares only in accordance with the foregoing volume limitations and other Rule 144 restrictions.

  Rule 144A provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act for specified resales of restricted securities to certain institutional investors. Rule 144A allows unregistered resales of restricted securities to a qualified institutional buyer, which generally includes an entity acting for its own account or the account of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100.0 million in securities of unaffiliated issuers. Rule 144A does not extend an exemption to the offer or sale of securities that, when issued were of the same class as securities listed on a national securities exchange or quoted in an automated inter-dealer quotation system. Because the Restricted Shares, when they were issued were not of the same class as any listed or quoted securities, all of such securities are eligible for resale under Rule 144A.

  Prior to the Offering, there has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that market sales of Restricted Shares or the availability of such Restricted Shares for sale will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market may have an adverse impact on such market price.

REGISTRATION RIGHTS

  The holders of an aggregate of 3,069,951 shares of Common Stock which are outstanding or which are issuable upon the exercise of outstanding warrants or the conversion of the outstanding shares of Non-Voting Common Stock are entitled to rights with respect to registration of such shares under the Securities Act beginning 180 days after the date of this Prospectus. Holders of Registrable Shares may require the Company to file at its expense up to two registration statements under the Securities Act with respect to their Registrable Shares, subject to certain conditions and limitations. The Company is required to use its best efforts to effect such registration. In addition, if the Company proposes to register any of its securities under the Securities Act (except in the case of a shelf registration on behalf of the Company's employees), holders of Registrable Shares are entitled to notice of such registration and are entitled to include their Registrable Shares in the registration. The rights of such holders are subject to certain conditions and limitations, among them the right of the Company to limit the number of shares to be included in a registration if the underwriters retained in connection with such registration advise the Company that the number of shares requested for registration would adversely affect the marketability of the registration. Furthermore, such holders may require the Company to file an unlimited number of registrations on Form S-3 with respect to such Registrable Shares, subject to certain conditions and limitations. Such holders have waived their right to have shares of Common Stock registered under the Securities Act as part of this Offering.

LOCK-UP AGREEMENTS

  Pursuant to "lock-up agreements" entered into by the Company's directors and
officers and certain other stockholders,     of the Restricted Shares and
2,614,524 shares issuable upon exercise of warrants and options or conversion of the Non-Voting Common Stock are subject to certain resale restrictions in addition to those imposed under Rule 144. For a period of 180 days from the date of this Prospectus, without the prior written consent of Piper Jaffray Inc., each party to a lock-up agreement has agreed not to (i) offer for sale, sell, pledge or otherwise dispose of, or (ii) execute any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, whether any such transaction is settled by delivery of Common Stock or other securities, in cash or otherwise. Gifts to recipients who concurrently deliver to Piper Jaffray Inc. a lock-up agreement and transfers which occur by operation of law will not require consent. Any consent to sale granted by Piper Jaffray Inc., on behalf of the Underwriters, will not, however, affect the resale restrictions under Rule 144. See "Underwriting."

                                 UNDERWRITING

  Subject to the terms of a Purchase Agreement, the Underwriters named below have agreed to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite each Underwriter's name in the table below. The Underwriters are committed to purchase and pay for all such shares, if any are purchased.

                                                                       NUMBER OF
         UNDERWRITER                                                    SHARES
         -----------                                                   ---------
   Piper Jaffray Inc..................................................
   CIBC Oppenheimer Corp. ............................................
   Friedman, Billings, Ramsey & Co., Inc..............................
                                                                         ----
     Total............................................................
                                                                         ====

  The Underwriters have advised the Company and the Selling Stockholders that they propose to offer the shares directly to the public at the Price to Public set forth on the cover page of this Prospectus and to selected dealers at such
price less a concession not in excess of $     per share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $    per
share to certain other brokers and dealers. After the Offering, the initial public offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable within the 30-day period after the date of this Prospectus, under which the
Underwriters may purchase up to an additional     shares of Common Stock from
the Company at the Price to Public less the Underwriting Discount set forth on the cover page of the Prospectus. The Underwriters may exercise the option solely for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as it was obligated to purchase under the Purchase Agreement.

  At the request of the Company, the Underwriters have reserved up to shares of Common Stock to be issued by the Company and offered hereby for sale, at the Price to Public, to directors, officers, employees, business associates and other individuals and entities related to the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject any order for the purchase of shares in whole or in part.

  In connection with the Offering, the Company and certain of its stockholders have agreed that they will not sell any shares of Common Stock other than the shares to be sold in the Offering without the prior consent of Piper Jaffray Inc., acting on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company, the Selling Stockholders and the Underwriters. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, the Company's current financial position and future prospects, the experience of its management, the economics of the equipment leasing industry in general, the general condition of the securities markets and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated public offering price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions and other factors. See "Risk Factors--No Prior Market for Common Stock; Possible Volatility of Stock Price."

  In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company and the Selling Stockholders. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the Common Stock by imposing penalty bids, under which selling concessions allowed to broker-dealers participating in the Offering are reclaimed if shares of Common Stock previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representations are made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Goldstein & Manello, P.C., Boston, Massachusetts. Certain legal matters relating to the Common Stock offered hereby will be passed upon for the Underwriters by Palmer & Dodge LLP, Boston, Massachusetts.

                             CHANGE IN ACCOUNTANTS

  Coopers & Lybrand L.L.P. served as auditor to the Company prior to May 1997, and had audited the Company's consolidated financial statements through the year ended June 30, 1996. Subsequent to June 30, 1996, Coopers & Lybrand L.L.P. advised the Company that it was not deemed to be independent of the Company under the rules of the Commission, due to the fact that a partner of Coopers & Lybrand L.L.P. was a sibling of an executive officer of the Company and, therefore, that it was required to resign as auditor. Accordingly, the Board of Directors of the Company appointed Deloitte & Touche LLP, in May 1997, to reaudit the Company's consolidated financial statements included in this Prospectus. The reports of Coopers & Lybrand L.L.P. on the Company's June 30, 1995 and 1996, consolidated financial statements expressed an unqualified opinion and were not modified as to uncertainty, audit scope or accounting principles. In addition, there were no disagreements between the Company and Coopers & Lybrand L.L.P. on matters of accounting and financial disclosure during the period Coopers & Lybrand L.L.P. served as auditor to the Company.

                                    EXPERTS

  The Consolidated Financial Statements as of June 30, 1997 and 1998, and for each of the three years in the period ended June 30, 1998, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"). This

Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center (13th Floor), New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is "http://www.sec.gov."

  The Company is not currently subject to the informational requirements of the Exchange Act. As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports and other information with the Commission. In addition, the Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm.

                                                                     APPENDIX A

                                   GLOSSARY

  Charge-off means that amount of the net book value of the lease receivables which the Company writes-off against its reserves due to uncertainties of collection.

  Conduit means an entity utilized by a bank or other financial institution to purchase leases from the Company's special purpose subsidiary in a securitization.

  Conduit securitization means a securitization in which the special purpose subsidiary sells lease receivables and the related equipment to a third-party bank conduit which issues commercial paper or other securities backed by payments on the lease receivables and the related equipment.

  Credit enhancement means a written undertaking from a third party to the holder or purchaser of an obligation, which makes the likelihood of collection of the obligation from the actual obligor of a higher probability, therefore affording the obligation a higher rating in the marketplace.

  Credit scoring means that method regularly used by a lessor to determine the credit risk associated with a potential lessee.

  Direct finance lease means, for accounting purposes, a lease in which the collection of the minimum lease payments is reasonably predictable, no significant uncertainties exist relating to unreimbursable costs yet to be incurred by the lessor under the lease and the lease meets one of the following criteria: (i) ownership of the property is transferred to the lessee at the end of the lease term; (ii) the lease contains a bargain purchase option exercisable at the end of the lease term; (iii) the term of the lease is at least equal to 75% of the estimated economic life of the leased equipment; or (iv) the present value of the minimum lease payments is at least equal to 90% of the fair value of the leased equipment at the inception of the lease.

  Equipment residual value means the estimated unguaranteed value of leased equipment at the expiration of the lease term.

  Funding sources means the sources of capital utilized by the Company to fund the origination of leases and operations, including warehouse lines of credit, securitization, sale by assignment and term loans.

  Implicit yield means the rate of return to be received by the Company if all lease payments are made. In a direct finance lease the implicit yield is calculated using the scheduled lease payments, the periods in which the lease payments are to be received, the original equipment cost and the equipment residual value.

  Initial direct costs means the fees, brokerage commissions and other costs directly related to lease originations.

  Interest rate hedge is an interest rate swap agreement used in a securitization to afford the Company's special purpose subsidiary a fixed rate of interest notwithstanding the terms of the documentation between the conduit and the special purpose subsidiary which provide for payment of a variable rate of interest to the conduit.

  Lease delinquency means a lease as to which a payment due thereunder remains unpaid for more than 30 days after its due date.

  Lease origination means the execution of a lease contract and its entry on the books of the Company.

  Lease receivable(s) means the aggregate stream of payments under a lease for a stated period of time.

  Managed receivable(s) means the aggregate lease receivables as to which the Company provides billing and collection services, whether or not the Company actually owns them, including leases sold by assignment or through securitization.

  Net investment in lease contracts means the sum of the minimum future lease receivables, equipment residual values, initial direct costs and retained interest net of unearned lease income and allowance for doubtful accounts.

  Net managed receivables means the net investment in lease contracts, calculated as if the Company had not sold such lease contracts.

  Portfolio means all or a portion of the lease contracts owned or managed by the Company, as the context requires.

  Retained interest means the Company's undivided interest in lease receivables sold or securitized.

  Sale by assignment means a transaction pursuant to which the Company sells lease receivables with or without the Company's rights in the underlying equipment, which sale is with limited recourse to the Company.

  Securitization means a transaction in which lease receivables and the related equipment are sold to a special purpose subsidiary which, in turn, resells them to a conduit, or issues notes, the payments of which are backed by payments on the lease receivables and the related equipment. See conduit securitization and term note securitization.

  Special purpose subsidiary means a wholly-owned subsidiary of the Company which is formed solely for, and whose purposes are limited to, accomplishing particular lease securitizations for the Company, and which is a transferee of leases and related equipment from the Company.

  Term loan means a loan requiring specific installment payments over a specified period, at a fixed rate of interest.

  Term note securitization means a securitization in which the special purpose subsidiary issues medium-term notes, the payments on which are backed by the payments on the lease receivables and the related equipment.

  Warehouse line of credit means a line of credit made available by a financial institution to the Company for a stated period of time, with advances made thereunder based upon the collateral value of leases and related equipment pledged at the time of the advance. It is contemplated that the advances will be repaid within a relatively short period of time using proceeds of a securitization, term loan or sale by assignment.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Independent Auditors' Report............................................. F-2
Consolidated Balance Sheets as of June 30, 1997 and 1998................. F-3
Consolidated Statements of Operations for the Years Ended June 30, 1996,
 1997 and 1998........................................................... F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years
 Ended June 30, 1996, 1997 and 1998...................................... F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 1996,
 1997 and 1998........................................................... F-6
Notes to Consolidated Financial Statements............................... F-7

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
BankVest Capital Corp.:

  We have audited the accompanying consolidated balance sheets of BankVest Capital Corp. and subsidiaries (the "Company") as of June 30, 1997 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of June 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.

Boston, Massachusetts
August 21, 1998 (     , 1998 as to Note 14)

-------------------------------------------------------------------------------

  The foregoing report is in the form that will be signed upon completion of the reclassification of Class A and Class B common stock into Common Stock and Non-Voting Common Stock, respectively, and the 3 for 2 stock split as described in Note 14 of the Notes to Consolidated Financial Statements.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
September 29, 1998

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        JUNE 30,       PRO FORMA
                                                     ----------------  JUNE 30,
                                                      1997     1998      1998
                                                     -------  -------  ---------
                      ASSETS
Cash and cash equivalents..........................  $ 2,533  $ 1,140   $ 1,140
Restricted cash....................................    1,670   16,224    16,224
Net investment in lease contracts..................   43,019   55,541    55,541
Notes receivable...................................      634    4,508     4,508
Due from funding sources...........................    8,192   10,518    10,518
Property and equipment, net........................    1,490    3,140     3,140
Deferred subordinated debt and securitization
 fees..............................................    1,470    1,314     1,314
Inventory and other assets.........................    1,348    3,449     3,449
                                                     -------  -------   -------
    TOTAL ASSETS...................................  $60,356  $95,834   $95,834
                                                     =======  =======   =======
       LIABILITIES AND STOCKHOLDERS' EQUITY
DEBT:
  Revolving credit borrowings......................  $ 7,686  $17,056   $17,056
  Bank notes payable...............................   10,552    6,431     6,431
  Subordinated debt................................   14,918   14,928    14,928
OTHER LIABILITIES:
  Accounts payable.................................   13,361   24,269    24,269
  Accrued expenses.................................    1,396    4,220     5,197
  Due to funding sources...........................    1,279    5,213     5,213
  Other liabilities................................    2,490    6,021     6,021
  Deferred income taxes............................        7      584       584
                                                     -------  -------   -------
    Total liabilities..............................   51,689   78,722    79,699
                                                     -------  -------   -------
COMMITMENTS (Note 7)
PREFERRED STOCK (Liquidation preference of $6,473
 and $14,476 at June 30, 1997 and 1998, respective-
 ly) AND REDEEMABLE COMMON STOCK WARRANTS (Liquida-
 tion preference of $858 and $1,116 at June 30,
 1997 and 1998, respectively)......................    6,188   13,542       126
                                                     -------  -------   -------
STOCKHOLDERS' EQUITY:
  Common stock, $1.00 par value; 15,000,000 shares
   authorized; 2,716,290 and 2,784,219 shares is-
   sued at June 30, 1997 and 1998, respectively;
   2,606,142 and 2,784,219 shares outstanding at
   June 30, 1997 and 1998, respectively (pro forma
   25,000,000 shares authorized and 4,027,719
   shares issued and outstanding)..................    2,716    2,784     4,028
  Non-Voting common stock, $1.00 par value; 792,000
   shares authorized;
   0 and 32,010 shares issued and outstanding at
   June 30, 1997 and 1998, respectively (pro forma
   2,000,000 shares authorized and 1,275,510 shares
   issued and outstanding).........................      --        32     1,275
  Additional paid-in capital.......................      886    2,097    12,049
  Accumulated deficit..............................     (488)     (69)      (69)
  Notes receivable from officers and employees.....     (489)  (1,274)   (1,274)
  Treasury stock, at cost (110,148 and 0 shares at
   June 30, 1997 and 1998, respectively)...........     (146)     --        --
                                                     -------  -------   -------
    Total stockholders' equity.....................    2,479    3,570    16,009
                                                     -------  -------   -------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.....  $60,356  $95,834   $95,834
                                                     =======  =======   =======

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  YEARS ENDED JUNE 30,
                                            ----------------------------------
                                               1996        1997        1998
                                            ----------  ----------  ----------
REVENUES:
  Earned income on lease contracts........  $    1,251  $    3,556  $    5,217
  Net gain from lease contract sales......       1,228       4,681      13,812
  Servicing fees and late charges.........          51         435       1,885
  Other income............................         124         383       1,537
                                            ----------  ----------  ----------
    Total revenues........................       2,654       9,055      22,451
                                            ----------  ----------  ----------
OPERATING AND OTHER EXPENSES:
  Selling, general and administrative.....       1,550       4,550      11,123
  Provision for credit losses and recourse
   on sales of leases.....................         528       2,529       5,902
  Interest................................         551       1,541       3,384
                                            ----------  ----------  ----------
    Total operating and other expenses....       2,629       8,620      20,409
                                            ----------  ----------  ----------
INCOME BEFORE INCOME TAX PROVISION........          25         435       2,042
INCOME TAX PROVISION......................         --           35       1,015
                                            ----------  ----------  ----------
NET INCOME................................          25         400       1,027
ACCUMULATED PREFERRED STOCK DIVIDENDS AND
 ACCRETION................................         (43)       (529)       (608)
                                            ----------  ----------  ----------
NET INCOME (LOSS) AVAILABLE FOR COMMON
 STOCKHOLDERS.............................  $      (18) $     (129) $      419
                                            ==========  ==========  ==========
BASIC NET INCOME (LOSS) PER COMMON SHARE..  $    (0.01) $    (0.05) $     0.15
                                            ==========  ==========  ==========
DILUTED NET INCOME (LOSS) PER COMMON
 SHARE....................................  $    (0.01) $    (0.05) $     0.13
                                            ==========  ==========  ==========
SHARES USED TO COMPUTE BASIC NET INCOME
 (LOSS) PER COMMON SHARE..................   2,227,191   2,607,113   2,729,693
                                            ==========  ==========  ==========
SHARES USED TO COMPUTE DILUTED NET INCOME
 (LOSS) PER COMMON SHARE..................   2,227,191   2,607,113   3,171,728
                                            ==========  ==========  ==========
PRO FORMA NET INCOME AVAILABLE FOR COMMON
 STOCKHOLDERS.............................                          $    1,027
                                                                    ==========
PRO FORMA BASIC NET INCOME PER COMMON
 SHARE....................................                          $     0.19
                                                                    ==========
PRO FORMA DILUTED NET INCOME PER COMMON
 SHARE....................................                          $     0.18
                                                                    ==========
PRO FORMA SHARES USED TO COMPUTE BASIC NET
 INCOME PER COMMON SHARE..................                           5,331,640
                                                                    ==========
PRO FORMA SHARES USED TO COMPUTE DILUTED
 NET INCOME PER COMMON SHARE..............                           5,773,675
                                                                    ==========

                See notes to consolidated financial statements.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                            (DOLLARS IN THOUSANDS)

                                             NON-VOTING                              NOTES
                           COMMON STOCK     COMMON STOCK  ADDITIONAL              RECEIVABLE   TREASURY STOCK
                         -----------------  -------------  PAID-IN   ACCUMULATED FROM OFFICERS ---------------
                          SHARES    AMOUNT  SHARES AMOUNT  CAPITAL     DEFICIT   AND EMPLOYEES  SHARES   COST   TOTAL
                         ---------  ------  ------ ------ ---------- ----------- ------------- --------  -----  ------
BALANCE AT JULY 1,
1995.................... 2,230,290  $2,230     --   $--     $ (528)    $ (341)      $   (58)    (92,148) $(107) $1,196
 Net income.............       --      --      --    --        --          25           --          --     --       25
 Issuance of common
 stock, net of related
 issuance costs of $87..   486,000     486     --    --      1,371        --           (450)        --     --    1,407
 Issuance of common
 stock warrants.........       --      --      --    --         20        --            --          --     --       20
 Interest and principal
 on notes receivable....       --      --      --    --          6        --             (2)        --     --        4
 Purchase of treasury
 stock..................       --      --      --    --        --         --             14     (12,000)   (14)    --
 Accretion of preferred
 stock offering costs...       --      --      --    --        --          (8)          --          --     --       (8)
 Accumulated preferred
 stock dividends........       --      --      --    --        --         (36)          --          --     --      (36)
                         ---------  ------  ------  ----    ------     ------       -------    --------  -----  ------
BALANCE AT JUNE 30,
1996.................... 2,716,290   2,716     --    --        869       (360)         (496)   (104,148)  (121)  2,608
 Net income.............       --      --      --    --        --         400           --          --     --      400
 Interest and principal
 on notes receivable....       --      --      --    --         17        --            (15)        --     --        2
 Purchase of treasury
 stock..................       --      --      --    --        --         --             22      (6,000)   (25)     (3)
 Accretion of preferred
 stock offering costs...       --      --      --    --        --         (91)          --          --     --      (91)
 Accumulated preferred
 stock dividends........       --      --      --    --        --        (437)          --          --     --     (437)
                         ---------  ------  ------  ----    ------     ------       -------    --------  -----  ------
BALANCE AT JUNE 30,
1997.................... 2,716,290   2,716     --    --        886       (488)         (489)   (110,148)  (146)  2,479
 Net income.............       --      --      --    --        --       1,027           --          --     --    1,027
 Issuance of common
 stock, net of related
 issuance costs of $27..   184,077     184  32,010    32     1,198        --           (788)        --     --      626
 Interest and principal
 on notes receivable....       --      --      --    --         68        --            (19)        --     --       49
 Purchase of treasury
 stock..................       --      --      --    --        --         --             22      (6,000)   (25)     (3)
 Retirement of treasury
 stock..................  (116,148)   (116)    --    --        (55)       --            --      116,148    171     --
 Accretion of preferred
 stock offering costs...       --      --      --    --        --        (105)          --          --     --     (105)
 Accumulated preferred
 stock dividends........       --      --      --    --        --        (503)          --          --     --     (503)
                         ---------  ------  ------  ----    ------     ------       -------    --------  -----  ------
BALANCE AT JUNE 30,
1998.................... 2,784,219  $2,784  32,010  $ 32    $2,097     $  (69)      $(1,274)        --   $ --   $3,570
                         =========  ======  ======  ====    ======     ======       =======    ========  =====  ======

                See notes to consolidated financial statements.

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     YEARS ENDED JUNE 30,
                                                  -----------------------------
                                                    1996      1997      1998
                                                  --------  --------  ---------
Cash flows from operating activities:
 Net income.....................................  $     25  $    400  $   1,027
 Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
 Depreciation and amortization..................       220       285      1,148
 Amortization of initial direct costs...........       --        --         514
 Provision for credit losses and recourse on
  sales of leases...............................       528     2,529      5,902
 Net gain from lease contract sales.............    (1,228)   (4,681)   (13,375)
 Accounts payable interest and other............       --        --         336
 Changes in assets and liabilities:
 Restricted cash--servicing.....................       --     (1,670)    (2,301)
 Other assets...................................      (173)     (997)    (1,025)
 Accrued expenses...............................       846       470      2,824
 Due to funding sources.........................       --        --       3,934
 Other liabilities..............................       562     1,535      2,673
 Deferred income taxes..........................       --          7        577
                                                  --------  --------  ---------
   Net cash provided by (used in) operating ac-
    tivities....................................       780    (2,122)     2,234
                                                  --------  --------  ---------
Cash flows from investing activities:
 Acquisitions of equipment for lease............   (32,198)  (90,778)  (196,113)
 Proceeds from sales of lease receivables.......    21,569    58,640    176,581
 Collections on lease finance receivables, net
  of amounts included in income.................     6,263     9,975     28,662
 Restricted cash--escrow........................       --        --     (12,253)
 Deferred initial direct costs..................    (1,235)   (3,371)    (7,225)
 Acquisitions of property and equipment.........      (817)     (772)    (2,114)
 Increase in notes receivable, net..............      (133)     (160)    (3,874)
                                                  --------  --------  ---------
   Net cash used in investing activities........    (6,551)  (26,466)   (16,336)
                                                  --------  --------  ---------
Cash flows from financing activities:
 Proceeds from borrowings, other than subordi-
  nated debt....................................    12,047    92,645    153,004
 Repayment of borrowings, other than subordi-
  nated debt....................................   (11,536)  (78,010)  (147,741)
 Proceeds from issuance of subordinated debt,
  net...........................................       --     13,900        --
 Proceeds from issuance of preferred stock,
  net...........................................     5,550       --       6,706
 Proceeds from issuance of common stock, net....     1,407       --         626
 Interest on employee loans.....................       --        --         102
 Officer and stockholder loan proceeds..........       750       --         --
 Repayment of officer and stockholder loans.....      (750)       35         37
 Purchase of treasury stock.....................       (14)      (25)       (25)
                                                  --------  --------  ---------
   Net cash provided by financing activities....     7,454    28,545     12,709
                                                  --------  --------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVA-
 LENTS..........................................     1,683       (43)    (1,393)
Cash and cash equivalents, beginning of year....       893     2,576      2,533
                                                  --------  --------  ---------
Cash and cash equivalents, end of year..........  $  2,576  $  2,533  $   1,140
                                                  ========  ========  =========
Supplemental disclosures of cash flow informa-
 tion:
 Cash paid for interest.........................  $    530  $  1,483  $   2,982
 Cash paid for taxes............................         9        16        160
Noncash investing and financing activities:
 Reduction in notes receivable applied to pur-
  chase of leased equipment.....................  $  4,198  $  8,460  $  43,391
 Inventory acquired through repossession........       --        730      3,570
 Notes received from officers and employees for
  common stock issuance.........................       450       --         788

                See notes to consolidated financial statements.

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BankVest Capital Corp. and subsidiaries (the "Company" or "BankVest") is a national provider of small-ticket lease financing and related services, with transactions typically ranging from $5,000 to $250,000. The Company's noncancelable, direct finance leases primarily finance the acquisition of automotive diagnostic, computer, printing, manufacturing, automotive repair, office, healthcare, and telecommunications equipment. The consolidated financial statements include the Company and two of its subsidiaries:
LeaseVest Capital Corp., which was formed in 1994 for organizational purposes in certain states, and The Equipment Leasing Insurance Co., Ltd., which was formed to provide insurance to the Company's lessees for equipment leased. All intercompany transactions have been eliminated. In addition, the Company has two qualifying special-purpose bankruptcy remote subsidiaries, BV Funding Corp. ("BV Funding" or "BV") and BVFU Funding Corp. ("BVFU Funding" or "BVFU"), which were formed in connection with separate securitization transactions. The Company's consolidated financial statements include only the portion of the assets of the qualifying special-purpose bankruptcy remote subsidiaries in which the Company has beneficial or undivided interest.

  Basis of Presentation and Pro Forma Consolidated Balance Sheet Information-- As discussed in Note 14, Common Stock and Non-Voting Common Stock will be established, the Company's Class A common stock will be reclassified to Common Stock, the Company's Class B common stock will be reclassified to Non-Voting Common Stock and a 3 for 2 stock split will occur not later than the day prior to the expected effective date of the registration statement in which these consolidated financial statements are included. All share and per share information included in the consolidated financial statements and in the notes to consolidated financial statements have been restated to reflect the reclassifications and stock split. In addition, as discussed in Note 14, the Company's preferred stock will be converted to shares of the Company's Common Stock and Non-Voting Common Stock prior to, or simultaneous with, the issuance of shares of Common Stock pursuant to the registration statement in which these consolidated financial statements are included. The accompanying pro forma consolidated balance sheet gives effect to this conversion as if it had occurred as of June 30, 1998.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Lease Accounting and Revenue Recognition--At lease commencement, the Company records the minimum future lease payments receivable, estimated residual value of the leased equipment, and unearned lease income. Initial direct costs related to lease origination are deferred as part of the investment and amortized over the lease term in accordance with Statement of Financial Accounting Standards ("SFAS") No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Unearned lease income is the amount by which the total lease receivable plus the estimated residual value of the leased equipment exceeds the cost of the related equipment. Unearned lease income, net of initial direct costs, is recognized as revenue over the lease term so as to approximate a level rate of return on the net investment. Recognition of unearned lease income as revenue is suspended when a lease contract becomes 90 days delinquent. Residual values are established upon acquisition of the equipment based upon the estimated value of the equipment at the time the Company expects to dispose of the equipment under financing leases. The Company acquires equipment to be leased from vendors at customary selling prices. Periodically, and at least annually, the Company reviews its residual values in accordance with SFAS No. 13, "Accounting for Leases."

  Substantially all of the Company's financing agreements with its customers are noncancelable and provide for a fixed financing rate with a fixed payment schedule generally over a term of one to seven years. All leases are classified as direct financing leases.

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

  Sales of Lease Contracts and Interest Rate Swap Agreements--In the normal course of its business, the Company sells certain lease contracts through sales by assignment agreements or conduit securitization facilities. The Company recognizes gains at the time of sale. With respect to sales through the securitization facilities, the Company sells and transfers the lease contracts to a wholly owned, bankruptcy-remote special purpose subsidiary that sells the lease contracts to an unaffiliated third party. Such subsidiary is a "qualifying" special purpose entity, as defined under SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," Emerging Issues Task Force ("EITF") Issue No. 96-20, "Impact of FASB Statement No. 125 on Consolidation of Special-Purpose Entities" and EITF Topic D-66, "Effect of a Special-Purpose Entity's Powers to Sell, Exchange, Repledge, or Distribute Transferred Financial Assets under FASB Statement No. 125." In a sale transaction, the Company generally receives cash equal to a substantial percentage of the net present value of the future cash flows of lease contracts sold and retains a non-certificated, subordinated, undivided interest in the remaining cash flows (the "retained interest"). The retained interest is classified with the Company's net investment in lease contracts in its consolidated balance sheet (see Note 2). At the time of sale, the Company allocates the carrying value of its net investment in the lease contracts sold between the portion which is sold, the retained interest and the residual values of the leased equipment based on each component's estimated fair value. The Company, via its subsidiary in securitization transactions, receives excess cash flows, if any, from the lease payments received after deducting (i) principal and interest payments due to the purchaser of the lease contracts sold, (ii) servicing fees, and
(iii) any other securitization fees, such as credit enhancement fees, hedge fees or backup servicing fees. The fair value of the retained interest is calculated based on the Company's estimate of its portion of the future cash flows of the lease contracts sold, net of certain fees and expenses, and estimated losses, discounted at a market rate of interest. Under the terms of the securitization and sale agreements, the Company effectively subordinates its retained interest to the interests of the purchaser and other parties involved in the transaction. Accordingly, all losses incurred on the portfolio of lease contracts sold will be borne by the Company to the extent of its retained interest. In addition, under certain sales agreements, the Company has a contingent obligation to repurchase lease contracts sold, which is generally limited to 5% to 10% of the lease contracts sold (see Notes 2 and 3).

  Generally, the Company retains the servicing of lease contracts sold. Servicing fees, specified in the applicable sale or securitization transaction, approximate market-rate servicing fees and are recognized in revenues in proportion to the periodic servicing costs.

  The Company's securitization facility agreements require the Company to enter into interest rate swap agreements for the benefit of the purchaser of the lease contracts. Such swap agreements generally provide for the payment of a fixed rate of interest by the Company from the collections of the related lease contracts sold and the receipt of a variable rate of interest which is paid to the purchaser of the related lease contracts over the term of the lease contracts sold. The Company does not hold or issue interest rate swap agreements, or any other derivative financial instruments, for trading purposes.

  Through December 31, 1996, the net gains from lease contract sales were recorded by the Company in accordance with the provisions of SFAS No. 77, "Reporting by Transferors for Transfers of Financial Assets and Extinguishments of Liabilities." SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued and became effective for the Company for such transfers of assets occurring on and after January 1, 1997. SFAS No. 125 provides new methods of accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. The Company's adoption of SFAS No. 125 did not have a material effect on the Company's consolidated financial position or results of operations.

  Allowance for Doubtful Accounts--The Company maintains an allowance for doubtful accounts in connection with payments due under lease contracts held in the Company's portfolio and its retained interest in

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES
lease contracts sold. The allowance is determined by management's estimate of future uncollectible lease contracts based on the Company's historical loss experience, an analysis of delinquencies, industry statistics and assumptions of future losses. The Company's policy is to review on a monthly basis those lease contracts which are delinquent and to charge off amounts which management has determined the probability of collection to be remote. Recoveries on leases previously charged off are restored to the allowance. Increases in delinquencies and loss rates in the future could have a material adverse effect on the Company's business and consolidated operating results and financial condition.

  Concentration of Credit and Financial Instrument Risk--At June 30, 1998, the Company's owned and sold lease portfolio ("managed receivables") consisted of leases of certain equipment types and in select geographic regions in which the Company has focused its marketing efforts. Specifically, 20%, 16%, 15%, 15% and 14% of the Company's managed receivables were for automotive diagnostic, computer, printing, manufacturing and automotive repair equipment, respectively. In addition, 22%, 16% and 12% of the Company's managed receivables were with lessees located in New York, California and Massachusetts, respectively. The Company controls its credit risk through credit standards, limits on exposure and by monitoring the financial condition of its lessees. The Company uses a credit scoring system as a guide in evaluating the credit risk of applicants. The Company generally requires the leased assets to serve as collateral for the leases.

  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and lease contracts receivable. The Company generally places its cash with insured depository institutions that are "well capitalized" under regulatory definitions.

  Cash and Cash Equivalents--The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents.

  Restricted Cash--Restricted cash includes cash collected by the Company which is placed in escrow and held for payment to one of the Company's significant vendors as discussed in Note 9. Certain other cash balances are collected by the Company as part of its servicing of lease contracts sold to third parties. These amounts collected by the Company are held in a separate account for the benefit of the third parties to whom the lease contracts were sold, and are remitted to such parties on a monthly basis.

  Inventory--The Company may repossess leased equipment from lessees due to delinquencies. The lease receivable is removed from the books at the time of repossession, and the equipment is recorded in inventory at the lower of its original cost, fair value, or carrying value at the time of repossession.

  Notes Receivable--The Company enters into agreements with certain equipment vendors whereby cash advances are made which bear interest and are callable at the Company's request.

  Property and Equipment--Property and equipment is comprised of computer systems and equipment, furniture and fixtures, and telephone equipment and is recorded at cost, using the straight-line method of depreciation over a period of three to seven years. Upon retirement or other disposition, the cost and related accumulated depreciation of the assets are removed from the accounts, and the resulting gain or loss is reflected in operations.

  Income Taxes--The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Current tax liabilities or assets are recognized, through charges or credits to the current tax provision, for the estimated taxes payable or refundable for the current year. Net deferred tax liabilities or assets are recognized, through charges or credits to the deferred tax provision, for the estimated future tax effects, based on enacted tax rates attributable to temporary differences. Deferred tax liabilities are recognized for temporary differences that will result in amounts taxable in the future, and deferred tax assets are recognized for temporary

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES
differences and tax benefit carryforwards that will result in amounts deductible or creditable in the future. The effect of enacted changes in tax law, including changes in tax rates, on these deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A deferred tax valuation reserve is established if it is more likely than not that all or a portion of the Company's deferred tax assets will not be realized. Changes in the deferred tax valuation reserve are recognized through charges or credits to the deferred tax provision.

  Stock-Based Compensation--In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued. The disclosure requirements of this statement were effective for the Company on July 1, 1996. The statement encourages, but does not require, adoption of a fair value-based accounting method for stock-based compensation arrangements and would supersede the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"). An entity may continue to apply the provisions of APB Opinion No. 25 provided that the entity discloses its pro forma net income (loss) as if the fair value-based method has been applied in measuring compensation cost. The Company continues to apply the provisions of APB Opinion No. 25 and has disclosed in Note 12 the pro forma information required by SFAS No. 123.

  Reclassifications--Certain reclassifications have been made to the prior years' consolidated financial statements in order to conform to the current year presentation. Such reclassifications had no effect on previously reported results of operations.

  Recent Accounting Pronouncements--Other relevant recently issued accounting standards are SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," each of which relate to additional reporting and disclosure requirements effective for fiscal years beginning after December 15, 1997. It is not expected that the adoption of SFAS Nos. 130 and 131 will have a material effect on the Company's consolidated operating results or financial condition.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 981, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which provides guidance on the accounting for the costs of software developed or obtained for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company does not expect the statement to have a material impact on its consolidated financial position or results of operations.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that all derivative instruments be recognized as assets or liabilities at fair value in the statement of financial position and establishes the accounting for changes in the fair value of such derivatives depending on the use of the derivative. The provisions of this statement will be effective for the Company for fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not yet assessed the effect of this statement on its consolidated financial position and results of operations.

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

2. LEASE CONTRACTS

  The Company's net investment in lease contracts was comprised of the following:

                                                                 JUNE 30,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
                                                              (IN THOUSANDS)
Minimum future lease payments receivable..................... $39,658  $30,237
Estimated unguaranteed residual values of leased equipment...   3,780    8,022
Initial direct costs.........................................   1,170    1,247
Less unearned lease income...................................  (9,138)  (8,849)
                                                              -------  -------
                                                               35,470   30,657
Retained interest in lease contracts sold....................   9,417   29,974
                                                              -------  -------
                                                               44,887   60,631
Less allowance for doubtful accounts.........................  (1,868)  (5,090)
                                                              -------  -------
Net investment in lease contracts............................ $43,019  $55,541
                                                              =======  =======

  Activity in the allowance for doubtful accounts was as follows:

                                                        YEARS ENDED JUNE 30,
                                                        -----------------------
                                                        1996    1997     1998
                                                        ------ -------  -------
                                                           (IN THOUSANDS)
Beginning balance...................................... $  35  $   193  $ 1,868
Provision for credit losses............................   528    2,529    5,902
Net transfer to recourse reserve.......................  (336)    (165)    (688)
Charge-offs............................................   (34)    (703)  (2,183)
Recoveries.............................................   --        14      191
                                                        -----  -------  -------
Ending balance......................................... $ 193  $ 1,868  $ 5,090
                                                        =====  =======  =======

  The Company has contingent obligations to repurchase leases sold under certain purchase and sale agreements (see Note 3). The Company's maximum exposure under the repurchase provisions of its purchase and sale agreements is generally limited to 5% to 10% of the lease receivables sold. The Company's reserve for such contingent obligations, which is included in other liabilities in the Company's consolidated balance sheets, totaled approximately $566,000 and $1,254,000 at June 30, 1997 and 1998, respectively.

  The Company's lease contracts with its lessees are noncancelable and provide for a fixed rate with a fixed payment schedule generally over a one-to-seven year lease term. Scheduled future minimum lease payments, including interest and excluding the residual value of the equipment, were approximately as follows at June 30, 1998:

                                                   OWNED     SOLD AND
                                                AND SERVICED SERVICED
                                                 PORTFOLIO   PORTFOLIO  TOTAL
                                                ------------ --------- --------
                                                        (IN THOUSANDS)
Year ending June 30, 1999......................   $ 8,678    $ 87,394  $ 96,072
Year ending June 30, 2000......................     7,734      79,188    86,922
Year ending June 30, 2001......................     5,995      56,876    62,871
Year ending June 30, 2002......................     4,194      36,656    40,850
Year ending June 30, 2003......................     3,021      18,731    21,752
Thereafter.....................................       615       7,927     8,542
                                                  -------    --------  --------
  Total........................................   $30,237    $286,772  $317,009
                                                  =======    ========  ========

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

3. SALES OF LEASE CONTRACTS

  Purchase and Sale Agreements--The Company has facilities with banks and other financial services companies which allow for the sale of qualifying lease contracts with limited recourse. The purchase and sale agreement facilities totaled approximately $73,028,000 at June 30, 1998. One of the facilities allows the Company to borrow cash up to the related commitment amount of $21,000,000 with amounts outstanding under the facility accruing interest at an amount equal to the two-year treasury rate, plus 2.25%. The purchase and sale agreement facilities contain certain covenants that, among other matters, may require the Company to repurchase the assets sold due to the failure of the underlying debtors to pay when due (the "recourse provisions"). At the time of sale, the Company recognizes its estimated liability under the recourse provisions (see Note 1). The aggregate outstanding balance of lease contracts sold subject to recourse provisions was approximately $33,810,000 and $70,648,000 at June 30, 1997 and 1998,
respectively.

  Securitization Facilities--On November 1, 1996, the Company, along with its wholly owned, special-purpose subsidiary, BV Funding, entered into a securitization transaction which provided for up to $50,000,000 of qualifying lease contracts to be sold to Eagle Funding Corporation (the "BV Securitization"). On August 24, 1997, the Company, along with its wholly owned, special-purpose subsidiary, BVFU Funding, entered into a securitization transaction which provided for up to $75,000,000 of qualifying lease contracts to be sold to Variable Funding Capital Corporation (the "BVFU Securitization"). The BV and BVFU facilities have been amended, effectively increasing the limits to $125,000,000 and $150,000,000, respectively, at June 30, 1998. BV and BVFU's businesses consist solely of the purchase of certain assets from BankVest and other subsidiaries of BankVest. BV and BVFU are separate corporate entities with separate creditors, which upon liquidation of BV and BVFU, will be entitled to be satisfied solely out of the respective entity's assets. BankVest Capital Corp.'s creditors will be entitled to be satisfied solely out of the assets of BankVest Capital Corp. and will have no rights against the assets of BV and BVFU except by virtue of the rights of BankVest Capital Corp. as a stockholder of BV and BVFU. Under the terms of the securitization transactions, BV and BVFU, to which the Company sells and may continue to sell or contribute certain of its portfolio assets, sell their interests in these assets to commercial paper conduit entities. The required monthly payments of principal and interest to purchasers of the commercial paper are guaranteed by BankBoston under the BV Securitization and First Union National Bank of North Carolina under the BVFU Securitization pursuant to the terms of the securitization agreements. Sales under the securitization facilities are subject to certain covenants regarding BV and BVFU's portfolio performance and asset base calculations. Monthly settlements of principal and interest payments are made from the collection of payments on BV and BVFU's transactions. The terms of the facilities restrict the use of certain cash which is collected by the Company in its role as servicer of the lease contracts which have been sold. Such restricted cash amounted to approximately $1,670,000 and $3,971,000 at June 30, 1997 and 1998, respectively.

  In connection with the securitization facilities, at the date of each sale of portfolio assets, BV and BVFU are required to enter into an interest rate swap agreement with BankBoston and First Union National Bank of North Carolina, respectively, under which BV and BVFU are required to make fixed rate payments in exchange for variable rate payments from BankBoston and First Union National Bank of North Carolina, respectively. The notional amount and term of each swap is designed to be not less than 93% and 100% under the BV Securitization and BVFU Securitization, respectively, of the estimated uncollected discounted balance of the portfolio assets sold. At the time of each sale, BV and BVFU each assigns its right, title, and interest in the interest rate swap agreement to the purchaser of the portfolio assets. At June 30, 1998, the uncollected balance of portfolio assets sold under the securitization facilities, before discounting, was approximately $216,123,000. Related interest rate swap agreements outstanding at June 30, 1998 had an aggregate notional value of approximately $170,466,000 and required payments based on fixed rates ranging from 5.63% to 8.00%, and had a negative estimated fair value of approximately $895,000.

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

4. REVOLVING CREDIT BORROWINGS AND OTHER LONG-TERM DEBT

  Revolving credit borrowings and other long-term debt were as follows:

                                                                   JUNE 30,
                                                                ---------------
                                                                 1997    1998
                                                                ------- -------
                                                                (IN THOUSANDS)
Revolving credit borrowings.................................... $ 7,686 $17,056
Bank notes payable.............................................  10,552   6,431
Subordinated debt..............................................  14,918  14,928
                                                                ------- -------
                                                                $33,156 $38,415
                                                                ======= =======

  Revolving Credit Borrowings (Warehouse Lines of Credit)--The Company has a Revolving Credit Loan Facility (the "Facility") with BankBoston which provides for borrowings of up to $20,000,000. The Facility expires on December 12, 1998. Under the terms of the Facility, the Company may borrow at variable interest rates equal to either (i) the Eurodollar Rate plus 2.25%, or (ii) the higher of BankBoston's Base Rate plus 0.75% or the Federal Funds Effective Rate plus 0.25%. Outstanding borrowings at June 30, 1998 under the Facility totaled approximately $11,056,000. In addition, the Company has a Loan Agreement (the "Loan Agreement") with MetroWest Bank ("MetroWest") which provides for borrowings of up to $6,000,000. Under the terms of the Loan Agreement, the Company may borrow at a variable interest rate, equal to MetroWest's Base Rate. Outstanding borrowings at June 30, 1998 under the Loan Agreement totaled $6,000,000. The interest rate on both the BankBoston and MetroWest revolving credit facilities was 8.5% at June 30, 1998. The Company has pledged as collateral for its revolving credit borrowings certain of its lease contracts receivable, the underlying equipment and chattel paper of such lease contracts, and any liens or security interests that the Company has in any such collateral. Borrowings under the Company's revolving credit facilities have not historically been hedged and are, therefore, exposed to upward movements in interest rates.

  Bank Notes Payable--The Company provides for financing for its operations through other financing agreements and notes payable to various banks. Such agreements and notes provided maximum borrowings of up to $15,300,000 at June 30, 1998. Under certain financing agreements, the Company assigns specific lease contracts and the underlying equipment to the banks. The annual interest rates on such outstanding borrowings ranged from 7.59% to 9.37% at June 30, 1998.

  Subordinated Debt and Redeemable Common Stock Warrants--In February 1997, the Company received $15,000,000 in connection with the issuance of a 10.101% subordinated promissory note and related detachable common stock warrants (see Notes 11 and 12). Of the $15,000,000 received by the Company, approximately $14,914,000 was allocated to subordinated debt and approximately $86,000 to detachable common stock warrants based on the estimated fair value of the warrants. The note requires quarterly interest payments through February 27, 2005 when the note becomes due. The Company will be required to prepay all or a portion of the note if certain mandatory prepayment events occur. Such mandatory prepayment events include (i) the completion of a qualified public offering of the Company's common stock with net proceeds exceeding $15,000,000, and (ii) a change in control of the Company, as well as other events. The note is subordinated to senior indebtedness (as defined in the note agreement) of the Company.

  Covenants--Certain of the above debt agreements contain restrictive covenants which, among other things, prohibit or limit the payment of dividends, limit new indebtedness, and include minimum net worth, capital expenditures, and portfolio performance guidelines. At June 30, 1998, the Company was in compliance with the provisions of such debt covenants.

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

  Debt Maturities--Scheduled principal payments on revolving credit borrowings and other long-term debt at June 30, 1998 were as follows:

                                                                  (IN THOUSANDS)
   Year ending June 30, 1999.....................................    $20,056
   Year ending June 30, 2000.....................................      2,619
   Year ending June 30, 2001.....................................        811
   Year ending June 30, 2002.....................................        --
   Year ending June 30, 2003.....................................        --
   Thereafter....................................................     15,000
                                                                     -------
                                                                      38,486
   Less unamortized discount on subordinated debt................         71
                                                                     -------
                                                                     $38,415
                                                                     =======

5. INCOME TAXES

  Tax Provision--Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and the amounts as measured by tax laws and regulations.

  The income tax provision consisted of the following:

                                                           YEARS ENDED JUNE 30,
                                                          ----------------------
                                                           1996   1997    1998
                                                          ------ ------ --------
                                                              (IN THOUSANDS)
Federal:
  Current................................................ $  --  $  11  $    386
  Deferred...............................................    --      6       312
State:
  Current................................................    --     17        52
  Deferred...............................................    --      1       265
                                                          ------ -----  --------
Income tax provision..................................... $  --  $  35  $  1,015
                                                          ====== =====  ========

  A reconciliation of the statutory federal income tax rate and the effective tax rate as a percentage of pretax income for each year was as follows:

                                                      YEARS ENDED JUNE 30,
                                                     --------------------------
                                                      1996      1997      1998
                                                     -------   -------   ------
Statutory rate......................................   34.00 %   34.00 %  34.00%
State taxes, net of federal tax benefit.............    6.00      2.79     7.93
Nondeductible expenses..............................   22.70      3.71     1.62
Valuation allowance.................................  (62.70)   (26.16)    6.15
Other...............................................     --      (6.28)     --
                                                     -------   -------   ------
                                                         --  %    8.06 %  49.70%
                                                     =======   =======   ======

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

  Components of the deferred tax assets and liabilities were as follows:

                                                                 JUNE 30,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
                                                              (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards........................... $ 1,826  $ 3,642
  Tax credit carryforwards...................................      12      390
  Provision for credit losses................................     953    2,538
  Deferred income............................................     178      474
  Accrued expenses...........................................     110      --
  Miscellaneous..............................................       5       11
                                                              -------  -------
                                                                3,084    7,055
Valuation allowance..........................................     (68)    (141)
                                                              -------  -------
Deferred tax asset...........................................   3,016    6,914
                                                              -------  -------
Deferred tax liabilities:
  Gain on sale of lease contracts............................  (2,949)  (7,313)
  Miscellaneous..............................................     (74)    (185)
                                                              -------  -------
Deferred tax liability.......................................  (3,023)  (7,498)
                                                              -------  -------
Net deferred tax liability................................... $    (7) $  (584)
                                                              =======  =======

  Net Operating Loss Carryforwards--At June 30, 1998, the Company had federal and state net operating loss carryforwards of approximately $9,085,000 and $9,199,000, respectively, of which approximately $1,300,000 is limited in usage to approximately $500,000 per year due to changes in ownership. The federal net operating loss carryforwards expire in the years 2007 through 2013, while the state net operating loss carryforwards expire in the years 1999 through 2003. Additional changes in ownership could reduce the amount of benefits that would be available to offset future taxable income each year.

6. PROPERTY AND EQUIPMENT

  Components of property and equipment were as follows:

                                                                  JUNE 30,
                                                               ----------------
                                                   USEFUL LIFE  1997     1998
                                                   ----------- -------  -------
                                                               (IN THOUSANDS)
Telephone equipment...............................    5 years  $   170  $   288
Furniture and fixtures............................  5-7 years      308    1,085
Computer systems and equipment....................  3-5 years    1,306    2,479
                                                               -------  -------
                                                                 1,784    3,852
Less accumulated depreciation.....................                (294)    (712)
                                                               -------  -------
Property and equipment, net.......................             $ 1,490  $ 3,140
                                                               =======  =======

7. COMMITMENTS

  Lease Commitments--In October 1997, the Company entered into a lease commitment for its headquarters in Marlboro, Massachusetts. The lease commitment requires monthly rental payments over a five-year term which commenced on January 16, 1998. The Company also leases office space for its sales offices under

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES
noncancelable leases with terms of one to three years. These lease commitments are accounted for as operating leases.

  Minimum future lease payments under operating leases at June 30, 1998 were as follows:

                                                                  (IN THOUSANDS)
   Year ending June 30, 1999.....................................     $  474
   Year ending June 30, 2000.....................................        429
   Year ending June 30, 2001.....................................        428
   Year ending June 30, 2002.....................................        433
   Year ending June 30, 2003.....................................        255
                                                                      ------
     Total.......................................................     $2,019
                                                                      ======

  Rent expense for the years ended June 30, 1996, 1997 and 1998 was approximately $75,000, $146,000 and $338,000, respectively.

  Service Provider--In April 1996, the Company entered into a two-year agreement to receive billing, collection, and other accounting services (the "Service Agreement") from a service provider. The Service Agreement requires the Company to pay the service provider a monthly fee per lease serviced. For the years ended June 30, 1996, 1997 and 1998, total expense related to the Service Agreement was approximately $123,000, $484,000 and $1,186,000, respectively. The Company has negotiated a month-to-month extension of the agreement which requires 120 days notice of termination.

8. EMPLOYEE BENEFIT PLANS

  Defined Contribution Benefit Plan--On January 1, 1996, the Company established a defined contribution benefit plan covering substantially all employees under which the Company matches certain contributions made by the employee. The Company's contributions to the plan for the years ended June 30, 1996, 1997 and 1998 were approximately $23,000, $84,000 and $162,000, respectively.

  Employee Stock Ownership Plan--In November 1997, the Company's Board of Directors authorized the establishment of an Employee Stock Ownership Plan ("ESOP") for the benefit of all employees. The ESOP will invest primarily in Common Stock of the Company on behalf of employees. The maximum annual contribution that the Company may make is the lower of $30,000 per participant or 25% of each participant's compensation (as defined in the ESOP). Such contribution is determined annually by the Company's Board of Directors. Accounts of the ESOP will be subject to vesting over time. As of June 30, 1998, no contributions for the ESOP year ending December 31, 1998 have been approved by the Board of Directors.

  Annual and Long-Term Incentive Plans--The Company maintains an annual incentive bonus plan which provides for cash compensation to employees of the Company on a quarterly basis based on performance objectives of the individual employee and the attainment of profit, sales, portfolio performance and conversion of lease applications to lease originations of the Company. The Company also maintains a long-term incentive plan, which provides for cash compensation to employees of the Company based upon, among other things, the Company's attainment of certain profit objectives. Under the long-term incentive plan, profit objectives are measured and reviewed over three-year periods, commencing each fiscal year of the Company.

  Employment Agreements--The Company entered into an employment agreement with its Chief Executive Officer for a five-year term which commenced July 1, 1996. The employment agreement contains noncompetition and confidentiality provisions, and a base salary of $150,000 in the first year, with annual increases of $50,000,

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES
to a base salary of $350,000 in the fifth year. The employment agreement also provides for (i) incentive bonuses equal to 50% of his base salary for each fiscal year, subject to adjustment based on Company performance and approval of the Company's Board of Directors, and (ii) the continuation of compensation following termination for varying periods depending upon the reason for termination.

  The Company also has entered into employment agreements with each of the other executive officers of the Company. Each such employment agreement contains substantially similar terms and conditions, which include provisions for (i) a two-year term; (ii) base salary and bonuses; (iii) benefits in accordance with Company policies including medical, life and disability insurance and other fringe benefits; (iv) nondisclosure of confidential information; (v) covenants not to compete; and (vi) termination for cause. In addition, in the event that an executive officer of the Company is terminated without cause, that executive officer will be entitled to receive his or her base salary plus any accrued but unpaid bonus as of the date of termination for a one-year period.

9. VENDOR REFERRALS

  The Company focuses on developing relationships with vendors, including manufacturers and distributors, in order to establish itself as a recommended provider of financing for the customers of such vendors.

  During the year ended June 30, 1998, the Company's total lease originations included approximately $45.0 million of amounts that were referred to the Company by one vendor (the "Significant Vendor"). The Significant Vendor manufactures certain automotive diagnostic equipment relating to emissions standards required by the Clean Air Act of 1990. During the year ended June 30, 1998, the Company sold certain of the leases it had originated through referrals from the Significant Vendor for gains totaling approximately $2,316,000, or 17% of total gains on sales of lease contracts for the year ended June 30, 1998. In connection with the sale of the leases referred from the Significant Vendor, certain of the proceeds received by the Company were placed in escrow and are being held for payment to the Significant Vendor. Such amounts held in escrow totaled approximately $12,253,000 at June 30, 1998.

10. RELATED-PARTY LOANS

  During the year ended June 30, 1996, the Company received loans from certain of its officers and stockholders totaling $750,000. Amounts received in 1996 were repaid in full with interest. The terms of the loans provided for interest to be accrued at rates of 8% to 10% per annum. The Company also sold Common Stock to certain officers, employees and stockholders during 1996 and 1998 in exchange for cash and notes as discussed in Note 12.

11. PREFERRED STOCK AND REDEEMABLE COMMON STOCK WARRANTS

  Preferred Stock--The Company has authorized 500,000 shares of preferred stock, par value $1.00, of which 60,000 shares have been designated as Class A preferred stock, 30,000 shares have been designated as Class B preferred stock, 37,500 shares have been designated as Class C preferred stock, and 37,500 shares have been designated as Class D preferred stock. At June 30, 1996, 1997 and 1998, 30,000 shares each of Class A and Class B preferred stock were issued and outstanding. At June 30, 1998, 37,500 shares each of Class C and Class D preferred stock were issued and outstanding.

  The following summarizes certain features of the Company's preferred stock:

  . Conversion--Each share of Class A and Class B preferred stock is initially convertible into 24 shares of Common Stock and Non-Voting Common Stock, respectively, at a conversion price of $4.58 per share. Each share of Class C and Class D preferred stock is initially convertible into 13.96 shares of

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

     Common Stock and Non-Voting Common Stock, respectively, at a conversion price of $7.16 per share. The Class A and Class B preferred stock are convertible, at the election of the Company, into shares of Common Stock and Non-Voting Common Stock, respectively, upon a qualified public stock offering (as defined in the Purchase Agreement dated May 30, 1996). The Class C and Class D preferred stock are convertible, at the election of the Company, into shares of Common Stock and Non-Voting Common Stock, respectively, upon a qualified public stock offering (as defined in the Purchase Agreement dated May 28, 1998).

  . Liquidation Preference--In the event of a liquidation, merger, consolidation, or sale of the Company's assets, the holders of the Class A, Class B, Class C and Class D preferred stock will be entitled to receive a liquidation preference, equal to their aggregate purchase price plus any accumulated and unpaid dividends, prior to any distributions to holders of common stock of the Company.

  . Dividends--On May 31, 1996, the Class A and Class B preferred stock began accruing dividends on a daily basis at a rate of 7% per annum on the sum of the liquidation value of the Class A and Class B preferred stock. On May 29, 1998, the Class C and Class D preferred stock began accruing dividends on a daily basis at a rate of 5% per annum on the sum of the liquidation value of the Class C and Class D preferred stock. At June 30, 1998, the accumulated and unpaid dividends totaled approximately $976,000.

  . Redemption--Beginning on May 30, 2001, or earlier under certain circumstances, the holders of the Class A and Class B preferred stock may require the Company to redeem for cash all issued and outstanding shares of Class A and Class B preferred stock at an amount equal to the liquidation preference. Beginning May 28, 2003, or earlier under certain circumstances, the holders of the Class C and Class D preferred stock may require the Company to redeem for cash all issued and outstanding shares of Class C and Class D preferred stock at an amount equal to the liquidation preference.

  . Voting Rights--Each share of Class A and Class C preferred stock entitles the holder to the number of votes per share equivalent to twice the number of shares of Common Stock into which each share of Class A and Class C preferred stock is then convertible. The Class B and Class D preferred stock have no voting rights.

  . Redeemable Common Stock Warrants--In connection with the issuance of a subordinated promissory note (see Note 4), the Company issued two detachable common stock warrants. The holders of the warrants may put the value of the warrants, or shares purchased through exercise of the warrants, to the Company commencing on February 28, 2004 or on the occurrence of certain events (see Note 12). The Company accretes interest expense, using the interest method, for any increases in the estimated intrinsic value of the warrants.

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

  Changes in preferred stock and redeemable common stock warrants were as follows:

                                                                  REDEEMABLE
                           CLASS A   CLASS B   CLASS C   CLASS D    COMMON
                          PREFERRED PREFERRED PREFERRED PREFERRED   STOCK
                            STOCK     STOCK     STOCK     STOCK    WARRANTS   TOTAL
                          --------- --------- --------- --------- ---------- -------
                                                (IN THOUSANDS)
Balance, July 1, 1995...   $  --     $  --     $  --     $  --      $  --    $   --
Sale of Class A and
 Class B preferred
 stock, net of offering
 costs..................    2,765     2,765       --        --         --      5,530
Accretion and
 accumulating dividends
 on preferred stock.....       22        22       --        --         --         44
                           ------    ------    ------    ------     ------   -------
Balance, June 30, 1996..    2,787     2,787       --        --         --      5,574
Issuance of redeemable
 common stock warrants..      --        --        --        --          86        86
Accretion and
 accumulating dividends
 on preferred stock.....      264       264       --        --         --        528
                           ------    ------    ------    ------     ------   -------
Balance, June 30, 1997..    3,051     3,051       --        --          86     6,188
Sale of Class C and
 Class D preferred
 stock, net of offering
 costs..................      --        --      3,353     3,353        --      6,706
Accretion and
 accumulating dividends
 on preferred stock.....      281       281        23        23         40       648
                           ------    ------    ------    ------     ------   -------
Balance, June 30, 1998..   $3,332    $3,332    $3,376    $3,376     $  126   $13,542
                           ======    ======    ======    ======     ======   =======
Liquidation preference,
 June 30, 1998..........   $3,471    $3,471    $3,767    $3,767     $1,116   $15,592
                           ======    ======    ======    ======     ======   =======

12. STOCKHOLDERS' EQUITY

  Common Stock and Non-Voting Common Stock--On May 29, 1996, the Company's Board of Directors increased the number of authorized shares of $1.00 par value Common Stock to 15,000,000 shares and $1.00 par value Non-Voting Common Stock to 792,000 shares. On April 10, 1998, the Board of Directors approved a 2 for 1 stock split of the Company's Common Stock, which was effective on June 16, 1998.

  Net Income Per Common Share--In February 1997, SFAS No. 128, "Earnings per Share," was issued. SFAS No. 128 superseded APB Opinion No. 15, "Earnings per Share," by establishing new requirements for calculating and reporting earnings per share. The Company's basic net income per common share calculation is based on the weighted average number of common shares outstanding, which does not include treasury stock or any shares issuable upon the exercise of outstanding stock options or common stock warrants. Diluted net income per common share includes the weighted average number of stock options and common stock warrants outstanding as calculated under the treasury stock method.

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

  The following is a reconciliation of the numerators and denominators of the basic and diluted net income per common share. For the years ended June 30, 1996 and 1997, stock option and common stock warrant shares were excluded from the diluted net income per common share calculations due to their antidilutive effect. For the years ended June 30, 1996, 1997 and 1998, the equivalent number of common shares issuable upon conversion of all classes of outstanding preferred stock are excluded from the diluted net income (loss) per common share calculations as the effect would have been antidilutive.

                                                    YEARS ENDED JUNE 30,
                                              ----------------------------------
                                                 1996        1997        1998
                                              ----------  ----------  ----------
                                                (IN THOUSANDS, EXCEPT SHARE
                                                   AND PER SHARE AMOUNTS)
Basic net income (loss) per common share:
  Net income (loss) available for common
   stockholders.............................  $      (18) $     (129) $      419
  Weighted average common shares outstand-
   ing......................................   2,227,191   2,607,113   2,729,693
                                              ----------  ----------  ----------
Basic net income (loss) per common share....  $    (0.01) $    (0.05) $     0.15
                                              ==========  ==========  ==========
Diluted net income (loss) per share:
  Net income (loss) available for common
   stockholders.............................  $      (18) $     (129) $      419
                                              ----------  ----------  ----------
Denominator:
  Weighted average common shares outstand-
   ing......................................   2,227,191   2,607,113   2,729,693
  Stock option and common stock warrant
   shares...................................         --          --      442,035
                                              ----------  ----------  ----------
                                               2,227,191   2,607,113   3,171,728
                                              ----------  ----------  ----------
Diluted net income (loss) per common share..  $    (0.01) $    (0.05) $     0.13
                                              ==========  ==========  ==========

  Pro Forma Net Income Per Common Share--The pro forma weighted average number of common shares assumes the exchange of all classes of preferred stock for Common Stock and Non-Voting Common Stock and the estimated number of shares to be issued in the proposed initial public offering required to pay the preferred stock dividends, both as described in Note 14. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be antidilutive. The following is a reconciliation of the numerators and denominators of the pro forma basic net income per common share and pro forma diluted net income per common share:

                                                            YEAR ENDED
                                                           JUNE 30, 1998
                                                    ---------------------------
                                                    (IN THOUSANDS, EXCEPT SHARE
                                                      AND PER SHARE AMOUNTS)
   Pro forma basic net income per common share:
     Net income available for common stockhold-
      ers.........................................          $    1,027
     Weighted average common shares outstanding...           5,331,640
                                                            ----------
   Pro forma basic net income per common share....          $     0.19
                                                            ==========
   Pro forma diluted net income per common share:
     Net income available for common stockhold-
      ers.........................................          $    1,027
                                                            ----------
     Denominator:
       Weighted average common shares outstand-
        ing.......................................           5,331,640
       Stock option and common stock warrant
        shares....................................             442,035
                                                            ----------
                                                             5,773,675
                                                            ----------
   Pro forma diluted net income per common share..          $     0.18
                                                            ==========

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

  Stock Option Plan--On January 31, 1995, the Company's Board of Directors approved the 1995 Stock Option Plan (the "Option Plan"). The Option Plan, as amended through June 30, 1998, provides for the granting of stock options to purchase up to 900,000 shares of Common Stock with exercise prices of not less than the fair market value at the date of the grant. As of June 30, 1998, an aggregate of up to 1,500 shares of Common Stock were available for grant under the Option Plan, and 60,000 shares of Common Stock had been authorized for grant. Stock options are exercisable in four equal installments beginning on the first anniversary date of the grant. All stock options expire five years after the date of the grant.

  The following is a summary of stock option activity under the Option Plan and employee warrant activity:

                                 1996              1997              1998
                           ----------------- ----------------- -----------------
                                    WEIGHTED          WEIGHTED          WEIGHTED
                                    AVERAGE           AVERAGE           AVERAGE
                                    EXERCISE          EXERCISE          EXERCISE
                           SHARES    PRICE   SHARES    PRICE   SHARES    PRICE
                           -------  -------- -------  -------- -------  --------
Beginning of year......... 181,800   $1.25   377,250   $2.25   523,500   $3.26
  Granted................. 227,250    2.92   185,250    5.47   357,975    6.95
  Forfeited............... (31,800)   1.33   (39,000)   3.99   (28,950)   5.15
                           -------   -----   -------   -----   -------   -----
End of year............... 377,250   $2.25   523,500   $3.26   852,525   $4.75
                           =======   =====   =======   =====   =======   =====

  The following table summarizes information regarding stock options and warrants outstanding at June 30, 1998:

              OPTIONS AND WARRANTS OUTSTANDING         OPTIONS AND WARRANTS EXERCISABLE
              --------------------------------------   -----------------------------------
                              WEIGHTED
                 NUMBER       AVERAGE     WEIGHTED          NUMBER            WEIGHTED
  RANGE OF    OUTSTANDING    REMAINING     AVERAGE        EXERCISABLE         AVERAGE
  EXERCISE    AT JUNE 30,       LIFE      EXERCISE        AT JUNE 30,         EXERCISE
   PRICES         1998        (YEARS)       PRICE            1998              PRICE
  --------    ------------   ----------   ----------   -----------------   ---------------
 $1.17-$1.29         132,000        1.63   $     1.21               99,000  $          1.21
 1.67 - 2.29         153,000        2.29         2.09               81,750             2.05
 4.17 - 4.59         101,100        3.06         4.40               70,988             4.46
 5.00 - 7.89         466,425        4.38         6.69               65,362             7.03
------------    ------------   ---------   ----------    -----------------  ---------------
 $1.17-$7.89         852,525        3.42   $     4.75              317,100  $          3.35
============    ============   =========   ==========    =================  ===============

  The weighted average grant date fair value of stock options and warrants granted for the years ended June 30, 1996, 1997 and 1998 were $.67, $1.43 and $1.69, respectively.

  Stock Warrants--The following summarizes common stock warrant activity of the Company:

  . In connection with the sale of Class A and Class B preferred stock on May 30, 1996, the Company sold a Class A warrant and a Class B warrant for $20,000. The Class A warrant and the Class B warrant are exercisable for the purchase of 72,000 shares each of Common Stock and Non-Voting Common Stock at a purchase price of $4.58 per share. The warrants are exercisable from the date of issuance through the earlier of May 30, 2006 or the completion of a qualified public offering (as defined in the Purchase Agreement, dated May 30, 1996).

  . In February 1997, in connection with the issuance of a subordinated promissory note (see Notes 4 and 11), the Company issued two detachable common stock warrants. One warrant was exercisable in full at the date of issuance (the "Vested Warrant"), and another warrant was exercisable beginning August 21, 2000 (the "Vesting Warrant"). The Vested Warrant gives the holder the right to purchase 354,114 shares of Common Stock at $5.00 per share through February 27, 2007. The Vesting Warrant gives the

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES
     holder the right to purchase 160,962 shares of Common Stock at $5.00 per share between August 31, 2000 and February 27, 2007. The number of shares for which the Vesting Warrant is exercisable is subjected to a downward adjustment of the number of shares if the related debt outstanding under the promissory note is less than $15,000,000 at the time of exercise of the Vesting Warrant. At the date of issuance of the Vested and Vesting Warrants, the Company entered into a put and call agreement with the holder of the Vested and Vesting Warrants. Pursuant to the put and call agreement, the Company may call the warrants, or shares purchased through exercise of the warrants, or the holder may put the warrants, or shares purchased through exercise of the warrants, to the Company commencing on the earliest of (i) February 28, 2004; (ii) the acceleration of the subordinated note upon an event of default; or
     (iii) the occurrence of any event requiring a mandatory prepayment of the subordinated note (see Note 14) and terminating on the earliest of
     (a) the effective time of a qualified public offering, or (b) February 27, 2007. Upon a put or call, the Company is required to pay the holder of the warrants in cash the excess, if any, of the fair market value per share as determined in accordance with the put and call agreement over $5.00.

  . Between January 1996 and July 1996, the Company issued exercisable warrants to purchase Common Stock to employees, officers and others. The warrants are exercisable for a total of 47,000 shares of Common Stock with an exercise price per share of $4.58. The warrants expire five years after the date of grant.

  Pro Forma Disclosure--As described in Note 1, the Company uses the intrinsic value method to measure compensation expense associated with the grants of stock options and stock warrants to employees. Had the Company used the fair-value method to measure compensation expense, reported net income (loss) and basic and diluted net income (loss) per common share would have been as follows:

                                                      YEARS ENDED JUNE 30,
                                                     ------------------------
                                                      1996     1997     1998
                                                     -------  -------  ------
                                                     (IN THOUSANDS, EXCEPT
                                                       PER SHARE AMOUNTS)
Net income (loss) available for common stockhold-
 ers................................................ $   (18) $  (129) $  419
Fair value-based compensation expense...............     (29)     (61)   (270)
                                                     -------  -------  ------
Adjusted net income (loss) available for common
 stockholders....................................... $   (47) $  (190) $  149
                                                     =======  =======  ======
Basic net income (loss) per common share............ $ (0.02) $ (0.07) $ 0.05
                                                     =======  =======  ======
Diluted net income (loss) per common share.......... $ (0.02) $ (0.07) $ 0.05
                                                     =======  =======  ======

  For purposes of determining the disclosure required by SFAS No. 123, the fair value of stock options and stock warrants on their grant dates was measured using the Black-Scholes option-pricing model. Key assumptions used to apply this pricing model were as follows:

                                                 YEARS ENDED JUNE 30,
                                           ----------------------------------
                                              1996        1997        1998
                                           ----------  ----------  ----------
Risk-free interest rate................... 5.20%-6.77% 5.90%-6.79% 5.32%-6.31%
Expected life of option and warrant
 grants...................................    5 years     5 years     5 years
Expected volatility of underlying stock...       0.00%       0.00%       0.00%

  Reserved Shares--The Company has reserved 2,118,486 shares of Common Stock for issuance upon the conversion of the Non-Voting Common Stock and for the exercise of stock options and warrants.

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

  Notes Receivable from Officers and Employees--During the years ended June 30, 1996 and 1998, the Company sold shares of Common Stock in exchange for cash and notes receivable to certain officers and employees. The notes receivable are full recourse and accrue interest, which is payable annually. The interest rate was 8% per annum through April 9, 1998 and was reduced to 6% per annum thereafter. The notes receivable become due five years after the date of issuance, and are collateralized by the Common Stock purchased.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Company to disclose the estimated fair values for certain of its financial instruments. Fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

  The following table presents a comparison of the carrying value and estimated fair value of the Company's financial instruments:

                                                            CARRYING ESTIMATED
                                                             VALUE   FAIR VALUE
                                                            -------- ----------
                                                              (IN THOUSANDS)
JUNE 30, 1997:
Financial assets:
  Cash, cash equivalents, and restricted cash.............. $ 4,203   $ 4,203
  Notes receivable and due from funding sources............   8,826     8,826
  Interest rate swap agreements assigned...................     --        195
Financial liabilities:
  Accounts payable, accrued expenses, and due to funding
   source..................................................  16,036    16,036
  Revolving credit borrowings and other long-term debt.....  33,156    33,156
  Interest rate swap agreements............................     --        195
JUNE 30, 1998:
Financial assets:
  Cash, cash equivalents, and restricted cash.............. $17,364   $17,364
  Notes receivable and due from funding sources............  15,026    15,026
  Interest rate swap agreements assigned...................     --        895
Financial liabilities:
  Accounts payable, accrued expenses, and due to funding
   source..................................................  33,702    33,702
  Revolving credit borrowings and other long-term debt.....  38,415    38,415
  Interest rate swap agreements............................     --        895

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

    Cash and Cash Equivalents and Restricted Cash--For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

    Notes Receivable, Due from/to Funding Sources, Accounts Payable and Accrued Expenses--Amounts related to these financial instruments are generally outstanding for less than 90 days. Accordingly, the carrying amount of these assets and liabilities approximates their fair value.

    Interest Rate Swap Agreements--The estimated fair value of the Company's interest rate swap agreements and the related interest rate swap agreements assigned are based on the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date.

                    BANKVEST CAPITAL CORP. AND SUBSIDIARIES

  Revolving Credit Borrowings and Other Long-Term Debt--The Company's obligations, as shown on the accompanying consolidated balance sheets, reflect their approximate fair market values. The fair market value is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same terms and maturity.

14. SUBSEQUENT EVENTS

  Recapitalization--On September , 1998, the Company and approximately % of its stockholders agreed to a Plan of Recapitalization and Reclassification (the "Recapitalization Agreement"), whereby prior to or simultaneous with the completion of the offering of Common Stock pursuant to this Prospectus, the following will occur:

  . Common Stock, $1.00 par value, authorized for 25,000,000 shares, and Non-Voting Common Stock, $1.00 par value, authorized for 2,000,000 shares, will be established.

  . Each issued and outstanding share of Class A common stock and Class B common stock will each be reclassified into one share of Common Stock and Non-Voting Common Stock, respectively (the "reclassification"). All references to Class A common stock and Class B common stock in the consolidated financial statements and notes to consolidated financial statements have been changed to Common Stock and Non-Voting Common Stock, respectively.

  . All issued and outstanding shares of Class A and Class B preferred stock will be converted to 720,000 shares of Common Stock and 720,000 shares of Non-Voting Common Stock, respectively. Additionally, all issued and outstanding shares of Class C and Class D preferred stock will be exchanged for 523,500 shares of Common Stock and 523,500 shares of Non-Voting Common Stock, respectively. The authorized preferred stock will be cancelled.

  . All Common Stock and Non-Voting Common Stock will be split 3 for 2 (the "stock split"). All share and per share information included in the consolidated financial statements and in the notes to consolidated financial statements have been restated to reflect this stock split.

  In addition, pursuant to the Recapitalization Agreement, the following will occur on the date of the closing of the initial public offering contemplated by the registration statement in which these consolidated financial statements are included:

  . The accumulated unpaid dividends on the then previously issued and outstanding Class A, Class B, Class C and Class D preferred stock will be paid in cash.

  . The subordinated note, together with accrued interest, will be paid in full.

  . The Vesting Warrant and the put and call provisions of the Vested Warrant, both issued in connection with the subordinated debt, will be terminated.

                 [LOGO OF BANKVEST CAPITAL CORP. APPEARS HERE]

   Back inside cover sets forth a map of the continental United States and a statement which describes the Company as having 16 sales locations in 11 metropolitan areas throughout the United States

                              [MAP APPEARS HERE]

--------------------------------------------------------------------------------

                            NATIONAL SALES LOCATIONS

              BANKVEST CURRENTLY OPERATES 16 SALES LOCATIONS IN 11
                METROPOLITAN AREAS THROUGHOUT THE UNITED STATES.

 No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stock-holders or by any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any persons in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of the Prospectus nor any sale made hereunder shall under any circumstance create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Recapitalization.........................................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Consolidated Financial and Other Data...........................  22
Management's Discussion and Analysis of Changes in Financial Condition
 and Results of Operations...............................................  25
Business.................................................................  35
Management...............................................................  46
Certain Transactions.....................................................  52
Principal and Selling Stockholders.......................................  55
Description of Capital Stock.............................................  57
Shares Eligible for Future Sale..........................................  58
Underwriting.............................................................  61
Legal Matters............................................................  62
Change in Accountants....................................................  62
Experts..................................................................  62
Available Information....................................................  62
Glossary................................................................. A-1
Index to Consolidated Financial Statements............................... F-1

                               ----------------

 Until       , 1998 (25 days after commencement of the Offering), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery re-quirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



                                      Shares

                [LOGO OF BANKVEST CAPITAL CORP. APPEARS HERE]

                                 Common Stock

                               -----------------
                                  PROSPECTUS
                               -----------------

                              Piper Jaffray inc.

                            CIBC Oppenheimer Corp.

                              Friedman, Billings,
                              Ramsey & Co., Inc.

                                        , 1998

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee:

                                                                    AMOUNT TO BE
                                                                      PAID BY
                                                                      COMPANY
                                                                    ------------
      SEC Registration Fee.........................................   $12,552
      NASD Filing Fee..............................................     4,755
      Nasdaq Listing Fee...........................................
      Printing, Postage and Mailing................................
      Legal Fees and Expenses......................................
      Accounting Fees and Expenses.................................
      Blue Sky Fees and Expenses...................................
      Custodial Fees...............................................
      Transfer Agent and Registrar Fees............................
      Miscellaneous................................................
                                                                      -------
          Total....................................................   $
                                                                      =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Restated Articles of Organization of the Company, as amended (Exhibit
3.1 hereto) and the Restated Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Company's directors and officers unless such indemnification is prohibited by the Massachusetts Business Corporation Law. The Massachusetts Business Corporation Law generally permits indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities, except with respect to any matter that the indemnified person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Company.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for cross-indemnification between the Company and the Selling Stockholders and the Underwriters with respect to certain matters and liabilities, including matters and liabilities under the Securities Act of 1933, as amended.

  The Company also maintains directors and officers liability insurance for the benefit of its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since September, 1995, the Company has issued and sold the unregistered securities set forth below. The following information reflects: (i) a two for one Common Stock split effective on November 14, 1995; (ii) a two for one Common Stock split effective on June 17, 1998; (iii) a three for two Common Stock split to be effected prior to or simultaneously with the completion of this Offering; (iv) the reclassification of Class A Common Stock as Common Stock; and (v) the reclassification of Class B Common Stock as Non-Voting Common Stock.

  1. From December 1995 through June 1996, the Company issued and sold to certain investors and employees an aggregate of 486,000 shares of Common Stock for a purchase price of $4.17 per share, together with warrants, exercisable for an aggregate of 48,600 shares of Common Stock at an exercise price of $4.58 per share.

Consideration for such shares of Common Stock was paid in cash, except for 120,000 shares of Common Stock sold to certain employees of the Company, which shares were paid for by way of a 10% cash down payment and the balance by delivery to the Company of non-recourse promissory notes and stock pledge agreements. Each promissory note originally bore interest at 8.0% per annum which was subsequently reduced to 6.0% per annum on April 10, 1998. Interest is payable on the first anniversary date of the promissory note and on each anniversary thereafter until the fifth anniversary when principal and all accrued and unpaid interest becomes payable in full.

  2. In May 1996, the Company issued and sold to Primus 30,000 shares of Class A Preferred Stock and a warrant to purchase 72,000 shares of Common Stock at an exercise price of $4.58 per share, for the aggregate price of $3,000,000 which was paid in cash. The Class A Preferred Stock is convertible into 720,000 shares of Common Stock.

  3. In May 1996, the Company issued and sold to PNC 30,000 shares of Class B Preferred Stock and warrants to purchase 72,000 shares of Non-Voting Common Stock at an exercise price of $4.58 per share, for the aggregate price of $3,000,000 which was paid in cash. The Class B Preferred Stock is convertible into 720,000 shares of Non-Voting Common Stock.

  4. In February 1997, the Company issued to Whitney the Subordinated Note in the principal amount of $15.0 million which bears interest at 10.101% per annum and warrants to purchase an aggregate of 515,076 shares of Common Stock at an exercise price of $5.00 per share.

  5. In November 1997, the Company issued and sold an aggregate of 131,250 shares of Common Stock for a purchase price of $6.67 per share to certain employees. Consideration for such shares of Common Stock was paid by way of a 10% cash down payment and the balance by delivery to the Company of non-recourse promissory notes and stock pledge agreements. The promissory notes originally bore interest at 8.0% per annum, which was subsequently reduced to 6.0% per annum on April 10, 1998. Interest is payable on the first anniversary date of the promissory note and thereafter on each anniversary until the fifth anniversary when principal and all accrued and unpaid interest becomes payable in full.

  6. In December 1997, the Company issued and sold 32,010 and 20,817 shares of Common Stock to Primus and Whitney, respectively, at a purchase price of $6.67 per share and 32,010 shares of Non-Voting Common Stock to PNC at a purchase price of $6.67 per share.

  7. On May 28, 1998, the Company issued and sold to Primus 37,500 shares of Class C Preferred Stock for the price of $3,750,000 which was paid in cash. The Class C Preferred Stock is convertible into 523,500 shares of Common Stock.

  8. On May 28, 1998, the Company issued and sold to PNC 37,500 shares of Class D Preferred Stock for the price of $3,750,000 which was paid in cash. The Class D Preferred Stock is convertible into 523,500 shares of Non-Voting Common Stock.

  9. Effective as of July 3, 1998, the Company issued and sold to a former employee 18,000 shares of Common Stock upon exercise of such former employee's options under the 1995 Plan for an aggregate price of $32,070.

  There was no underwriter involved in connection with any transaction set forth above. The foregoing issuances of securities were made in each case in reliance on an exemption from registration under the Securities Act, under
Section 4(2) thereof or on Regulation D promulgated thereunder. In all of such transactions, the recipients of securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act. The proceeds from such sales were used for working capital and general corporate purposes.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
  *1.1   --Form of Underwriting Agreement
   3.1   --Restated Articles of Organization of the Company, as amended
   3.2   --Amended and Restated Bylaws of the Company
  *4.1   --Specimen Common Stock certificates
   4.2   --Agreement of Recapitalization dated    , 1998 by and among the
          Company, Primus, PNC Whitney and certain other stockholders of the
          Company
  *4.3   --Amended and Restated Stockholders Agreement dated as of May 28, 1998 by and among the Company, Primus, PNC Whitney and certain other stockholders of the Company
  *4.4   --Amended and Restated Registration Rights Agreement dated February
          28, 1997 by and among the Company, Primus, PNC and Whitney, as amended by that certain First Amendment to Amended and Restated
          Registration Rights Agreement dated May 28, 1998
  *4.5   --Purchase Agreement dated as of May 30, 1996, by and among the
          Company, Primus and PNC as amended by Amendment No. 1 dated as of
          February 28, 1997
  *4.6   --Purchase Agreement dated as of May 28, 1998 by and among the
          Company, Primus and PNC
  *4.7   --Common Stock Purchase Warrants dated as of May 30, 1996 between the
          Company and Primus, as amended and restated by that certain Amended
          and Restated Common Stock Purchase Warrants dated as of     , 1997.
  *4.8   --Securities Purchase Agreement dated as of February 28, 1998 by and between the Company and Whitney
  *4.9   --10.101% Subordinated Promissory Note of the Company dated February
          28, 1997 held by Whitney
  *4.10  --Vested Warrant dated February 28, 1997 held by Whitney
  *4.11  --Vesting Warrant dated February 28, 1997 held by Whitney
  *4.12  --Put and Call Agreement dated as of February 28, 1997 by and between the Company and Whitney
  *5.1   --Opinion of Goldstein & Manello, P.C.
 *10.1   --BankVest Capital Corp. 1995 Stock Option Plan
 *10.2   --BankVest Capital Corp. 1998 Employee Stock Ownership Plan
 *10.3   --Employment Agreement between Paul S. Gass and the Company
 *10.4   --Employment Agreement between Joseph Bannick and the Company
 *10.5   --Employment Agreement between Lewis Caliento and the Company
 *10.6   --Employment Agreement between John P. Colton and the Company
 *10.7   --Employment Agreement between Charles Cross and the Company
 *10.8   --Employment Agreement between Kellie D. Jacques and the Company
 *10.9   --Employment Agreement between Michael Karman and the Company
 *10.9   --Employment Agreement between Sandra T. King and the Company
 *10.10  --Severance Agreement between Cathy F. Sutton and the Company
 *10.11  --Form of Stock Option Agreement in connection with 1995 Plans
 *10.12  --Real Estate Lease between Glenborough Corp. and the Company
          (Marlboro, MA)
 *10.13  --Receivables Purchase Agreement dated as of August 15, 1997 among
          BVFU Funding Corp., the Company, Variable Funding Capital
          Corporation, First Union Capital Markets Corp., First Union National
          Bank of North Carolina and Northwest Bank Minnesota, N.A

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
 *10.14  --Purchase Agreement dated August 15, 1997 between BVFU and BV
 *10.15  --Lease Receivables Sale and Contribution Agreement dated September
          30, 1996 by and among BV Funding Corp., the Company and Lease Vest
          Capital Corp.
 *10.16  --Lease Receivables Purchase Agreement dated as of September 30, 1996 among BV Funding Corp. the Company, EagleFunding Capital Corporation
          and BankBoston, as amended by Amendment No. 1 dated February 28,
          1997, as amended by Amendment No. 2 dated June 30, 1997, as amended by Amendment No. 3 dated December 7, 1997, as amended by Amendment
          No. 4 dated January 7, 1998, and as amended by Amendment No. 5 dated by May 1, 1998
 *10.17  --Revolving Credit Agreement dated as of June 18, 1998 by and between
          BankVest Capital Corp. and Middlesex Savings Bank
 *10.18  --$1,000,000 Revolving Credit Note to Middlesex Savings Bank dated as of June 18, 1998
 *10.19  --Line of Credit Agreement dated as of October 31, 1995 by and between
          Framingham Savings Bank and BankVest Capital Corp.
 *10.20  --$2,000,000 Promissory Note--Demand (Variable Rate) to Framingham
          Savings Bank dated October 31, 1995
 *10.21  --Loan and Security Agreement dated as of December 9, 1996 by and between MetroWest Bank and BankVest Capital Corp.
 *10.22  --$2,000,000 Promissory Note--Monthly Installment to MetroWest Bank
          dated December 9, 1996
 *10.23  --Loan Agreement dated as of December 9, 1996 by and between MetroWest
          Bank and BankVest Capital Corp.
 *10.24  --$3,000,000 Promissory Note--Demand to MetroWest Bank dated December
          9, 1996
 *10.25  --Security Agreement dated as of December 9, 1996 by and between
          MetroWest Bank and BankVest Capital Corp.
 *10.26  --$500,000 Promissory Note--Monthly Installment to MetroWest Bank
          dated December 9, 1996
 *10.27  --Line of Credit Agreement dated as of February 5, 1998 by and between
          MetroWest Bank and BankVest Capital Corp.
 *10.28  --$5,000,000 Promissory Note--Demand to MetroWest Bank dated February
          5, 1998
 *10.29  --$2,500,000 Promissory Note to MetroWest Bank dated September 2, 1998
 *10.30  --Loan and Security Agreement dated as of December 27, 1996 by and between Century Bank and Trust Company and BankVest Capital Corp.
 *10.31  --Loan and Security Agreement dated as of May 9, 1997 by and among
          BankVest Capital Corp., LeaseVest Capital Corp., and PNC Bank, N.A.
 *10.32  --Revolving Credit Agreement dated as of September 12, 1996, by and between BankVest Capital Corp., LeaseVest Capital Corp. and
          BankBoston, N.A. (f/k/a The First National Bank of Boston)
 *10.33  --Amendment to Revolving Credit Agreement dated January 1, 1997 by and between BankVest Capital Corp., LeaseVest Capital Corp. and
          BankBoston, N.A.
 *10.34  --Amendment No. 2 to Revolving Credit Agreement dated December 5, 1997 by and between BankVest Capital Corp., LeaseVest Capital Corp. and
          BankBoston, N.A.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
 *10.35  --Amendment No. 3 to Revolving Credit Agreement dated December 24,
          1997 by and between BankVest Capital Corp., LeaseVest Capital Corp.
          and BankBoston, N.A.
 *10.36  --$20,000,000 Amended and Restated Revolving Credit Note to
          BankBoston, N.A. dated December 5, 1997 of BankVest Capital Corp.
 *10.37  --MetroWest Bank Line of Credit Agreement dated February 5, 1998 by and between MetroWest Bank and BankVest Capital Corp.
 *10.38  --$5,000,000 Promissory Note--Demand to MetroWest Bank dated as of
          February 5, 1998 of BankVest Capital Corp.
 *10.39  --Credit Agreement, dated as of August 21, 1998, by and between
          BankVest Capital Corp. and Fleet Bank, N.A.
 *10.40  --$15,000,000 Revolving Credit Note to Fleet Bank, National
          Association dated as of August 21, 1998
 *10.41  --Amended and Restated Master Sale of Chattel Paper And Security
          Agreement dated as of March 21, 1996, among European American Bank,
          BankVest Capital Corp. and LeaseVest Capital Corp.
 *10.42  --Amendment dated as of January 14, 1997 to Amended and Restated
          Master Sale of Chattel Paper And Security Agreement dated as of March
          21, 1996, among European American Bank, BankVest Capital Corp. and
          LeaseVest Capital Corp.
 *10.43  --Second Amendment dated as of June 30, 1997 to Amended and Restated
          Master Sale of Chattel Paper And Security Agreement dated as of March
          21, 1996, among European American Bank, BankVest Capital Corp. and
          LeaseVest Capital Corp.
 *10.44  --Third Amendment dated as of January   , 1998 to Amended and Restated
          Master Sale of Chattel Paper And Security Agreement dated as of March
          21, 1996, among European American Bank, BankVest Capital Corp. and
          LeaseVest Capital Corp.
 *10.45  --Master Agreement dated November 27, 1995 between First Sierra
          Financial, Inc. and BankVest Capital Corp.
 *10.46  --First Amendment dated April 10, 1997 to Master Agreement dated
          November 27, 1995 between First Sierra Financial, Inc. and BankVest
          Capital Corp.
 *10.47  --Loan and Security Agreement dated as of August 7, 1995 between
          BankVest Capital Corp. and Heller Financial, Inc.
 *10.48  --First Amendment dated as of February 12, 1996 to Loan and Security
          Agreement, dated as of August 7, 1995 by and between Heller
          Financial, Inc. and BankVest Capital Corp.
 *10.49  --Second Amendment dated as of June 24, 1996 to Loan and Security
          Agreement, dated as of August 7, 1995 by and between Heller
          Financial, Inc. and BankVest Capital Corp.
 *10.50  --Third Amendment dated as of July 11, 1997 to Loan and Security
          Agreement, dated as of August 7, 1995 by and between Heller
          Financial, Inc. and BankVest Capital Corp.
 *10.51  --Purchase and Sale Agreement, dated as of August 7, 1995 by and between Heller Financial Leasing, Inc. and BankVest Capital Corp.
 *10.52  --First Amendment dated as of February 12, 1996 to Purchase and Sale
          Agreement, dated as of August 7, 1995 by and between Heller Financial
          Leasing, Inc. and BankVest Capital Corp.
 *10.53  --Second Amendment dated as of June 24, 1996 to Purchase and Sale
          Agreement, dated as of August 7, 1995 by and between Heller Financial
          Leasing, Inc. and BankVest Capital Corp.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
 *10.54  --Third Amendment dated as of July 11, 1997 to Purchase and Sale
          Agreement, dated as of August 7, 1995 by and between Heller Financial
          Leasing, Inc. and BankVest Capital Corp.
 *10.55  --Sale of Chattel Paper and Security Agreement dated as of March 28,
          1996 by and between UJB Leasing Corporation and BankVest Capital
          Corp.
 *10.56  --First Amendment dated as of June 1, 1997 to Sale of Chattel Paper and Security Agreement by and between Summit Leasing Corporation
          (f/k/a UJB Leasing Corporation) and BankVest Capital Corp.
 *10.57  --Second Amendment to Sale of Chattel Paper and Security Agreement by
          and between Summit Leasing Corporation (f/k/a UJB Leasing
          Corporation) and BankVest Capital Corp.
 *10.58  --Master Sale and Assignment Agreement dated as of November 21, 1997 by and between BankVest Capital Corp., LeaseVest Capital Corp., and
          Marquette National Bank
 *10.59  --Receivables Purchase Agreement dated as of September   , 1998 among
          BVFU Funding LLC, BankVest Capital Corp., the Investors, Variable
          Funding Capital Corporation, First Union Capital Markets, First Union
          National Bank of North Carolina and Norwest Bank Minnesota, N.A.
 *10.60  --Purchase Agreement, dated as of September   , 1998 between BVFU and
          BankVest Capital Corp.
 *10.61  --Purchase and Assignment Agreement, dated as of September  , 1998 between BVFU Funding Corp. and BVFU Funding LLC.
 *10.62  --Transfer and Sale Agreement dated as of      , 1998, by and among
          BankVest Capital Corp., BVFU, BFC, VFCC, Eagle and the BV Equipment
          Lease Company 1998-1, LLC
 *10.63  --Indenture dated as of      , 1998 by and between BV Equipment Lease
          Company 1998-1, LLC and Norwest.
  11.1   --Computation of earnings per share
 *21.1   --Subsidiaries of the Company
  23.1   --Consent of Deloitte & Touche LLP
 *23.2   --Letter from PricewaterhouseCoopers LLP
 *23.3   --Consent of Goldstein & Manello, P.C. (contained in Exhibit 5.1 hereto)
  24.1   --Powers of Attorney (included on the signature page to this
          Registration Statement)
  27.1   --Financial Data Schedule

--------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS

  The undersigned Company hereby undertakes:

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (b) The undersigned Registrant hereby undertakes:

    (1) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (2) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (3) That, for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWN OF MARLBORO, COMMONWEALTH OF MASSACHUSETTS, ON THE 30TH DAY OF SEPTEMBER, 1998.

                                          Bankvest Capital Corp.

                                                 /s/  Paul S. Gass
                                          By: _________________________________
                                                        PAUL S. GASS
                                                 PRESIDENT, CHIEF EXECUTIVE
                                             OFFICER AND CHAIRMAN OF THE BOARD

                               POWER OF ATTORNEY

  Each undersigned person hereby constitutes and appoints Paul S. Gass and Charles W. Cross and each of them with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent, with full power to sign any and all amendments to this Registration Statement on Form S-1 of BankVest Capital Corp. and to file the same with the Securities and Exchange Commission, including any and all post-effective amendments and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b) and to execute all other documents and take all other actions on behalf of such undersigned person as may be necessary or advisable in connection with the registration of the shares covered by this Registration Statement under the Securities Act of 1933, as amended, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT AND POWER OF ATTORNEY HAVE BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                          TITLE                   DATE
              ---------                          -----                   ----

         /s/ Paul S. Gass              President, Chief Executive September 30, 1998
______________________________________  Officer and Chairman of
             PAUL S. GASS               the Board of Directors
                                        (Principal Executive
                                        Officer)

       /s/ Kellie D. Jacques           Senior Vice President,     September 30, 1998
______________________________________  Chief Financial Officer,
          KELLIE D. JACQUES             Treasurer and Director
                                        (Principal Financial and
                                        Accounting Officer)

        /s/ John P. Colton             Executive Vice President   September 30, 1998
______________________________________  and Director
            JOHN P. COLTON

       /s/ James H. Fordyce            Director                   September 30, 1998
______________________________________
           JAMES H. FORDYCE

        /s/ James D. Gerson            Director                   September 30, 1998
______________________________________
           JAMES D. GERSON

        /s/ Sandra T. King             Director                   September 30, 1998
______________________________________
            SANDRA T. KING

       /s/ Kevin J. McGinty            Director                   September 30, 1998
______________________________________
           KEVIN J. MCGINTY


                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
  *1.1   --Form of Underwriting Agreement
   3.1   --Restated Articles of Organization of the Company, as amended
   3.2   --Amended and Restated Bylaws of the Company
  *4.1   --Specimen Common Stock certificates
   4.2   --Agreement of Recapitalization dated    , 1998 by and among the
          Company, Primus, PNC Whitney and certain other stockholders of the
          Company
  *4.3   --Amended and Restated Stockholders Agreement dated as of May 28, 1998 by and among the Company, Primus, PNC Whitney and certain other stockholders of the Company
  *4.4   --Amended and Restated Registration Rights Agreement dated February
          28, 1997 by and among the Company, Primus, PNC and Whitney, as amended by that certain First Amendment to Amended and Restated
          Registration Rights Agreement dated May 28, 1998
  *4.5   --Purchase Agreement dated as of May 30, 1996, by and among the
          Company, Primus and PNC as amended by Amendment No. 1 dated as of
          February 28, 1997
  *4.6   --Purchase Agreement dated as of May 28, 1998 by and among the
          Company, Primus and PNC
  *4.7   --Common Stock Purchase Warrants dated as of May 30, 1996 between the
          Company and Primus, as amended and restated by that certain Amended
          and Restated Common Stock Purchase Warrants dated as of     , 1997.
  *4.8   --Securities Purchase Agreement dated as of February 28, 1998 by and between the Company and Whitney
  *4.9   --10.101% Subordinated Promissory Note of the Company dated February
          28, 1997 held by Whitney
  *4.10  --Vested Warrant dated February 28, 1997 held by Whitney
  *4.11  --Vesting Warrant dated February 28, 1997 held by Whitney
  *4.12  --Put and Call Agreement dated as of February 28, 1997 by and between the Company and Whitney
  *5.1   --Opinion of Goldstein & Manello, P.C.
 *10.1   --BankVest Capital Corp. 1995 Stock Option Plan
 *10.2   --BankVest Capital Corp. 1998 Employee Stock Ownership Plan
 *10.3   --Employment Agreement between Paul S. Gass and the Company
 *10.4   --Employment Agreement between Joseph Bannick and the Company
 *10.5   --Employment Agreement between Lewis Caliento and the Company
 *10.6   --Employment Agreement between John P. Colton and the Company
 *10.7   --Employment Agreement between Charles Cross and the Company
 *10.8   --Employment Agreement between Kellie D. Jacques and the Company
 *10.9   --Employment Agreement between Michael Karman and the Company
 *10.9   --Employment Agreement between Sandra T. King and the Company
 *10.10  --Severance Agreement between Cathy F. Sutton and the Company
 *10.11  --Form of Stock Option Agreement in connection with 1995 Plans
 *10.12  --Real Estate Lease between Glenborough Corp. and the Company
          (Marlboro, MA)
 *10.13  --Receivables Purchase Agreement dated as of August 15, 1997 among
          BVFU Funding Corp., the Company, Variable Funding Capital
          Corporation, First Union Capital Markets Corp., First Union National
          Bank of North Carolina and Northwest Bank Minnesota, N.A

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
 *10.14  --Purchase Agreement dated August 15, 1997 between BVFU and BV
 *10.15  --Lease Receivables Sale and Contribution Agreement dated September
          30, 1996 by and among BV Funding Corp., the Company and Lease Vest
          Capital Corp.
 *10.16  --Lease Receivables Purchase Agreement dated as of September 30, 1996 among BV Funding Corp. the Company, EagleFunding Capital Corporation
          and BankBoston, as amended by Amendment No. 1 dated February 28,
          1997, as amended by Amendment No. 2 dated June 30, 1997, as amended by Amendment No. 3 dated December 7, 1997, as amended by Amendment
          No. 4 dated January 7, 1998, and as amended by Amendment No. 5 dated by May 1, 1998
 *10.17  --Revolving Credit Agreement dated as of June 18, 1998 by and between
          BankVest Capital Corp. and Middlesex Savings Bank
 *10.18  --$1,000,000 Revolving Credit Note to Middlesex Savings Bank dated as of June 18, 1998
 *10.19  --Line of Credit Agreement dated as of October 31, 1995 by and between
          Framingham Savings Bank and BankVest Capital Corp.
 *10.20  --$2,000,000 Promissory Note--Demand (Variable Rate) to Framingham
          Savings Bank dated October 31, 1995
 *10.21  --Loan and Security Agreement dated as of December 9, 1996 by and between MetroWest Bank and BankVest Capital Corp.
 *10.22  --$2,000,000 Promissory Note--Monthly Installment to MetroWest Bank
          dated December 9, 1996
 *10.23  --Loan Agreement dated as of December 9, 1996 by and between MetroWest
          Bank and BankVest Capital Corp.
 *10.24  --$3,000,000 Promissory Note--Demand to MetroWest Bank dated December
          9, 1996
 *10.25  --Security Agreement dated as of December 9, 1996 by and between
          MetroWest Bank and BankVest Capital Corp.
 *10.26  --$500,000 Promissory Note--Monthly Installment to MetroWest Bank
          dated December 9, 1996
 *10.27  --Line of Credit Agreement dated as of February 5, 1998 by and between
          MetroWest Bank and BankVest Capital Corp.
 *10.28  --$5,000,000 Promissory Note--Demand to MetroWest Bank dated February
          5, 1998
 *10.29  --$2,500,000 Promissory Note to MetroWest Bank dated September 2, 1998
 *10.30  --Loan and Security Agreement dated as of December 27, 1996 by and between Century Bank and Trust Company and BankVest Capital Corp.
 *10.31  --Loan and Security Agreement dated as of May 9, 1997 by and among
          BankVest Capital Corp., LeaseVest Capital Corp., and PNC Bank, N.A.
 *10.32  --Revolving Credit Agreement dated as of September 12, 1996, by and between BankVest Capital Corp., LeaseVest Capital Corp. and
          BankBoston, N.A. (f/k/a The First National Bank of Boston)
 *10.33  --Amendment to Revolving Credit Agreement dated January 1, 1997 by and between BankVest Capital Corp., LeaseVest Capital Corp. and
          BankBoston, N.A.
 *10.34  --Amendment No. 2 to Revolving Credit Agreement dated December 5, 1997 by and between BankVest Capital Corp., LeaseVest Capital Corp. and
          BankBoston, N.A.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
 *10.35  --Amendment No. 3 to Revolving Credit Agreement dated December 24,
          1997 by and between BankVest Capital Corp., LeaseVest Capital Corp.
          and BankBoston, N.A.
 *10.36  --$20,000,000 Amended and Restated Revolving Credit Note to BankBoston
          N.A. dated December 5, 1997 of BankVest Capital Corp.
 *10.37  --MetroWest Bank Line of Credit Agreement dated February 5, 1998 by and between MetroWest Bank and BankVest Capital Corp.
 *10.38  --$5,000,000 Promissory Note--Demand to MetroWest Bank dated as of
          February 5, 1998 of BankVest Capital Corp.
 *10.39  --Credit Agreement, dated as of August 21, 1998, by and between
          BankVest Capital Corp. and Fleet Bank, N.A.
 *10.40  --$15,000,000 Revolving Credit Note to Fleet Bank, National
          Association dated as of August 21, 1998
 *10.41  --Amended and Restated Master Sale of Chattel Paper And Security
          Agreement dated as of March 21, 1996, among European American Bank,
          BankVest Capital Corp. and LeaseVest Capital Corp.
 *10.42  --Amendment dated as of January 14, 1997 to Amended and Restated
          Master Sale of Chattel Paper And Security Agreement dated as of March
          21, 1996, among European American Bank, BankVest Capital Corp. and
          LeaseVest Capital Corp.
 *10.43  --Second Amendment dated as of June 30, 1997 to Amended and Restated
          Master Sale of Chattel Paper And Security Agreement dated as of March
          21, 1996, among European American Bank, BankVest Capital Corp. and
          LeaseVest Capital Corp.
 *10.44  --Third Amendment dated as of January   , 1998 to Amended and Restated
          Master Sale of Chattel Paper And Security Agreement dated as of March
          21, 1996, among European American Bank, BankVest Capital Corp. and
          LeaseVest Capital Corp.
 *10.45  --Master Agreement dated November 27, 1995 between First Sierra
          Financial, Inc. and BankVest Capital Corp.
 *10.46  --First Amendment dated April 10, 1997 to Master Agreement dated
          November 27, 1995 between First Sierra Financial, Inc. and BankVest
          Capital Corp.
 *10.47  --Loan and Security Agreement dated as of August 7, 1995 between
          BankVest Capital Corp. and Heller Financial, Inc.
 *10.48  --First Amendment dated as of February 12, 1996 to Loan and Security
          Agreement, dated as of August 7, 1995 by and between Heller
          Financial, Inc. and BankVest Capital Corp.
 *10.49  --Second Amendment dated as of June 24, 1996 to Loan and Security
          Agreement, dated as of August 7, 1995 by and between Heller
          Financial, Inc. and BankVest Capital Corp.
 *10.50  --Third Amendment dated as of July 11, 1997 to Loan and Security
          Agreement, dated as of August 7, 1995 by and between Heller
          Financial, Inc. and BankVest Capital Corp.
 *10.51  --Purchase and Sale Agreement, dated as of August 7, 1995 by and between Heller Financial Leasing, Inc. and BankVest Capital Corp.
 *10.52  --First Amendment dated as of February 12, 1996 to Purchase and Sale
          Agreement, dated as of August 7, 1995 by and between Heller Financial
          Leasing, Inc. and BankVest Capital Corp.
 *10.53  --Second Amendment dated as of June 24, 1996 to Purchase and Sale
          Agreement, dated as of August 7, 1995 by and between Heller Financial
          Leasing, Inc. and BankVest Capital Corp.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
 *10.54  --Third Amendment dated as of July 11, 1997 to Purchase and Sale
          Agreement, dated as of August 7, 1995 by and between Heller Financial
          Leasing, Inc. and BankVest Capital Corp.
 *10.55  --Sale of Chattel Paper and Security Agreement dated as of March 28,
          1996 by and between UJB Leasing Corporation and BankVest Capital
          Corp.
 *10.56  --First Amendment dated as of June 1, 1997 to Sale of Chattel Paper and Security Agreement by and between Summit Leasing Corporation
          (f/k/a UJB Leasing Corporation) and BankVest Capital Corp.
 *10.57  --Second Amendment to Sale of Chattel Paper and Security Agreement by
          and between Summit Leasing Corporation (f/k/a UJB Leasing
          Corporation) and BankVest Capital Corp.
 *10.58  --Master Sale and Assignment Agreement dated as of November 21, 1997 by and between BankVest Capital Corp., LeaseVest Capital Corp., and
          Marquette National Bank
 *10.59  --Receivables Purchase Agreement dated as of September   , 1998 among
          BVFU Funding LLC, BankVest Capital Corp., the Investors, Variable
          Funding Capital Corporation, First Union Capital Markets, First Union
          National Bank of North Carolina and Norwest Bank Minnesota, N.A.
 *10.60  --Purchase Agreement, dated as of September   , 1998 between BVFU and
          BankVest Capital Corp.
 *10.61  --Purchase and Assignment Agreement, dated as of September  , 1998 between BVFU Funding Corp. and BVFU Funding LLC.
 *10.62  --Transfer and Sale Agreement dated as of      , 1998, by and among
          BankVest Capital Corp., BVFU, BFC, VFCC, Eagle and the BV Equipment
          Lease Company 1998-1, LLC
 *10.63  --Indenture dated as of      , 1998 by and between BV Equipment Lease
          Company 1998-1, LLC and Norwest.
  11.1   --Computation of earnings per share
 *21.1   --Subsidiaries of the Company
  23.1   --Consent of Deloitte & Touche LLP
 *23.2   --Letter from PricewaterhouseCoopers LLP
 *23.3   --Consent of Goldstein & Manello, P.C. (contained in Exhibit 5.1 hereto)
  24.1   --Powers of Attorney (included on the signature page to this
          Registration Statement)
  27.1   --Financial Data Schedule

--------
* To be filed by amendment.